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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTU Aero Engines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

FILE NO. 82- 34917 FISCAL YEAR 12-31-06

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MTU Aero Engines

RECEIVED

Ready for the Future

Annual Report 2006

ARIS
12-31-06


MTU
MTU
MTU
MTU

Selected Consolidated Financial Information and Key Figures

	2006	2005*)
Key income statement figures in € million		
Revenues	2,416.2	2,182.7
Research and development expenses	64.5	45.7
Earnings before interest and tax (EBIT)	183.8	131.2
Earnings before interest, tax, depreciation and amortization (EBITDA)	335.6	295.3
Earnings before tax (EBT)	150.5	58.6
Income taxes	61.4	25.8
Net profit	89.1	32.8
Key income statement figures in € million (adjusted)		
Earnings before interest, tax, depreciation and amortization (EBITDA)	318.2	238.7
Earnings before tax (EBT)	204.4	89.1
Net profit	121.8	53.1
Key balance sheet figures in € million		
Equity	562.3	528.0
Total assets	3,112.2	2,850.7
Fixed assets	1,739.5	1,795.4
Non-current financial liabilities (excluding deferred tax liabilities)	1,184.9	1,048.7
Number of employees at year end		
By market segment		
Commercial and Military Engine Business	4,740	4,805
Commercial Maintenance Business	2,337	2,125
	7,077	6,930
Key figures in %		
Gross margin	14.6	13.2
EBITDA-margin	13.9	13.5
EBIT-margin	7.6	6.0
Post-tax return on sales	3.7	1.5
Return on equity	16.3	8.8
Equity ratio	18.1	18.5
Cash flow in € million		
Cash flow from operating activites	209.8	291.7
Cash flow from investing activities	-94.1	-83.9
Free cash flow	115.7	207.8
Share values		
Basic (undiluted) earnings per share in €	1.64	0.60
Basic (undiluted) earnings per share in € (adjusted)	2.25	0.97
Diluted earnings per share in €	1.64	0.60
Free cash flow per share in €	2.13	3.78
Equity per share in €	10.37	9.60

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation.

Ready for the Future

MTU Aero Engines is Germany's leading aero engine manufacturer and ranks among the industry's major global players. Its roots stretch back to the beginning of the era of powered flight and, still to this day, the company helps to steer the fortunes of the modern aviation sector as a recognized technological leader in many important areas of engine manufacture.



MTU's products cover the entire range of thrust and power classes as well as all essential components and subsystems. The company is active worldwide. It has customers in all four corners of the globe and subsidiaries that assure its presence in the most important markets.

This long-established German company manufactures both commercial and military engines, and is the world's leading independent provider of commercial maintenance, repair and overhaul (MRO) services. MTU also plays a major role in the military domain: As lead industrial partner to the Bundeswehr, the company is responsible for nearly every type of aircraft engine operated by the German armed forces.

From a technological standpoint, MTU is an important motive force both in Germany and around the world, and an essential partner in all the important research programs. Its strengths lie in the development of new commercial and military aero engines and of innovative manufacturing and repair processes.

Highlights 2006

A380 flies for the first time with GP7000 engines
The Airbus A380 took off with GP7000 engines under its wings for the first time at the end of August. MTU is the third-largest partner in this engine program after General Electric and Pratt & Whitney, with a program share of 22.5%. Besides supplying the engine's low-pressure turbine and turbine center frame, MTU is also involved in the production of its high-pressure turbine. The low-pressure turbine is the first to be made using a new type of material developed by MTU: a cost-saving, lightweight, heat-resistant, single-crystal superalloy known as LEK94.

New high-pressure compressor made by MTU
Together with Pratt & Whitney, MTU is developing a new lightweight and highly efficient high-pressure compressor for use in engines intended to power medium-sized passenger airliners. It is to be built to the all-blisk design, which features integrally bladed rotor disks machined as a single unit.

MTU enters the U.S. military market
Halfway through the year, MTU broke through onto the U.S. military market, becoming directly involved in a program there for the first time. As a partner to General Electric on the F414 engine, the company is supplying the engine's high-pressure compressor drum as well as two shroud bands for the high- and low-pressure turbines. MTU intends to expand its share in the program.

First PW6000 production engine handed over
In 2006, MTU handed over the first PW6000 production engine to its contractor, Pratt & Whitney. The engine will be used to power the small Airbus A318. MTU holds a share of roughly 33% in the PW6000 program, supplying the engine's low-pressure turbine and high-pressure compressor and taking charge of final assembly.

Major orders for maintenance services
Growth in the commercial MRO business in 2006 came mainly from MTU Maintenance Hannover and MTU Maintenance Zhuhai. MTU Maintenance Berlin-Brandenburg secured a number of major orders. American regional airline Air Wisconsin, for example, has decided to have the CF34 engines of its 70 regional jets maintained exclusively in Ludwigsfelde under a contract worth roughly €240 million. In the industrial gas turbine sector, MTU has won a maintenance contract from Norway worth around €42 million which includes work on stationary gas turbines installed on offshore oil rigs. This demonstrates that MTU is also successful in related business areas.



The high-pressure compressor developed by MTU Aero Engines for the PW6000 sets new international standards.

Table of contents

Letter to the shareholders



Udo Stark, Chief Executive Officer

Dear Shareholders,

We can look back on a very successful business year in 2006: MTU Aero Engines Holding AG generated revenues of €2.4 billion, representing an increase of 10.7% compared to the previous year. There was an even more marked increase in our operating income (adjusted EBITDA), which rose by 33.3% to €318.2 million. MTU has thus once more exceeded its revenue and earnings targets. You will be pleased to hear that this positive development enables us to offer a dividend payment of €0.82 per share to our shareholders.

Each MTU business unit has made its own contribution to these excellent results: both commercial MRO and the OEM business with associated spare part sales. And this is how it should stay: our medium-term goal is to achieve growth rates that are well above the general market level.

MTU registered its strongest growth in the commercial MRO segment, with an 24.5% increase in revenues to €954.7 million. The programs that generated the greatest revenues were the V2500 engine for the Airbus A320 family, and the CF6 program for commercial aircraft seating more than 200 passengers. The €240 million deal with U.S. carrier Air Wisconsin is the largest contract for the CF34 that we have ever fetched home to Ludwigsfelde. The experts at MTU Maintenance Berlin-Brandenburg can report yet another success: the Ludwigsfelde teams have been commissioned by Norwegian oil producers to maintain off- and onshore industrial gas turbines, a deal valued at a total of €42 million.

The OEM business and spare parts sales gained momentum, too, exhibiting above-average growth.

August 2006 marked a key date in a new area of our commercial business when the Airbus A380 made its first-ever flight under the power of GP7000 engines. One of our major programs for the future had thus reached an important milestone. Progress was made in the PW6000 program, too: we delivered the first production A318 engine to Pratt & Whitney in the fall of 2006.

In the military aero engine business, MTU's participation in General Electric's F414 engine program represents a major strategic success, enabling us to gain a foothold in the lucrative U.S. defense market. In Europe, the Eurofighter EJ200 engine continues to assure us of a full workload. All in all, we increased our revenues in the OEM business by 3.4% to €1.5 billion.

However, we have no intention of simply resting on our laurels. Over the past twelve months, MTU has proved how well it is able to handle changes in external factors such as the spiraling price of raw materials and the rising dollar exchange rate. Now it has to face up to a further set of demands: New aircraft are expected to be more fuel-efficient, significantly quieter and less polluting than current models. At the same time, the next generation of aero engines must be cheaper to manufacture and maintain. We are making our company ready for the future in order to meet these challenges successfully in terms of products and technologies.

Continuous improvement of our competitiveness is another issue of key importance. We will further optimize our internal processes and plan to implement a set of measures to improve efficiency in the current financial year. Our aim is to achieve annual savings of approximately €50 million, which we expect to economize primarily in the areas of purchasing and human resources. We are moreover studying the possibility of capitalizing on the advantages of sites in other countries, such as those of central and eastern Europe.

Turning to our products, we continue to adhere to our belief in a well-balanced portfolio, for today's products are tomorrow's maintenance contracts. We aim to safeguard and strengthen our position through participation in new engine programs. Over the coming years, we plan to build on MTU's leading position in our core business field of maintenance by branching out into related niche markets. The main areas we have identified are engine leasing and the repair of parts and add-on equipment.

On the technology front, we are systematically preparing for the future by intensifying our research and development efforts on new aero engines. The main focus of these activities lies on the next-generation single-aisle (NGSA) market – that is, short- and medium-range aircraft, regional and business jets. One lasting factor in our success is our cooperation with Pratt & Whitney. We are close partners on both the PW6000 program and the successor to the V2500. A demonstrator of the latter engine is being built to test the reliability of the innovative technologies it will incorporate. In the military sphere, we have set our sights on the long-term markets for unmanned air vehicles (UAVs) and heavy transport helicopters. We also expect to see good growth rates for the F414, a program in which we would like to become more heavily involved.

Dear shareholders, as you can see, we are getting MTU "ready for the future". The increase in value of the MTU share by 35% over the course of 2006 reflects the capital markets' confidence in our present performance and our plans for future development. This rate of growth is higher than the market average.

So let me take this opportunity of thanking you on behalf of the whole Board of Management. Your trust in us and your investment in MTU Aero Engines are vital to our business success. You give us the moral and financial strength we need to reach the highest level of technological excellence and to further improve the company's competitive status.

I would expressly like to thank all members of the MTU workforce for their highly dedicated work. Their sense of motivation and professional expertise are the crucial foundation of our success.

Sincerely Yours

Udo Stark

The Board of Management



From left: Reiner Winkler, Udo Stark, Dr. Rainer Martens, Bernd Kessler

"With our efficiency improvement program, we are laying the foundations for even greater profitability. This will make MTU 'ready for the future' in financial terms as well."

Reiner Winkler (b. 1961)
Executive Vice President Finance and Human Resources (Chief Financial Officer)

Reiner Winkler, who holds a degree in business administration, has been responsible for finance and controlling at MTU since 2001. In May 2005, he became a member of the Board of Management of MTU Aero Engines Holding AG, with responsibility for finance, human resources and IT.

"With our consistent orientation towards the markets of the future and optimized structures, MTU is 'ready for the future'. Our medium-term goal is to significantly surpass the market growth rate."

Udo Stark (b. 1947)
Chief Executive Officer

Udo Stark, a business administration graduate who holds an MBA from Harvard, has been CEO of MTU Aero Engines Holding AG since the beginning of 2005. His previous posts have included chairman of the executive board of mg technologies ag, chairman of the shareholders' committee at Messer Griesheim GmbH and CEO of AGIV AG, Frankfurt.



"Tomorrow's engines must be quieter, more fuel-efficient and kinder to the environment. As the front-runner in key areas of technology, we continue to set the pace and be 'ready for the future'."

Dr. Rainer Martens (b. 1961)
Executive Vice President &
Chief Operating Officer

Dr. Rainer Martens has been a member of the Board of Management of MTU Aero Engines Holding AG since April 2006, with responsibility for engineering and production. The holder of a doctorate in mechanical engineering, Martens knows the company very well, having led its turbine blade production center from 1997 to 2002. He subsequently moved to Airbus to take charge of the company's Bremen site.

"As the leading independent provider of commercial MRO services, MTU is 'ready for the future'. One of the ways in which we intend to further extend this position is by taking on activities in related niche markets."

Bernd Kessler (b. 1958)
President and CEO Commercial Maintenance

A mechanical engineering graduate who also holds an MBA, Bernd Kessler has been an MTU Executive Vice President since 2004, in charge of commercial maintenance. In May 2005 he became a member of the Board of Management of MTU Aero Engines Holding AG with responsibility for the same area. Prior to joining MTU, he occupied senior management posts at Allied Signal Aerospace Services and Honeywell Aerospace.


MTU

Setting the future in motion

MTU Aero Engines is Germany's leading manufacturer of aero engines and one of the largest companies in this sector worldwide. The roots of this long-established company stretch back to the earliest days of powered flight. Today it operates in markets offering considerable opportunities for growth: according to the latest forecasts, the worldwide volume of air traffic is expected to rise to almost twice the present level by 2020. The requirement for new passenger aircraft is expected to increase by more than 50% in the next 20 years, with a concomitant need for new engines. With its wide range of products and services and its leading-edge technology, MTU will profit from this buoyancy in the market.

MTU provides support for commercial and military aircraft engines throughout their entire lifecycle: developing, manufacturing, marketing and maintaining them. The company's business activities are split into two principal segments: OEM business – which includes spare parts for commercial and military engines, and military MRO – and commercial MRO business.

MTU's products for the commercial aero engine market cover all thrust and power categories and the most important components and subsystems. However, its chief specialties are low-pressure turbines, high-pressure compressors, and manufacturing processes and repair techniques – areas in which the company is a recognized international leader. MTU is a partner to the world's largest engine manufacturers: General Electric, Pratt & Whitney and Rolls-Royce. The company is also a market leader in the commercial maintenance sector; MTU Maintenance is the world's largest independent MRO service provider, offering an extensive range of services and one-stop solutions for all current engine types.

MTU has also been applying its expertise to military aircraft engines for many decades. As the lead industrial partner to the German armed forces, the company provides support for virtually every type of engine in service with the airborne units. It is also the German partner in European engine consortiums.

Globally structured

MTU is globally structured and offers its services to customers on all five continents. It has locations in Europe, Asia and the U.S.A. The central offices in Munich control the affiliated companies and direct research and development activities. Munich is also the location of the company's main manufacturing site, which handles the production of engine components and the final assembly and maintenance of military engines. MRO services for commercial engines are organized under the umbrella of MTU Maintenance. The work itself is carried out in Germany at the sites of Langenhagen near Hannover and Ludwigsfelde in Brandenburg, and at the overseas sites of Richmond, near Vancouver, Canada, Zhuhai in China and Shah Alam near Kuala Lumpur in Malaysia. The Chinese repair facility is one of the most modern of its kind and serves the growth market in Asia.

In the U.S.A., MTU Aero Engines North America has manufacturing facilities and a development centre near East Hartford, Connecticut. Vericor Power Systems in Atlanta is responsible for manufacturing and marketing industrial gas turbines; its largest customer is the U.S. Navy. Maintenance work on stationary gas turbines is carried out by MTU Maintenance Berlin-Brandenburg in Ludwigsfelde.

A strategically planned future

The anticipated increase in the volume of air traffic goes hand in hand with the demand for technological solutions to alleviate the environmental impact of aircraft and thus compensate for the added burden of twice as many flights. Emission levels, noise pollution and fuel consumption will all need to be dramatically reduced. These are challenges that MTU must also meet. The company already plays a key role in the development of more fuel-efficient, quieter engines; its engineers have been working on more environmentally friendly design concepts for decades. MTU participates in all the most important international research projects. With its innovative high-pressure compressors and low-pressure turbines, the company is a technological trendsetter and has established itself as an indispensable partner to the world's largest engine manufacturers. The next objective is to build out this position and to extend the company's technological lead even further.

Consolidation of technological leadership represents one element of corporate strategy; another is to gain access to a larger share of engine programs that potentially offer high rates of growth. According to forecasts for the commercial market over the next ten years, the key products will be engines for the successors to the A320 and B737 and the next generation of regional and business jets. In the military market, alongside the solid prospect of export orders ensuing from the EJ200, TP400-D6 and MTR390 programs, there are three projects that promise to develop into growth areas: engines for unmanned air vehicles (UAVs), engines for a new generation of heavy transport helicopters and heavy lift rotorcraft, and the F414 engine to be deployed by the U.S. Navy in the F/A-18 Super Hornet fighter aircraft. MTU has already secured a foothold in the F414 program led by General Electric. This is the first time ever that the German company has participated in a U.S. engine program for fighter aircraft.




MTU
MTU Group headquarters: the offices of MTU Aero Engines in Munich.

MTU intends to create a solid economic basis for these projects by further improving its competitiveness. The planned implementation of an efficiency improvement program in 2007 is expected to result in annual savings of approximately €50 million. As well as reducing personnel expenses, the program also sets out to reduce procurement costs to compensate as far as possible for the rising price of raw materials. Meanwhile, MTU is continuing to improve its processes.

MTU expects to enhance the competitive strength of its core fields by moving into related lines of business. New opportunities that could feasibly be exploited in the rapidly expanding maintenance services market include engine leasing and component repair.

The acquisition of a number of large contracts, the entry into new engine consortiums, and two upward revisions of the earnings forecast in the course of 2006, all indicate that MTU is on the right track, organizationally, financially and technologically.



Thrusting ahead

Since the early days of powered flight, a decisive role has been played by one German company in particular. Nearly 100 years ago, the predecessor of MTU Aero Engines was helping the first aircraft to take to the air. And MTU continues today to make a significant contribution to the industry's success. As the world's leading independent provider of maintenance, repair and overhaul (MRO) services and as an indispensable partner to the aviation sector, MTU has become a fixed constant in the aero engine world. Its product range encompasses engines of all thrust and power categories as well as major components and subsystems such as compressors, combustors, turbines and engine control units.

The MTU commercial engine portfolio contains a mix of engine types in widespread use, including the V2500 and new, more recent engine programs, such as the GP7000 and the PW6000.

The GP7000 provides thrust for the new mega-Airbus A380 and is set to be one of the company's most important commercial aviation projects in future years. It is being produced in collaboration with General Electric, Pratt & Whitney and Snecma and represents a completely new engine family for wide-body long-haul aircraft. The project's results so far give grounds for optimism: the first flight of an A380 powered by GP7000 engines, in August 2006, was an unqualified success.

MTU is responsible for the low-pressure turbine and the turbine center frame of the GP7000, and is also involved in the manufacture of the high-pressure turbine. MTU has a total share of 22.5% in the GP7000 program and is, after General Electric and Pratt & Whitney, the third-largest partner in the consortium.

A premier: final assembly of the PW6000

Another modern engine program is the PW6000, an engine for the short-haul market, which will be deployed for the first time in the Airbus A318. MTU delivered the first production engine to OEM partner Pratt & Whitney in 2006.

The PW6000 features low fuel consumption and low emissions. It will also cost much less to maintain than older generations of engines.

MTU will be supplying 33% of the components for the PW6000 engine, manufacturing the low-pressure turbine and the high-pressure compressor. This is the first time that MTU has ever developed and built a compressor for a commercial engine, and in doing so the company has once again set new technological standards: the MTU compressor is the best in its class. The PW6000 also marks another premier: for the first time MTU will be responsible for the final assembly of a commercial engine, a privilege usually reserved for the prime manufacturer.



New opportunities in the MRO segment
MTU's OEM commercial engine business is accompanied by an equally strong focus on MRO. This primarily involves repairing engines in which MTU is participating as a risk- and revenue-sharing-partner.

In terms of revenue, the MTU Maintenance Group is the world's largest independent provider of MRO services for commercial aero engines. It is able to carry out all the work required on a wide variety of engines in the shortest possible time. Its technological expertise, customer-focused organization and speed make it a preferred partner for airlines on all five continents.

The main contributor to revenues in the MRO segment is the V2500 engine used to power short- and medium-range aircraft such as the Airbus A320 family and the Boeing MD-90. MTU is the world's largest maintenance specialist for this type of engine.

MTU has an 11% workshare in the V2500 program, manufacturing the entire low-pressure turbine. Other partners in the consortium are Pratt & Whitney, Rolls-Royce and Japanese Aero Engines Corporation. In the meantime, 2,500 of these engines are in service worldwide and the boom is set to continue, with orders in hand for a further 2,500 new engines. Long term, the success of the V2500 ensures a steady flow of orders in commercial MRO business.

Strongly positioned in the military engine market
MTU has played an important role in the military market for some considerable time. The company has worked closely with the German armed forces for more than 50 years, and is the Bundeswehr's lead industrial partner for virtually all types of aero engine in service with its airborne units. On a European level, MTU is the German national representative in all joint procurement projects. Last year marked a breakthrough into the U.S. military engine market, the largest in the world, through the company's participation in the American F414 engine program. In Europe, the EJ200 Eurofighter engine is a decisive contributor to revenues. The contract now agreed for the second tranche of Eurofighter deliveries ensures that capacities will be well utilized into the next decade.

The TP400-D6 will also help to stimulate growth in the coming years. This turboprop engine will power the A400M military transport aircraft and is a joint project between MTU, ITP, Rolls-Royce and Snecma. The project is managed by the consortium Europrop International (EPI). MTU is supplying the intermediate-pressure compressor, turbine and spool and is also involved in the development of the control unit. Final assembly of all TP400-D6 production engines for the whole of Europe, along with development tests and acceptance tests, will be carried out exclusively at MTU Maintenance Berlin-Brandenburg.

The most powerful turboprop engine in the western world last year successfully completed its first propeller-equipped tests. Flight certification of the TP400-D6 is expected by the end of 2007.

Programs such as the TP400-D6, GP7000 and the PW6000 demonstrate how well MTU is placed in the commercial and military markets – also in technological terms. The company has worked hard to establish itself as a technological leader in many aspects of engine manufacture and is esteemed as a driver of innovation for the entire industry. This is especially true of the three disciplines in which it excels the most, namely high-pressure compressors, low-pressure turbines and engine control units. It also puts its expertise to profitable use in the industrial gas turbine business. Of particular importance here is the provision of MRO services for General Electric's LM series.



The GP7000 engine for the A380 will be one of MTU's most important programs in future years.

High tech for the engines of tomorrow

Tomorrow's generation of engines must be quieter, more fuel-efficient and kinder to the environment. MTU has been working intensively for many years on the development of new engine technologies in order to meet these engineering challenges. As Germany's leading engine manufacturer, the company participates in all the important research programs in Germany and Europe. MTU is also the pacesetter in several important product areas: The company's low-pressure turbines, high-pressure compressors and engine control units are technologically among the best available on the market. Another of the company's strengths lies in the development of innovative manufacturing and repair processes. The sheer innovative power of MTU is clearly reflected in its 2000 registered patents and pending patent applications, in addition to the 100 or so new patents that are filed each year. These place the engine specialist among the top players in the industry.

Growth markets

Air transportation is an expanding global market that presents excellent growth opportunities. The volume of air traffic is expected to double by 2020. In order to limit the environmental impact of this increase in traffic, anti-pollution requirements are being drastically sharpened. The targets set by the Advisory Council for Aeronautics Research in Europe (ACARE) stipulate that, by 2020, new passenger aircraft must achieve an overall 50-percent reduction in fuel consumption and cut noise levels in half by comparison with today's models. Toxic emissions must also be reduced by up to 80%. Experts say that these ambitious goals can only be achieved if the engines make a significant contribution by becoming much quieter, cleaner and more energy-efficient.

The market for next-generation single-aisle (NGSA) aircraft is estimated to hold out the best prospects for the future, in terms of numbers and sales volume. These single-aisle aircraft for short/medium-haul routes are the designated successors to the Airbus A320 family and the Boeing 737. Aviation experts predict that the demand for this type of aircraft will account for up to two thirds of all orders placed in the commercial airline sector over the coming decade.



MTU is collaborating with Pratt & Whitney on the development of a new type of engine for this generation of aircraft, known as the geared turbofan. A demonstrator based on the PW6000 (see Products: Thrusting ahead) is expected to be ready for its first test run before the end of the year. MTU is supplying two of its key components: a high-speed low-pressure turbine and, at a later stage of the project, a novel high-pressure compressor. The compressor, which is being developed by teams of experts from MTU and Pratt & Whitney, features an exceptionally lightweight design and a far higher efficiency than its contemporaries.

The geared turbofan design will increase significantly the efficiency of an NGSA engine. Fuel burn is reduced by up to 15%, perceived noise by 50%, and maintenance costs are also lower. At the same time, the new design can be expected to reduce emissions of carbon dioxide by up to 25% and of oxides of nitrogen by up to 75%.



Laser cladding by powder deposition is a highly innovative repair technique.



Driving research forward

MTU also participates in technology research programs that take a longer-term view. NEWAC (New Aero Engines Core Concepts) is one such program that promises to yield interesting results. The EU integrated project was launched in 2006 and is being coordinated by MTU. In this project, leading engine manufacturers are collaborating with universities and research institutes to develop new concepts for core engines consisting of a high-pressure compressor, a combustion chamber and a high-pressure turbine. MTU's role in the project is to develop new technologies for a so-called 'active core engine'. This type of aircraft engine has a smart high-pressure compressor that adjusts to the given flight regime. Its aerodynamic behavior is adapted and optimized individually during take-off, flight and landing, which helps to increase efficiency. The results are scheduled to be incorporated in a number of development programs in 2009. Series production is expected to begin at the earliest in 2013.

Innovative processes for new products

MTU has not only made a name for itself as a leading expert on low-pressure turbines, high-pressure compressors and engine control and monitoring, but is also a widely acclaimed specialist in repairs and manufacturing. The company is proficient in a wide range of processes for the production of blades, rotors, stators and blisks (blade-integrated disks), and continues to develop them further. These innovations aim to reduce costs and processing time while at the same time improving quality.

A prime example is the laser-caving process developed by MTU, for which the company owns worldwide patent rights. This method is used to produce cooling air holes. Another of MTU's technologically outstanding developments is its production methods for blisks. These integrally bladed rotor disks are machined as a single unit, thus eliminating the risk of flow loss that otherwise occurs at the joints between blade and disk. The greatest advantage they have over conventionally bladed disks is their higher efficiency.

MTU is one of the world's leading experts in repair and maintenance techniques. These activities are being expanded, and technological development work on applications is being systematically driven forward in an effort to improve the lifetime and reliability of aero engines still further. A few prime examples are the use of laser powder deposition welding for the repair of blade tips, micro-plasma welding for the rebuilding of turbine tips, and new protective coatings for blades (e.g. HT ERCoat^{NT}). These processes are capable of achieving repair depths unequalled anywhere in the world.



A buoyant year for MTU shares

Supported by generally positive economic development and good company results, the German stock markets made very positive overall progress in 2006. Year on year, the DAX index rose by 22% and the MDAX, the leading German mid-cap index, by 29%.

The stock markets entered 2006 with strong gains, only to experience an abrupt reversal of this trend in mid-year, sparked off by concerns over inflation and interest rates combined with U.S. dollar weakness and rising commodity prices. In June, the stock markets fell to their lowest levels since the beginning of the year. But positive economic data helped share prices to recover gradually over the second and third quarters, an upward course that persisted through the fourth quarter.

In the aerospace sector, shares benefited from the generally optimistic mood of the capital markets in the light of favorable business developments in the industry. However, the share prices of certain European aeronautics companies were held back by the news of delays in the delivery schedule for the Airbus A380.

Key figures of the MTU share: year-on-year comparison

	2006	2005
Highest quoted share price	€35.46 on Dec. 29, 2006	€26.92 on Dec. 2, 2005
Lowest quoted share price	€22.08 on June 14, 2006	€21.11 on June 6, 2005 (date of IPO)
Year-end share price	€35.46	€26.28
Market capitalization at December 31	€1,950.3 million	€1,445.4 million
Earnings per share*)	€2.25	€0.97
Dividend per share	€0.82	€0.73

*) Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd.



MTU share outperforms sector

Overall, the MTU share performed extremely well over the course of 2006. By the end of the year, its value had risen by 35%, thus outpacing the MDAX (+29%) and more specifically outperforming other shares in its sector (defense at 19% and global civil aerospace at 4% according to Deutsche Bank research reports).

The year's progression in more detail: During the first five months of 2006, the performance of the MTU share developed along the same steep upward curve as the capital markets in general. Similarly, the MTU share price then started to fall as a consequence of the general turndown of confidence in the capital markets. Further pressure on the MTU share price was exerted by Airbus' announcement of delays in the A380 delivery schedule, which then brought the value of MTU shares down to an annual low of €22.08. Nevertheless, the MTU share recovered quickly and continued to rise at a faster rate than other stock-market values. Most notably, it gained significantly in momentum following the announcement of a new cost-reduction program during an investors' meeting in September, and subsequently with the publication of the third-quarter results. The MTU share has continued to perform well in early 2007, supported by analysts' comments and the upward economic trend in Germany.

Progress of the MTU share by comparison with MDAX


In %
160
140
120
100
80
60
AGM
12.05.2006
€28,70
Investor &
Analyst Day
28.09.2006
€28,70
KKR-Exit
31.01.2006
€28,15
Announcement
of A380-Delay
14.06.2006
€22,08
MTU
MDAX
Closing Price
Jan. 2006
Febr. 2006
March 2006
April 2006
May 2006
June 2006
July 2006
Aug. 2006
Sept. 2006
Oct. 2006
Nov. 2006
Dec. 2006
Jan. 2007
Febr. 2007

Attractive dividend

The progress achieved in business performance allows MTU to once again offer an attractive dividend to investors. The Board of Management and the Supervisory Board intend to propose a dividend payment of €0.82 per share at the Annual General Meeting on April 27, 2007. This represents an increase of €0.09 per share or 12% over the previous year.

Success with the analysts

Positive business results have enabled the company to revise its earnings forecast on two occasions during the past year. According to equity analysts, the company has met or slightly exceeded market expectations with each quarterly report. This has led to numerous target share price upgrades and an increased interest in the share: MTU is meanwhile covered by 20 equity analysts, who publish regular recommendations and comments on the company – an increase of four institutions over 2005.

A well-positioned stock

In terms of market capitalization, the MTU share stood in 22nd place out of the 50 quoted in the MDAX index at year-end 2006, after having ranked 32nd when it was admitted to the MDAX in September 2005.

The MTU share has met with a similarly high level of interest in daily trading on the stock-market floor. An average of 278,000 MTU shares were traded each day in 2006 for an equivalent value of €8.0 million. The share's liquidity has thus improved by around 28% in comparison to 2005. On February 2, 2006, the shares formerly owned by Kohlberg Kravis Roberts & Co. (KKR) were released for redistribution. The American private equity investor, which had been an MTU shareholder since the beginning of 2004, sold its remaining holding of 29.3% to institutional investors.

International shareholder structure

Now that KKR has sold its entire shareholding, the free float accounts for 100% of MTU shareholdings. The majority of institutional investors are based in the UK, Germany, and the U.S.A., while shareholders in other western European countries make up the bulk of the remaining contingent. MTU purchased a total of 1,650,883 treasury shares in fiscal year 2006; this represents approximately 3.0% of the company's basic equity.

MTU now has a broadly diversified shareholder structure. Investors holding voting share rights of over 5% as of December 31, 2006 were Threadneedle, Schroder's, Fidelity International and Fidelity Management Research (FMR).

Shareholder structure according to institutional and retail investors



Retail investors 13 %
Institutional investors 87 %
Others 25 %
UK 34 %
France 7 %
USA 13 %
Germany 21 %

MTU estimate: January 2007



Intensive dialog

MTU places great value on dialog with investors and analysts. The company's management and investor relations team have had several hundred personal contacts with current and potential new investors within roadshows and capital market conferences in Europe and the U.S.A. Additionally, the company has held telephone conferences and organized site visits in Munich and Hannover. Major trade shows such as ILA in Berlin provided a further opportunity for face-to-face meetings. On September 28, 2006, the company held its second investors' and analysts' conference in Munich, at which the Board of Management presented an overview of MTU's present business activities and its strategic objectives. The company's first Annual General Meeting was held in Munich on May 12, 2006. It was attended by an audience representing approximately 49 % of the share capital with voting rights.

All relevant publications, including the Annual Report and quarterly Interim Reports, presentations and press releases, can be found in the Investor Relations section of the MTU website at http://www.mtu.de. The investor relations team in Munich will gladly provide any further information under phone number +49 (0) 89/14 89 8313.

MTU share data

Number of shares	55 million shares of no-par stock
Type of share	Registered shares
Equity capital	€55 million
Voting rights	One vote per share
German Securities Identification Number (WKN)	A0D9PT
International Securities Identification Number (ISIN)	DE000A0D9PT
Stock exchange symbol	MTX
Trading segment	Prime standard
Stock-market segment	MDAX 50
Business year	Identical with calendar year
Accounting rules	IFRS
Designated sponsor	UBS
Official notices	Electronic version of the Federal Gazette (Bundesanzeiger)

Group management report

1. The operating environment

1.1. Corporate structure and business activities

1.1.1. Business activities and markets

MTU Aero Engines Holding AG (MTU or 'the company') with its consolidated group of companies ranks among the world's largest manufacturers of aircraft engines. The company is the world's largest independent provider of commercial aero engine maintenance services in terms of revenue.

MTU operates in two principal segments: OEM business – which includes commercial and military engine business, spare parts for commercial and military engines, and military MRO – and commercial MRO business.

OEM business
MTU works in partnership with the world's leading engine manufacturers – General Electric, Pratt & Whitney, and Rolls-Royce – on programs to develop and produce commercial engines. It designs and manufactures modules and components and carries out final assembly work. Major engine programs at present include the GP7000 for the Airbus A380 and the V2500 for the Airbus A320 family. The focus of MTU's work on engine modules lies on low-pressure turbines and high-pressure compressors. The company is also active in the industrial gas turbine (IGT) sector, developing and manufacturing stationary gas turbines.

In the military domain, MTU develops and manufactures engine modules and components, manufactures spare parts, supervises engine final assembly, and provides maintenance services. As lead industrial partner to the German armed forces, the company provides service support for virtually every type of aero engine in service with the Bundeswehr. MTU is the German partner in all major military engine programs at European level, the most important of these being the EJ200 for the Eurofighter Typhoon and the TP400-D6 for the new A400M military transporter.

MRO business
All commercial MRO activities are pooled in the MTU Maintenance Group, which repairs and overhauls aero engines and industrial gas turbines. The company is particularly active in the high-growth markets of the V2500, CF6, CFM56, CF34 and PW2000 programs and in the field of industrial gas turbines. Commercial MRO customers include airlines and IGT operators all over the world.

1.1.2. Organization and locations

Structure of the MTU Group


MTU Aero Engines Holding AG, Munich
100%
MTU Aero Engines Investment GmbH, Munich
100%
MTU Aero Engines GmbH, Munich
IAE International Aero Engines AG, Zürich (Switzerland)
12.1%
EUROJET Turbo GmbH, Hallbergmoos
33%
100%
MTU Maintenance Hannover GmbH, Langenhagen
MTU Maintenance Canada Ltd., Richmond (Canada)
100%
100%
MTU Aero Engines North America Inc., Rocky Hill (USA)
Turbo-Union Ltd., Bristol (UK)
39.98%
100%
MTU Aero Engines Beteiligungs- und Verwaltungs GmbH, Munich
MTU Maintenance Zhuhai Co. Ltd., Zhuhai (China)
50%
50%
Ceramic Coating Center SAS., Paris (France)
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos
33.33%
50%
Airfoil Services Sdn. Bhd., Shah Alam (Malaysia)
Atena Engineering Inc. i.L., Hartford (USA)
100%
100%
MTU München Unterstützungskasse GmbH, Munich
MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos
25%
100%
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde
RSZ Beteiligungs- und Verwaltungs GmbH, Munich
100%
100%
MTU Versicherungs-vermittlungs- und Wirtschaftsdienst GmbH, Munich
EPI Europrop International GmbH, Munich
28%
50%
P&WC Customer Service Centre Europe GmbH, Ludwigsfelde
100%
Vericor Power Systems LLC., Atlanta (USA)
100%
Pratt & Whitney Canada CSC Africa (Pty) Ltd., Lanseria (South Africa)

MTU Aero Engines Holding AG and its affiliates are present in the most important markets and regions. The global network of affiliates and associated companies, the maintenance business and the research and development activities are all controlled from the company's central offices Munich, which is also the location of its main manufacturing site. Covering a surface area of 500,000 square meters in the north of Munich, the MTU facility develops, manufactures, assembles, tests and markets commercial and military engine components and modules. Other activities at the Munich site include the development of new manufacturing processes and repair techniques, and the assembly and repair of military engines.

MTU Maintenance Hannover, based in Langenhagen, is MTU's largest maintenance plant. It repairs and overhauls mid-sized and large commercial engines. Langenhagen is also the exclusive location of the final assembly line for the PW6000 engine that powers the Airbus A318. The company also provides services such as customer training and a 24-hour service. The Engine Pool Services, which provide airlines and operators of stationary gas turbines with replacement engines when required, round off the company's range of services.

MTU Maintenance Berlin-Brandenburg, located at Ludwigsfelde near Berlin, focuses on the repair and overhaul of small engines and industrial gas turbines. TP400-D6 engines for the A400M military transporter will also be assembled at Ludwigsfelde in future.

MTU has three affiliates in North America, the world's biggest engine market, to ensure proximity to its customers. MTU Aero Engines North America (AENA), based near East Hartford, Connecticut, develops and manufactures components for joint MTU/Pratt & Whitney programs such as the PW6000 and GP7000. MTU Maintenance Canada, based in Vancouver, specializes primarily in the maintenance of CF6-50 and CFM56 engines. The third American MTU affiliate, Vericor Power Systems, markets, sells and supports aero-derivative gas turbines for marine and industrial applications from its base in Alpharetta, Georgia.

In the fast-growing Asian market, MTU has teamed up with joint-venture partners in two different countries. Companies have been formed to improve the partners' market position by pooling their common interests.

MTU Maintenance Zhuhai is a joint venture with China Southern Airlines, the country's largest airline. The company's main activity is the maintenance of V2500 and CFM56 engines – with great success: MTU Maintenance Zhuhai has meanwhile attained a 90% share of the Chinese market for V2500 engines. With further growth expected, MTU Maintenance Zhuhai Co. Ltd. is becoming increasingly important to the MTU Group. As a result, the 50% interest in the jointly controlled entity will be proportionately consolidated in group financial statements as of January 1, 2006. The relevant figures for 2005 have been adjusted to allow year-on-year comparison.

Airfoil Services Sdn. Bhd. (ASSB) of Shah Alam, Malaysia, is a 50/50 joint venture with Lufthansa Technik. It repairs low-pressure turbine blades and high-pressure compressor blades.

MTU is a member of several consortia working on specific engine programs. These are, in the commercial sector, the International Aero Engines AG (IAE) consortium for the V2500, and in the military sector, Turbo Union Ltd. for the Tornado's RB199 engine, Eurojet Turbo GmbH for the Eurofighter's EJ200 engine, and Europrop International GmbH (EPI) for the A400M military transporter's TP400-D6 engine.

MTU Maintenance do Brasil Ltda., São Paulo, Brazil, a non-significant investment which had never been included in the consolidated financial statements, was sold with effect from July 1, 2006. APA Aero Propulsion Alliance GmbH i. L., Munich, which was likewise not included in the consolidated financial statements, was liquidated as of December 5, 2006. It was decided not to consolidate MTU München Unterstützungskasse GmbH, Munich, due to the fact that it is not significant to the Group as a whole.

1.1.3. Corporate control, targets and strategy

During the coming years, MTU will continue to expand its position as one of the world's leading engine manufacturers and the largest independent provider of commercial MRO services.

The MTU Board of Management, which controls the Group's worldwide activities from its Munich headquarters, is responsible for implementing this strategy. The Supervisory Board, which is made up of equal numbers of shareholders' and employees' representatives in compliance with the German Stock Corporation Act, advises and supervises the members of the Board of Management. The corporate governance report provides a detailed explanation of the principles of good corporate governance. The principles applicable to compensation of the Board of Management are described in the Management Compensation Report.

Consolidation of technological leadership

Sustainable success in the engine business depends on products that can be produced and maintained at a low cost and are distinguished by high quality, low emissions and low fuel consumption. These attributes are becoming increasingly important, particularly in view of the high aviation fuel prices and the strained financial situation of many airlines. MTU is expanding its technological leadership in key engine-related areas through intensive research and development projects.

Participation in the fastest-growing new engine programs

MTU plans to reap above-average benefits from market growth by investing in large-scale programs with a strong growth potential. In the short- and medium-haul sector of its commercial engine business, the company will focus on the new engine for the aircraft to succeed the A320 and B737 families. In the military business, having become a participant in the U.S. F414 fighter engine program last year, MTU is primarily seeking opportunities for further stakes in the U.S. market and preparing the ground for future heavy-lift helicopter engines.

Improving economic competitiveness

MTU has taken steps to further optimize its economic competitiveness. This is being achieved primarily by reducing manufacturing and procurement costs. The greatest contribution will be made by cutting administrative costs at the Munich site and setting up new facilities at a location in central or eastern Europe. The latter will make it possible to move low-skilled, labor-intensive work processes, initially on a small scale, out of the high-wage country of Germany.

Strengthening core activities by moving into related lines of business

MTU plans to strengthen its core activities by entering into related, lucrative niche markets. Possibilities include component repair, a sub-sector of the commercial maintenance services market, and engine leasing.

Investigating the potential for new acquisitions

While concentrating on organic growth, MTU is also investigating new growth potential elsewhere, looking at the opportunities to access new markets and programs, complementary products and innovative technologies.

1.1.4. Research and development

Overview of research and development expenses

in € million	2006		%	2005		%
Commercial engine business (OEM)						
Engine programs	43.6			55.8		
Other technologies	30.5	74.1	43.6	25.2	81.0	47.1
Commercial Maintenance Business (MRO)		6.5	3.8		2.8	1.6
Company-funded R&D		**80.6**	47.4		**83.8**	48.7
Military engine business (OEM)						
Engine programs	78.8			77.8		
Other technologies	10.5	89.3	52.6	10.3	88.1	51.3
Total R&D expenses		**169.9**	**100.0**		171.9	100.0

At just under €170 million, total expenses for research and development were roughly equal to the previous year's level. Third-party sources either directly funded or provided funds to cover 52.6% of group research and development expenses (2005: 51.3%).

In the commercial and military engine business, MTU ranks among the world's technological leaders. Continuous and intensive research and development activities help the company to consolidate and expand this position. Whilst the focus in previous years had lain on the PW6000, GP7000 and PW307 commercial engines, which are meanwhile ready for series production, the company concentrated in 2006 on the TP400-D6 and MTR390 military development programs and on various research projects for the development of innovative propulsion technologies.

The most significant development project in the past year was the TP400-D6, the most powerful propeller turbine in the western world, built for the Airbus A400M military transporter. MTU's contribution to this three-stage engine is the entire intermediate-pressure section, comprising the IP compressor, IP turbine and spool. It is also developing the engine and propeller control in cooperation with French partner Snecma. The engine is currently undergoing testing at several test facilities in France, Spain, Belgium and at MTU Maintenance Berlin-Brandenburg. The TP400-D6 is due to undergo its first flight trials fitted to the airframe of a specially equipped transport aircraft (flying test bed) in 2007. The engine's first flight on the A400M is scheduled for early 2008.

A more powerful version of the MTR390 engine – the MTR390 Enhanced – has been developed for the Tiger combat helicopter. Work on this project continued throughout 2006. According to the latest plans, testing of the enhanced engine will start in 2007 as agreed in the contract.

Technologies for future generations of engines

In its technology projects, MTU is focusing on the groundwork for a new family of engines for the next generation of short- and medium-haul aircraft. One focal point of the development activities is a new geared turbofan concept, which will be 50% quieter than conventional turbofan engines and achieve fuel savings of up to 15%. To validate the performance of its concept, MTU is investing in a demonstrator engine which is to undergo test-rig ground tests in 2007 and flight tests in 2008.

Given the increasingly stringent demands in terms of fuel economy, the next generation of core engines must also be significantly more efficient. MTU is therefore participating in the development of a new eight-stage high-pressure compressor, which will be tested on the MTU test rigs starting in 2007.

To consolidate its cutting-edge position in low-pressure turbines over the longer term, the company is developing an innovative blading concept as part of the 'High Lift Blading' project in the Lufo-III civil aeronautics research program launched by the German ministry of economics and labor (Bundesministerium für Wirtschaft und Arbeit). Its goal is to reduce the number of blades by up to 30% with no loss of efficiency, to lower the weight and to cut production costs by about 5%. A number of separate technologies and new materials will reach maturity in 2007 and 2008, ready for the next generation of engines.

The company is researching into new materials that will reduce the weight and the fuel consumption of future engines. A milestone was reached when the patented nickel-based single-crystal superalloy LEK94 was introduced in the series production of the GP7000 low-pressure turbine: The new material is not only almost 10% lighter than conventional materials, but also significantly cheaper because it uses a smaller proportion of rare raw materials such as rhenium. MTU is planning to employ LEK94 in other engine modules as well. An innovative process for the production of blisks – blade-integrated disks – also reached technological maturity in 2006, enabling MTU to cut the cost of blisk production by up to 30%.

The topic of blisks plays an important role in the development of new repair technologies, too: In this context, MTU has developed a new blisk and anti-erosion coating technology and applied it for the first time. A further focus of activities was the development of an engine trend monitoring system, which permits complete and self-sufficient online monitoring of the engines. The system was put into operation in May 2006 after only nine months under development.

1.2. Review of business

1.2.1. General economic environment

The global economic upswing continued in 2006. Global economic performance rose by 4%, thus growing at almost the same high rate as in 2005. All the main economic regions contributed to this growth: Europe and Japan continued to make good headway on the path to economic recovery, while growth rates in the U.S.A. remained stable, despite tailing off somewhat. The most dynamic progress was observed in the emerging economies of the world, in particular India and China.

The euro's exchange rate against the U.S. dollar – a critical factor for MTU – continued to undergo wide fluctuations in 2006: The euro topped the mark of U.S. $1.30 in November 2006, after a low of U.S. $1.18 earlier in the year. MTU took extensive measures to hedge its exposure to exchange risk. In the financial year 2006, it hedged a total U.S. $455 million by means of forward foreign exchange contracts at an average exchange rate of U.S. $1.26.

1.2.2. Industry-specific environment

Passenger and freight traffic growth



Revenue passenger kilometers (RPK) (in billions)
3
2
1
0
+15.4%
+7.6%
+5.9%
2004
2005
2006
Revenue tonne kilometers (RTK) (in billions)
0.2
0.1
0
+13.9%
+3.2%
+4.6%
2004
2005
2006

The aviation industry, including engine manufacturers, benefited from the global rise in air traffic in 2006: According to the International Air Transport Association IATA, the volume of passenger traffic increased by 5.9% compared with the previous year and freight traffic increased by 4.6%. A rise in passenger and freight volumes was reported in all three major regions – U.S.A., Europe and Asia-Pacific.

A drop in the price of aviation fuel in the second half of the year, coupled with improving load factors, were further factors contributing to the recovery of the civil aviation sector. In the U.S.A., fleet utilization exceeded 80%, higher than ever before. According to IATA, the worldwide load factor increased in 2006 by 0.8 percentage points to 76%.

The cumulative effect of these different factors has been an easing of the financial situation for the airlines – especially those based in the U.S.A.

The military engine business develops at its own rhythm, unaffected by global business cycles or trends in the international air transport sector. The chief players are the multinational manufacturing alliances, who operate within a longer timeframe, and the government agencies who place the orders. The European air forces took further EJ200-powered Eurofighter Typhoons into service in line with schedule in 2006, thus concluding the first tranche of deliveries. Despite strained government budgets, existing procurement programs made some progress, including those for the A400M military transporter and the Tiger combat helicopter.

1.2.3. Major events affecting business performance

Earnings for the financial year 2006 were not influenced by any major exceptional factors. Fluctuations in the U.S. dollar exchange rate did not have a negative impact due to the fact that MTU had hedged approximately 75% of the U.S. dollar surplus with the aid of forward foreign exchange contracts.

1.2.4. Comparison of actual and forecast business performance

MTU's forecasts for the year, which were first announced at the annual press conference in March 2006 and revised upwards on two further occasions, were either met or exceeded. Revenues (adjusted to exclude revenues of MTU Maintenance Zhuhai Co. Ltd. totaling €45.2 million) amounted to €2,371.0 million, slightly exceeding the forecast figure of €2,350 million. Higher revenues from the sale of spare parts, attributable to the growth in air traffic, and rising revenues from the MRO business offset the effect of not being able to recognize revenues on the GP7000 program as a result of delays in the A380 delivery schedule.

The positive development of the MRO business and the growing demand for spare parts were decisive factors that enable MTU to post an adjusted EBITDA of €318.2 million, ahead of the most recent forecast of €310 million.

1.3. Overall assessment of business performance*

Following on from the good performance in 2005, MTU continued to benefit from the positive conditions prevailing in the worldwide air transportation sector in 2006, with the resulting strong demand for new engines, increasing spare part sales, and thriving MRO business.

Revenues in 2006 totaled €2,416.2 million, an increase of 10.7% over the previous year's figure of €2,182.7 million. Adjusted to eliminate the effect of exchange-rate fluctuations, the increase was 11.7%. The greatest contributors to revenues were the commercial spare parts business and commercial MRO.

Group adjusted EBITDA improved in 2006 by an impressive 33.3%, rising to €318.2 million (2005: €238.7 million). One of the causes of this very positive progress was the successful implementation of the current program to boost efficiency and profitability. MTU will be continuing this program in 2007 and beyond, regularly adding new projects: The 'Impact06' program, for instance, was aimed at reorganizing processes within the company's central departments in Munich.

A contractually agreed expense of €20.0 million has been recognized in the consolidated financial statements in connection with workforce reductions under the 'Impact06' program and is shown in adjusted EBITDA. The adjusted EBITDA margin was 13.2% (2005: 10.9%).

Earnings before tax (EBT) improved by 156.8%, increasing from €58.6 million to €150.5 million. The chief factor, apart from the significant rise in group operating profit, was the fact that steady repayment of debt resulted in lower interest expense, and consequently a significantly improved financial result. This enabled MTU to increase its net profit by as much as 171.6%, from €32.8 million to €89.1 million. Undiluted earnings per share went up from €0.60 to €1.64. Adjusted to eliminate the one-off effects of the purchase price allocation, adjusted group earnings amounted to €121.8 million, compared with €53.1 million in 2005. Adjusted undiluted earnings per share were €2.25, compared with to €0.97 the previous year.

The proportionate consolidation of the 50% interest in MTU Maintenance Zhuhai Co. Ltd., China, in the group financial statements for the first time in 2006 raised group revenues by €45.2 million; the corresponding contribution to earnings (EBIT) amounted to around €4 million.

* To facilitate year-on-year comparison, the reported figures have been adjusted to exclude the contribution by MTU Maintenance Zhuhai Co. Ltd., China, to the consolidated statements.

2. Operating results, financial situation and net assets

MTU 3-year comparison

		2006	2005*)	2004**)
Income statement				
Revenues	€ million	2,416.2	2,182.7	1,918.0
Gross margin	€ million	352.7	288.0	290.4
Earnings before interest and taxes (EBIT)	€ million	183.8	131.2	81.1
Earnings before interest, taxes, depreciation and amortization (EBITDA)	€ million	335.6	295.3	214.1
Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA)	€ million	318.2	238.7	172.2
Earnings before tax (EBT)	€ million	150.5	58.6	6.5
Income taxes	€ million	61.4	25.8	6.3
Net profit	€ million	89.1	32.8	0.2
Post-tax return on sales	%	3.7	1.5	
Underlying net income	€ million	121.8	53.1	13.0
Balance sheet				
Non-current assets	€ million	1,752.7	1,797.1	1,634.5
Current assets	€ million	1,359.5	1,053.6	1,084.6
Equity	€ million	562.3	528.0	217.0
Equity ratio	%	18.1	18.5	8.0
Non-current liabilities	€ million	1,492.1	1,299.3	1,448.5
Current liabilities	€ million	1,057.8	1,023.4	1,053.6
Total assets/total equity and liabilities	€ million	3,112.2	2,850.7	2,719.1
Cash flow statement				
Cash and cash equivalents at year-end	€ million	102.2	22.0	28.5
Free cash flow***)	€ million	115.7	207.8	13.1
Cash flow from operating activities	€ million	209.8	291.7	72.9
Capital expenditure	€ million	114.1	85.7	65.9
Capital expenditure ratio	%	4.7	3.9	3.4
Employees				
Number of employees at year-end		7,077	6,930	7,417
Share/Dividend				
Basic (undiluted) earnings per share (EPS)	€	1.64	0.60	
Diluted earnings per share (DEPS)	€	1.64	0.60	
Basic (undiluted) earnings per share (adjusted)	€	2.25	0.97	0.24
Dividend paid	€ million	43.8	40.2	
Dividend per share	€	0.82	0.73	

*) Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd.
**) As previously reported: excluding MTU Maintenance Zhuhai Co. Ltd.
***) Free cash flow in 2004 adjusted for MTU acquisition

The Board of Management manages the company on the basis of strategic and operational targets and financial indicators. One of the principal measures of group performance and that of its two business segments is earnings before interest, tax, depreciation and amortization (EBITDA). This figure is adjusted to eliminate the effect of non-recurring events, allowing year-on-year comparisons to be made. Another of the main indicators used to assess performance is free cash flow – cash flow from operating activities less cash flow from investing activities.

MTU achieved significant growth in its revenues and earnings in the financial year 2006. Group revenues increased by 10.7% to €2,416.2 million. Earnings grew at an even faster rate, with adjusted EBITDA climbing to €318.2 million and thus surpassing the previous year's figure by 33.3%. The Group was therefore able to beat its own targets. Both business segments – the OEM business and commercial MRO – were instrumental in bringing about this result. The key figures are discussed in the following sections of this report.

2.1. Operating results

The presentation of MTU's operating results is based on the development of business in the two reporting segments Commercial and Military Engine Business (OEM) and Commercial Maintenance Business (MRO).

2.1.1. OEM business

Order backlog for OEM business

	Dec. 31, 2006 million	in %	Dec. 31, 2005 million	in %	Change million	in %
OEM business						
Commmercial engines in U.S. $	2,325.4 $		2,175.1 $		150.3 $	6.9
Commmercial engines in €	1,765.7 €	54.9	1,843.8 €	53.7	-78.1 €	-4.2
Military engines €	1,452.7 €	45.1	1,590.0 €	46.3	-137.3 €	-8.6
Total order backlog in €	**3,218.4 €**	100.0	3,433.8 €	100.0	-215.4 €	-6.3

Order backlog

The invoiced value of MTU's order book for commercial engines, expressed in U.S. dollars, stood at U.S. $2,325.4 million at December 31, 2006, and therefore 6.9% higher than one year earlier, when it stood at U.S. $2,175.1 million. The main sources of new orders for MTU were the two successful engine programs V2500, for the Airbus A320 family, and CF6-80C, for the Airbus A300, A310, A330, Boeing 747 and 767. Another event that helped to boost the volume of new orders was NetJet's purchase of 24 Falcon 7Xs, the largest-ever single order for business jets in Europe. Up to 80 PW307 engines will be needed to equip these aircraft.

The order backlog for commercial engines, expressed in euros, went down by 4.2% to €1,765.7 million at the end of 2006 (Dec. 31, 2005: €1,843.8 million). This reduction is solely attributable to the difference in the dollar exchange rates applicable at the respective year-end reporting dates.

The order book for military engines totaled €1,452.7 million at the end of 2006, which is €137.3 million lower than the previous year's level. This was due to deliveries of Eurofighter EJ200 engines and the completion of work on orders for TP400-D6 engines.

Revenues and earnings

in € million	OEM business 2006	2005
Revenues	1,483.1	1,434.8
Cost of sales	-1,245.0	-1,232.3
Gross profit	238.1	202.5
Gross margin in %	16.1	14.1
EBIT	119.0	94.3
Adjusted EBITDA	217.7	162.4
Adjusted EBITDA as % of revenues	14.7	11.3

Revenues
The company generated total revenues of € 1,483.1 million in its OEM business; this represents a growth rate of 3.4% compared with 2005.

During the year under review, MTU improved its revenues in the commercial engine business by 5.3% to €993.5 million (2005: €943.4 million). Adjusted for revenues of € 14.4 million generated by Atena Engineering GmbH up to its sale date on June 30, 2005, the increase was 6.9%. Revenues increased in the areas of module and component sales for new engines and spare parts sales. The main factors responsible for this growth were sales of the V2500, PW2000 and CF6-80C engines which have been in production for many years, and improved business with PWC engines.

Revenues from the military engine business remained more or less stable, at €489.6 million in 2006 compared with €491.4 million in 2005. The ongoing entry into service of the Eurofighter Typhoon assures a steady flow of revenue from the EJ200 engine, while the programmed phase-out of the Tornado fleet by the European air forces will cause RB199 revenues to decline. Revenues were boosted by the MTR390 engine for the Tiger combat helicopter and the TP400-D6 engine for the A400M.

Cost of sales/gross margin
Cost of sales includes cost of materials, personnel expenses, scheduled depreciation/amortization, additions/retirements to/from inventories and the expenses invoiced to MTU by the consortium leaders for the marketing of new engines. Cost of sales for the engine business remained more or less static in 2006 at € 1,245.0 million (2005: € 1,232.3 million). Due to the increase in revenues, this resulted in a higher gross profit of €238.1 million (2005: €202.5 million), and a corresponding increase in the gross margin from 14.1% to 16.1%.

Research and development expenses
MTU's expenses for research and development in the OEM business in 2006 amounted to € 163.4 million (2005: € 169.1 million). This sum includes additional expenses related to preparatory development work on technologies for new engine programs. For the OEM segment overall, R&D expenditure was financed in roughly equal halves by company funds and outside funds. Total research and development expenses in 2006 represent 11.0% (2005: 11.8%) of OEM revenues.

MTU finances most of its development work for the commercial engine business from its own resources. In recent years, expenditure was scaled up to renew product lines and engage intensively in fundamental research. The slight reduction in R&D expenses for commercial engines from €81.0 million in 2005 to €74.1 million in 2006, was attributable to programs that were close to reaching the end of the development phase and moving on to the production phase – the PW6000 for the A318 is one example. The largest shares of development activities were concentrated on the final phase of work on the GP7000, preliminary work in close collaboration with Pratt & Whitney on the new engine to replace the V2500, and general work on new technologies for the commercial engine business.

In the military engine business, it is customary for the customer to finance development work. In 2006, group expenditure in this area amounted to €89.3 million (2005: €88.1 million). Most of this was spent on the TP400-D6 project and work on the more powerful MTR390 Enhanced version of the engine for the Tiger helicopter.

The R&D provision recognized at January 1, 2004 under IFRS purchase accounting rules to cover liabilities in connection with the GP7000 and PW6000 engine programs was utilized for the last time in the financial year 2006. The remaining € 16.1 million was utilized for the GP7000 (2005 utilization: €38.1 million for both GP7000 and PW6000). The R&D provision has now been fully utilized.

Selling and general administrative expenses
Selling and general administrative expenses increased in 2006 by €2.7 million to €78.0 million. This represents 5.3% of revenues, about the same level as in the previous year.

Other operating income and expenses/operating profit

The sale of real estate not essential to the company's core operations resulted in a net gain of €10.5 million in 2006. OEM segment earnings are presented excluding this one-time item. The figures are also adjusted to exclude the utilization of R&D provisions for GP7000 development expenses, expenses in connection with the 'Impact06' program to improve efficiency and – owing to a change to accounting treatment as a result of the FREP examination – the utilization of provisions for the GP7000, PW6000 and PW4084 programs. The adjusted operating profit (adjusted EBITDA) for the OEM business increased from €162.4 million to €217.7 million; the EBITDA margin improved from 11.3% to 14.7%.

2.1.2. Commercial Maintenance Business (MRO)

Order backlog for Commercial Maintenance Business (MRO)

	Dec. 31, 2006		Dec. 31, 2005*)		Change	
	million	in %	million	in %	million	in %
Commercial MRO						
Order backlog MRO/ engines delivered to shop	163.4 $	3.3	174.0 $	4.0	-10.6 $	-6.1
Value of MRO contracts						
Engines for which maintenance agreements are in place	4,847.0 $	96.7	4,195.1 $	96.0	651.9 $	15.5
Total value of contracts in $	5,010.4 $	100.0	4,369.1 $	100.0	641.3 $	14.7
Total value of contracts in €	3,804.4 €	100.0	3,703.6 €	100.0	100.8 €	2.7

*) Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd. and change of system.

Order backlog

The majority of contracts in commercial maintenance (MRO) are priced in U.S. dollars. Since the beginning of 2006, MTU has only included those engines in the order backlog for the MRO segment which have actually been delivered to the maintenance shop and where failure analysis has been completed. The order backlog decreased slightly in 2006 to U.S. $163.4 million, a 6.1% reduction compared with the equivalent figure for 2005 which, measured on the same basis, amounted to U.S. $174.0 million. This was due to a higher rate of throughput. The value of contracts for engines for which by around 15.5% to U.S. $4,847.0 million in the year under review. Three new contracts helped to boost this figure: MTU's largest-ever contract for the CF34, awarded by Air Wisconsin and worth approximately U.S. $295 million, an exclusive contract from the International Aero Engines (IAE) consortium valued at around U.S. $573 million for the maintenance of V2500 engines, and a major contract in the industrial gas turbines (IGT) sector from Statoil for gas-turbine maintenance services.

Revenues and earnings

in € million	Commercial MRO business 2006	2005*)
Revenues	954.7	766.9
Cost of sales	-839.1	-682.8
Gross profit	**115.6**	84.1
Gross margin in %	12.1	11.0
EBIT	67.7	38.4
Adjusted EBITDA	103.4	77.8
Adjusted EBITDA as % of revenues	10.8	10.1

*) Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd.

Revenues
MTU's revenues in the commercial MRO business increased from €766.9 million in 2005 to €954.7 million in 2006. This growth rate of around 24.5% lay well above the general market trend; adjusted for U.S. dollar exchange-rate fluctuations, the growth rate was as high as 25.6%. The main factors contributing to these increased revenues were the growth of the V2500, CFM56 and PW2000 engine programs and of the industrial gas turbine business in Berlin-Brandenburg, the naval activities of U.S. affiliate Vericor, and the generation of higher revenues by the Chinese joint venture MTU Maintenance Zhuhai.

Cost of sales/gross margin
As a result of strong business growth and improved efficiency, cost of sales rose at a less pronounced rate from €682.8 million to €839.1 million. Consequently, the gross margin in the commercial MRO business improved from 11.0% to 12.1%.

Research and development expenses
The central focus of R&D work for the commercial MRO business lies on high-tech repair techniques with the capability of systematically reducing the cost of engine repair and overhaul. Expenditure on such projects in 2006 amounted to €6.5 million (2005: €2.8 million).

Selling and general administrative expenses
Despite the increase in revenues, selling and general administrative expenses for the commercial MRO business, at €36.9 million, remained slightly below the previous year's level which had, however, been affected by nonrecurring charges (expense for allowances on receivables).

Other operating income and expenses/operating profit
The positive development of operating activities in the commercial MRO segment led to an improved operating profit (adjusted EBITDA) of €103.4 million, some 32.9% higher than the €77.8 million earned in 2005. The EBITDA margin rose from 10.1% to 10.8%.

2.1.3. MTU Group financial result

MTU concluded the year under review with a significantly improved financial result, reducing the net expense from €72.6 million in 2005 to €33.3 million in 2006. The main items were expenses for the high-yield bond, totaling €13.6 million, and interest expenses attributable to pension provisions, amounting to €18.2 million.

The sharp improvement in 2006 was largely due to the repayment of loans taken up in earlier years, and the resulting reduction in interest expense. Moreover, the financial result in 2005 has been also negatively affected by hedge and revaluation effects.

2.1.4. Group earnings/Earnings per share

In the year under review, the significantly increased operating profit (adjusted EBITDA) and the improved financial result caused earnings before tax (EBT) to increase sharply by €91.9 million to €150.5 million. After tax, the MTU Group reports a net profit of €89.1 million, well up on the previous year's figure of €32.8 million. Undiluted earnings per share (EPS) were therefore €1.64 (2005: €0.60). Diluted earnings per share (DEPS) of €1.64 (2005: €0.60) arise as a result of the potential issue of common stock in conjunction with phantom stock shares allocated under the matching stock program that were "in the money" at the balance sheet date. These potential issues had no nominal effect on diluted earnings per share or undiluted earnings per share.

After adjusting the reported figures to eliminate the one-off effect of the purchase price allocation, the underlying net income amounted to €121.8 million, compared with €53.1 million in 2005 (+129.4%). Adjusted earnings per share amounted to €2.25 (2005: €0.97).

In view of the positive business results, the Board of Management of MTU Aero Engines Holding AG submitted a proposal to the Supervisory Board recommending that, in conjunction with the adoption of the annual financial statements of the company, a dividend of €0.82 (2005: €0.73) be paid on each share entitled to receive a dividend. This represents an increase in the dividend per share of 12.3%.

The notes to the consolidated financial statements contain a table showing the reconciliation of the IFRS consolidated balance sheet earnings with MTU Aero Engines Holding AG's net profit available for distribution, calculated according to the German Commercial Code, the latter being the figure on which the dividend proposal was based.

2.2. Financial situation

Principles and objectives of financial management
The main objective of financial management within MTU is to increase the value of the company. This objective translates into targets for group operating profit (adjusted EBITDA) and for that of the two business segments. Another key significant performance indicator is free cash flow.

Performance indicators in € million and as %

	2006 in € million	as % of revenues	2005*) in € million	as % of revenues
Adjusted EBITDA	**318.2**	13.2	238.7	10.9
Free cash flow	**115.7**	4.8	207.8	9.5

*) Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd.

An important aspect of MTU's management approach to improving shareholder value is the fact that its decisions to participate in new engine programs are based on the effect they will have on free cash flow. A net present value method is used to calculate the required rate of return: The internal rate of return (IRR) and the program's net present value are calculated from the cash inflows and outflows. The discount rate applied is the minimum cost of the investment to the company expressed as the weighted average cost of capital (WACC), a figure that takes into account capital-market interest rates. This allows an engine program's contribution to the overall value of MTU to be determined at the time the decision is taken whether or not to join the program.

Key performance indicators

in € million	2006	2005*)
Cash flow from operating activities	**209.8**	291.7
Cash flow from investing activities	**-94.1**	-83.9
Free cash flow	**115.7**	207.8

*) Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd.

Financial/liquidity analysis: Cash flow statement
Cash flow from operating activities in 2006 totaled €209.8 million, compared with €291.7 million in 2005. In that year, a high level of advance payments had been received from customers in the military engine business. Working capital increased owing to the continuing positive development of the commercial MRO business, preparations for GP7000 deliveries, and advancing development work on the TP400-D6 program.

Cash flow from investing activities increased by €10.2 million to €94.1 million. The main items of capital expenditure on property, plant and equipment related to machinery, plant facilities and special production facilities. The largest single item of capital expenditure on intangible assets related to the F414 engine program, which represents MTU's first-ever participation in a U.S. military program. The total net cash outflow for investing activities is stated after a cash inflow of €18.0 million (net gain of €10.5 million) from the sale of real estate not essential to the company's core operations.

Free cash flow, i.e. cash flow from operating activities less cash flow from investing activities amounted to €115.7 million in 2006 (2005: €207.8 million).

In 2006, the majority of the free cash flow was used to pay the dividend for the financial year 2005 and to finance the share buyback program (see Note 24.4. to the consolidated financial statements).

The company's capital stock remains unchanged at €55 million, divided into 55,000,000 registered non-par shares.

The Board of Management is authorized until May 29, 2010 to increase the company's capital stock, with the prior approval of the Supervisory Board, by up to €5.5 million (Approved Capital I) by issuing, either in a single step or in several steps, new registered shares in return for cash contributions. The Board of Management is also authorized until May 29, 2010 to increase the company's capital stock, with the prior approval of the Supervisory Board by up to €19,25 million (Approved Capital II), by issuing, either in a single step or in several steps, new registered shares in return for cash and/or non-cash contributions.

The Annual General Meeting of May 12, 2006 authorized the company to acquire treasury shares with a par value of up to 10% of the company's capital stock, as applicable on the date of the resolution, during the period from May 12, 2006 through November 11, 2007, pursuant to Section 71 (1) item 8 of the German Stock Corporation Act (AktG). The Board of Management is entitled to exercise its own discretion when deciding whether to purchase these shares on the stock exchange or by means of a public offering addressed to all shareholders.

The Board of Management is authorized, with the prior approval of the Supervisory Board, to sell the bought-back shares in another manner than through the stock exchange or by means of a public offering addressed to all shareholders if the treasury shares are sold to program participants in conjunction with the company's matching stock program and those participants are, or were, employees or officers of the company or one of its associated companies.

The Board of Management is also authorized to use the bought-back shares as partial or complete payment in conjunction with business combinations or the acquisition, whether direct or indirect, of business, parts of business or equity investments.

The Board of Management is also authorized, with the prior approval of the Supervisory Board, and without any requirement for a further resolution to be passed at the Annual General Meeting, to withdraw part or all of the treasury shares from circulation.

Furthermore, the Board of Management is authorized, with the prior approval of the Supervisory Board, to use the treasury shares to discharge obligations relating to convertible debentures, bonds with warrants, profits participation certificates or income bonds (or combinations of such instruments).

The above-stated authorizations may be exercised on one or more occasions, partially or wholly, singly or in combination. They may also be exercised by Group companies as defined by Section 17 of the German Stock Corporation Act (AktG).

Resolutions of the Annual General Meeting are carried by a simple majority of votes, except in cases where a different procedure is imposed by law. In cases where the law prescribes that the resolution must be carried by a majority of the voting stock represented at the meeting, it is deemed sufficient if the resolution is carried by the simple majority of the voting stock represented at the meeting, unless stipulated otherwise by the law. If no majority vote is obtained for a motion, it is deemed to have been dismissed, except in the case of elections. The procedures for appointing and dismissing members of the Board of Management, and for amending the company's Articles of Association, conform with the provisions of the German Stock Corporation Act (AktG).

Change of control

The company has entered into a number of agreements in connection with its commercial engine and military engine business, including a general collaboration agreement with Pratt & Whitney and many risk- and revenue-partnership agreements with OEMs, which contain clauses prohibiting the company from participating in competing programs (or programs for engines in a comparable thrust class), or which forbid the company to supply components to competing engine programs.

Additionally, many agreements entered into by the company in connection with its commercial engine, military engine and commercial engine maintenance business contain change-of-control clauses which entitle the other party to terminate the agreement in the event that a third party should acquire a controlling interest in the company. A certain number of the company's agreements, for instance, entitle the other party to terminate the agreement if one of that party's competitors should acquire a given percentage of the company's voting rights (usually 25 – 30% of the equity capital).

Notifications pursuant to the German Securities Trading Act (WpHG)

Pursuant to Section 21 of the German Securities Trading Act (WpHG), Fidelity International Limited notified MTU Aero Engines Holding AG on May 22, 2006 that the voting rights held by FMR Corp., 82, Devonshire Street, Boston, Massachusetts 02109, U.S.A. had exceeded the 5% threshold and now stood at 5.32%. The voting rights are attributable to FMR Corp. in accordance with Section 22 (1) 1 item 6 WpHG.

Schroders plc, 31 Gresham Street, London EC2V 7 QA notified MTU Aero Engines Holding AG on July 5, 2006, pursuant to Section 21 (1) WpHG, that its voting rights had exceeded the 5% threshold and now stood at 5.2%.

Threadneedle Asset Management Limited, 60 St. Mary Axe, London EC3A8JQ notified MTU Aero Engines Holding AG on October 24, 2006, pursuant to Section 21 (1) WpHG, that its voting rights had exceeded the 5% threshold and now stood at 5.2%.

Fidelity International Limited notified MTU Aero Engines Holding AG on December 7, 2006, pursuant to Section 21 WpHG, that the voting rights held by Fidelity International Limited, P.O. Box HM 670, Hamilton HMCX, Bermuda had exceeded the 5% threshold and now stood at 5.11%. The voting rights are attributable to Fidelity International Limited in accordance with Section 22 (1) 1 item 6 WpHG.

Net financial liabilities

in € million	Dec. 31, 2006	Dec. 31, 2005*)
High-yield bond (incl. accumulated interest)	168.4	168.4
Liabilities to banks	109.0	57.5
Liabilities to related companies	0.1	0.3
Finance lease liabilities	48.5	53.2
Loan from the province of British Columbia to MTU Maintenance Canada	12.8	14.2
Total financial liabilities	**338.8**	293.6
Cash and cash equivalents	102.2	22.0
Net financial liabilities	**236.6**	271.6

*) Adjusted due to inclusion of MTU Maintenance Zhuhai Co. Ltd.

Analysis of debt and financial structure

Due to the successful IPO in 2005 and the positive development of the company's operating business, MTU had already been able to reduce its net financial liabilities to €271.6 million by the end of the financial year 2005. The continuing positive development of operating activities and similarly positive development of free cash flow enabled these liabilities to be reduced once more to €236.6 million in 2006. At the end of the reporting period, the company's outstanding financial liabilities consisted of three items only: the high-yield bond issue carrying an interest rate of 8.25% and valued at €165.0 million; the revolving credit facility (RCF) of €75.6 million (Dec. 31, 2005: €17.0 million) taken out to cover short-term funding requirements; and financial liabilities in connection with MTU Maintenance Zhuhai amounting to €33.4 million (Dec. 31, 2005: €40.5 million).

In 2006, MTU reduced its finance lease liabilities by €4.7 million to €48.5 million. The Group uses this advantageous form of funding to lease land and buildings for use by MTU Maintenance Hannover GmbH. Finance lease agreements are also used to lease engines on a longer-term basis for MTU's Engine Pool Service, which supplies airlines and operators of stationary gas turbines with replacement engines on demand.

The reduction in debt has also helped to improve the capital structure. Net financial liabilities accounted for no more than 7.6% of total equity and liabilities (Dec. 31, 2005: 9.5%). The long-term credit facilities of €250.0 million which are available to MTU were only called upon temporarily and then only to the extent of €75.6 million. This marks the end of the phase of debt reduction. Today, MTU possesses a solid financial structure and liquidity reserves that will allow it to invest substantially in forward-looking programs and projects.

2.3. Net assets

The table below shows an overview of the changes in assets, equity and liabilities between December 31, 2005 and December 31, 2006, giving separate figures for current and non-current items. The figures include the proportionate consolidation of MTU Maintenance Zhuhai in the group financial statements and incorporate the correction resulting from the findings of the FREP examination (see Subsequent events: Section 3.1.).

Change in assets, equity and liabilities

(Statement of changes as at December 31, 2005 to December 31, 2006)

	in € million	in € million
Non-current assets		
Intangible assets	-22.3	
Property, plant and equipment	-31.0	
Financial assets	-2.6	
Other assets	10.3	
Deferred tax assets	1.2	-44.4
Current assets		
Inventories	0.1	
Receivables	173.9	
Other assets	47.8	
Cash and cash equivalents	80.2	
Prepayments	3.9	305.9
Change in assets		**261.5**
Equity		34.3
Non-Current Liabilities		
Provisions	-3.1	
Financial liabilities	-13.7	
Other liabilities	153.0	
Deferred tax liabilities	56.6	192.8
Current Liabilities		
Provisions	16.9	
Financial liabilities	58.9	
Trade payables	18.2	
Other liabilities	-59.6	34.4
Change in equity and liabilities		**261.5**

In 2006, the balance sheet total (total assets/total equity and liabilities) rose by €261.5 million or 9.2% to €3,112.2 million.

Whereas non-current assets fell by a total of €53.3 million, mainly due to lower intangible assets and property, plant and equipment, current assets increased by €305.9 million. Inventories remained unchanged, while trade receivables and accounts receivable attributable to production and maintenance orders recognized on a percentage-of-completion basis rose by €173.9 million (+39.8%).

Other current assets were €47.8 million (+79.4%) higher than at December 31, 2005. A large part of the increase was accounted for by accounts receivable from related companies which went up by €28.2 million. Cash and cash equivalents increased by €80.2 million to €102.2 million as a result of the positive cash flow.

Overall, group equity increased in 2006 by €34.3 million to €562.3 million (Dec. 31, 2005: €528.0 million). Factors contributing to this increase included revenue reserves brought forward from the previous financial year totaling €89.1 million and fair value gains of €30.5 million on forward foreign exchange contracts. These increases were offset by the dividend payment for 2005 of €40.2 million and the cost of purchasing treasury shares under the buyback amounting to €42.7 million, which reduced equity by a total of €82.9 million. The equity ratio went down in 2006 by 0.4 percentage points to 18.1%.

Pension provisions increased by 4.5% to €394.9 million. Other provisions were virtually unchanged at €484.2 million (Dec. 31, 2005: €487.5 million).

Trade payables increased as a result of timing factors by €18.2 million to €316.8 million. Other liabilities increased by €93.4 million to €708.0 million, mainly owing to the higher volume of advance payments from customers. These increases were partly offset by a lower total of negative fair values of derivatives and interest rate swaps, totaling €33.1 million.

2.4. Employees

MTU employees receive a profit-sharing bonus which is calculated on the basis of changes in the indicator "cash flow from operating activities"; in the financial year 2006, the bonus amounted to €1,625 per employee.

At December 31, 2006, there were 7,077 employees working for MTU around the world, 147 more than at the end of 2005. This increase mainly reflects the impact of additional recruitment at MTU Maintenance Hannover GmbH, where an increasing volume of orders has necessitated expansion of the workforce. The number of contracted workers increased to 356 at the year-end (Dec. 31, 2005: 212).

MTU is seen as an attractive employer, as borne out by the low fluctuation of 2.8% (2005: 4.3%). The percentage of part-time employees at MTU's German sites was 1.2% in 2006 (2005: 1.1%). Total personnel expense for the Group in the financial year 2006 was €524.8 million (2005: €506.1 million), including expenses of €20.0 million incurred in connection with the 'Impact06' efficiency improvement program.

Training

Because it operates in a high-tech industry, MTU relies on the skills of an extremely qualified workforce and consequently invests strongly in their training and development. There are currently 283 young people pursuing their vocational training with MTU; in Germany alone, trainees account for 4% of the workforce. In addition to the traditional apprenticeships, MTU also offers students the chance to combine academic and professional training in sandwich courses based at recognized institutions of tertiary education, as an alternative to studying at a conventional university. Degree courses in industrial engineering, mechanical engineering and business administration offered jointly with universities of cooperative education in Stuttgart include periods of practical training with the MTU Group that also enable students to obtain international experience. Special training in international skills is also offered to the best trainees in the commercial and technical vocations; cooperation arrangements with partners in other countries have been elaborated for this purpose.

Staff development/Leadership skills

As well as promoting the acquisition of basic qualifications, MTU helps its employees to continuously develop their skills through strategically designed staff development programs. In 2006, the first group of managers completed the company's Professional Leadership Program, which focuses on the skills needed at higher levels of management. All participants successfully passed the final assessment.

New collective pay agreements

The new system of single-status pay agreements (referred to as ERA) for the German metalworking and electrical industry represents an important step towards the modernization of pay structures for MTU employees in Germany, as laid down in the collective wage agreements. The main new features of this system is that there are no longer separate pay structures for white-collar and blue-collar workers and that it makes provision for individual, performance-related pay. MTU completed its preparations for the new system in 2006 and has now started to introduce ERA-based pay structures.

Implementation of the General Equal Treatment Act (AGG)

In all matters relating to human resources, MTU respects the principles laid down in the German General Equal Treatment Act (AGG), which came into force in 2006. The new law aims to protect employees against acts of discrimination in the workplace. The basic rule is that, in comparable situations, no-one should be placed at a disadvantage because of discriminatory treatment. This not only applies to interactions between employees and their superiors but also to working relationships between colleagues and behavior towards business partners. MTU consistently applies the requirements of this law in everyday working practice.

Health rate

The average good health rate of all employees at MTU sites in Germany was measured at 95.8% in 2006, thus remaining at the previous high level.

Staff suggestion scheme

In 2006, the MTU staff suggestion scheme was harmonized across all sites in Germany to create a more coordinated means of gathering ideas for improvements and enhanced efficiency. The employees enthusiastically responded to the challenge, submitting a total of 6,392 suggestions for improvements which, after deducting the cost of their implementation, resulted in savings of around €4.7 million. In return, staff were rewarded with bonus payments totaling €1.1 million.

3. Subsequent events

3.1. Result of FREP examination

The German Financial Reporting Enforcement Panel (FREP), which examines the financial statements of the majority of newly listed companies in Germany, examined MTU Aero Engines Holding AG's consolidated financial statements for the financial year 2005, pursuant to Section 342b (2) 3 no. 3 of the German Commercial Code (HGB) on the basis of a random sample examination. MTU agreed to accept the results of this examination. They were subsequently published on January 19, 2007.

The result of the examination includes the interpretation of an accounting rule concerning the purchase price allocation for three commercial aero engine programs relating to the acquisition by KKR in 2004. Concerning the accounting of program assets, the FREP is of the opinion that the obligations of €247.4 million which were attributed directly to these programs on December 31, 2005 in conjunction with purchase price accounting should be accounted for as liabilities separately from program assets in the balance sheet. This leads to an increase in both total assets and total equity and liabilities; the equity ratio remains almost unchanged. The effect of the change on group earnings for 2005 is not significant: the change in amortization expense (+€21.4 million) is almost entirely offset by the change in provisions (-€21.3 million). Group earnings before tax were reduced by €0.1 million to €58.6 million. This restatement has no impact on MTU's adjusted EBITDA or cash flow. In compliance with IFRS practice, the FREP's finding has been incorporated in the 2006 consolidated financial statements by means of a retrospective correction to the figures for the financial year 2005.

3.2. Issue of convertible bond valued at €180 million

On the basis of a resolution by the Board of Management and the Supervisory Board, MTU Aero Engines Holding AG issued a convertible bond on January 23, 2007. The bond has a total volume of €180 million (divided into 1,800 partial bonds each with a par value of €100,000) and a term to maturity of five years. The partial bonds can be converted into registered non-par value common shares of the company corresponding to a proportionate amount (€1 per share) of the company's total share capital.

At a conversion price of €49.50, the conversion ratio at issue date was 2,020.20. The coupon rate is fixed at 2.75%, payable yearly on February 1. The bonds are expected to be admitted for trading on the Luxembourg Stock Exchange by April 30, 2007 at the latest. The issuing company is Amsterdam-based MTU Aero Engines Finance B.V., created on January 19, 2007 and wholly owned by MTU Aero Engines Holding AG.

The funds raised through this bond issue will be used by MTU to repay outstanding liabilities in connection with the high-yield bond, including penalties for early repayment and accumulated interest. MTU intends to call the high-yield bond on February 28, 2007 and at the same time submit a delisting application. Once the related liabilities have been repaid, the company plans to merge the bond-issuer – MTU Aero Engines Investment GmbH – with MTU Aero Engines Holding AG.

4. Opportunity and risk report

4.1. Risk and opportunity management system

High priority for anticipatory risk management
The aviation industry – and with it the engine business – is a highly competitive sector. Anticipatory risk management therefore constitutes a keystone of MTU's policy for safeguarding and shaping its future. The company has aligned its policy with the specific legal requirements, more particularly those of the German Stock Corporation Act (AktG), the recommendations of the German Corporate Governance Code, and international and national standards (COSO II, RMA).

In the context of its management approach to upholding shareholder value, MTU has implemented an integrated, end-to-end risk management system in all areas of its business with the objective of identifying, assessing and minimizing risks. This system lies under the direct responsibility of the Board of Management which, according to Section 91 II of the German Stock Corporation Act (AktG), must establish appropriate measures, in particular the creation of a monitoring system, to ensure early identification of any developments potentially threatening to the company's existence.

The policy for dealing with such developments is described in an enterprise-wide risk strategy which ensures that the Board of Management is informed at an early stage. The margins defined for individual risks are expressed as percentages representing the maximum permissible deviations from the company's target earnings (EBITDA) for the current financial year and the projection of that figure for the next five years.

MTU regards risk management as a continuous process. It systematically documents the greatest risks for each business segment in the form of risk maps; it assesses the probabilities of these risks occurring and the damage likely to be sustained, and defines measures for risk avoidance and minimization. Major risks are collated quarterly at group level, analyzed by the Risk Management Board, set out in a risk report and submitted to the Board of Management. This enables the Board of Management to inform the Supervisory Board at regular intervals as to the company's current risk situation.

The risk management process is closely linked with the planning and control process – not least through being aligned with the key performance indicators used in corporate control at MTU. The company planning process assures a balanced risk prevention policy based on the latest risk report and leaving scope for future opportunities.

Opportunity and risk management form a single entity
Recognizing and exploiting opportunities with the aid of an opportunity management strategy is a further core component of safeguarding and shaping the company's future. Given that the engine business calls for forecasts over an extremely long time horizon, MTU has integrated a comprehensive system for identifying future market opportunities in its strategic planning process. As well as investigating the possibility of involvement in promising new engine programs, it focuses on the opportunities arising from further expanding the company's technological leadership. In order to identify opportunities at an early stage, MTU involves its employees in the opportunity management process and the constant quest for new opportunities: Employees' ideas are collected and implemented through a staff suggestion scheme. A continuous improvement program (CIP) has been established at all levels of the company to promote the ongoing quest for ways and means of improving efficiency.

Clear structures for opportunity and risk management at MTU
The MTU risk management process ensures that the Board of Management is able to form a clear impression of the potential risks and countermeasures and actively intervene where necessary. Below Board of Management level, the company has set up a Risk Management Board made up of managers from all areas of company operations. Four times a year, the members discuss general risk management issues, monitor the effectiveness of the risk management system, and report their findings to the Board of Management. This assures consistent reporting and clear assessment of risks and the collation of all relevant information.

One of the universal management principles at MTU is to delegate entrepreneurial responsibility and authority to the line managers at operations level. Risk management on a day-to-day basis has therefore been delegated to the individual MTU business units; the management teams in the respective units and affiliates are responsible for implementing and monitoring the process. Standardized guidelines enable the persons responsible to regularly identify risks and report on the preventive measures in their respective areas. The risk management system forms part of the corporate organizational guidelines and is documented in the risk management manual.

The auditor verifies the effectiveness of the early risk identification system during the auditing of the annual accounts. Internal audits are also conducted at more frequent intervals during the year. The internal auditing department verifies that all legal requirements have been observed, and also makes proposals for improvements that will integrate the risk management process even more tightly into MTU's shareholder-value-oriented system of control.

4.2 Individual risks

The following section outlines the key risk areas that may have a sustained influence on MTU's business operations, assets, finances and earnings, but do not ultimately threaten the existence of the company. MTU has made provisions for heading off the major risks in its forecast for the current financial year – according to the probability of each one occurring.

Diversification reduces business risks
The commercial engine market has an oligopolistic structure. MTU sells most of its products under risk- and revenue-sharing arrangements. The lead partners in the consortium determine the prices, conditions and concessions. MTU, as a consortium partner, is bound by these conditions.

The customers in this market, and in the commercial MRO business, are the airlines. Many airlines are still suffering from the economic aftermath of the terrorist attacks on September 11, 2001. Their strained financial situation is being further exacerbated by escalating fuel prices. As part of its risk management process, MTU has acted out a number of oil price scenarios. The most important insight was that higher oil prices do not at present have any significant impact on the engine business. Whilst escalating oil prices can have a negative impact on the volume of air traffic as a whole, they may also motivate airlines to replace older aircraft that have a high fuel consumption with new, more economical models.

Because MTU works together with a number of engine alliances on development and manufacturing projects, the company is not dependent on a single consortium or OEM customer.

In the military engine business, the company is firmly embedded in international cooperative ventures. The customers are national and multinational agencies whose budgets vary with the level of public spending. MTU's broad diversity of projects for the military market prevents it from becoming too dependent on any single source of orders.

In the spare parts business for commercial maintenance, new competition has emerged from companies which manufacture parts under the FAA's system of Parts Manufacturer Approval (PMA) and sell them at lower prices than the engine consortia. MTU shields itself against PMA competition primarily by developing advanced technologies. In the commercial MRO business, MTU faces new competition from Designated Engineering Representatives (DER). These FAA-approved independent experts develop repair techniques for engine parts. However, MTU is confident that DER repairs will only reach a small segment of the market.

MTU minimizes its risks throughout all business sectors through its existing engine base, which is on a growth path. Since market cycles for aircraft and production engines differ from those for maintenance services and spare parts, the risks in the MTU portfolio are evenly balanced.

MTU fulfils stringent safety requirements
MTU products are subject to extremely stringent safety requirements. The company requires numerous official certifications, particularly from the German Federal Office of Civil Aviation (LBA) and the U.S. Federal Aviation Administration (FAA), in order to carry out its activities. These certifications are valid for limited periods; they can only be renewed after further tests have been carried out. The production and repair processes are documented in detail to ensure compliance with all regulations.

MTU also requires official approvals for the operation of certain production facilities such as test rigs and electroplating equipment. These approvals call for strict adherence to the regulations and full documentation. MTU holds certification to DIN EN ISO 14001, adding another level of risk prevention through sound environmental practices.

Partnerships reduce development risks
In the commercial and military engine business, MTU undertakes to perform development work during which unscheduled delays may occur. The company nevertheless ensures strict adherence to time schedules by employing a highly qualified workforce that receives regular training. Furthermore, through its involvement in collaborative ventures, it works in partnerships that extend beyond corporate boundaries and thus to a certain extent spreads the risk.

Long-term agreements assure supplies
For some raw materials, individual parts and components and for the provision of specific services, MTU is dependent on suppliers and third-party vendors.

The company strives to reduce its reliance on outside suppliers by securing the services of multiple vendors for materials, parts and services. MTU enters into long-term agreements with single-source suppliers as a hedge against unforeseen bottlenecks in supplies. This two-pronged strategy also reduces the risk of sudden price hikes.

Long product life cycles protect revenues
Various types of concessions to customers are common practice in the marketing of commercial production engines. MTU is obliged to absorb these concessions to the extent of its program share in risk- and revenue-sharing agreements. The fact that the cooperation partners share a common interest helps to prevent excessive

concessions during contract negotiations. Furthermore, risks are spread across the various programs. More generous concessions to major customers during the launch phase of a program are largely offset by a decline in the marketing expenses for older programs.

The commercial spare parts business uses catalog-based pricing. These prices are subject to annual adjustment. Attempts by individual manufacturers to boost sales through replacement campaigns or special conditions could jeopardize revenues. Lower prices are acceptable in such cases because the increased sales volume ultimately has a positive effect on revenues. MTU shields itself against such discount campaigns by developing advanced technologies and by guaranteeing outstandingly high quality for all its spare parts.

Price alterations at short notice do not represent a risk factor in the military engine sector, because all business is based on long-term contracts.

More than half of the commercial MRO business is based on medium- and long-term agreements, thus mitigating the risk of price drops.

Anticipatory receivables management

In the commercial engine and commercial MRO businesses, airlines are indirect and direct customers of MTU. Many of these carriers are facing financial difficulties, planning or carrying out restructuring measures or mergers, or are under bankruptcy protection. Their situation affects the receivables management processes of MTU and its partners.

The consortium leaders in the commercial engine and spare parts businesses have extensive receivables management systems in place. In the commercial MRO business, MTU tracks its open accounts receivable in short cycles in cooperation with the sales department. Before a deal is finalized, potential risks are assessed and any necessary precautions are taken. Wherever possible, the company takes advantage of export credit guarantees (Hermes coverage) to protect itself against political and credit risk.

Anticipatory human resources management

MTU operates in a sector characterized by fierce competition for the highly skilled employees needed to develop, manufacture and maintain world-class high-tech products. The principal task of human resources management is to recruit new staff and retain them on a long-term basis. MTU employs various tools for this purpose: a flexible remuneration system, extensive fringe benefits, a comprehensive range of in-house and external training opportunities, an advanced system of healthcare, and opportunities for job rotation and internal promotion.

Insurance policies protect against disaster risk

In the aviation industry, accidents can never be completely ruled out despite strict compliance with manufacturing quality standards and utmost diligence in performing maintenance work. In the military engine business (excluding exports), MTU is largely exempt from product risk liability through government agency indemnification. The remaining liabilities, especially in the commercial engine business, are covered by comprehensive insurance policies; this includes aircraft liability insurance. Other risks that could threaten the continued existence of the company, such as fire and interruption of business operations, are covered as well. No insurance cover has been taken out for the risk of terrorist attacks because of the excessively high premiums. Management liability is covered by Directors' & Officers' insurance; MTU has also taken out insurance coverage against risks which do not threaten the existence of the company.

Strongly reduced debts cut interest charges

MTU's financial debt carries interest rate risks. For the revolving credit facility, which currently amounts to €75.6 million and is also burdened by sureties worth €20.6 million, the company has to pay variable interest reflecting current market rates. Certain factors, such as a deteriorating financial situation within the company, could cause further increases in the interest rate. In the past financial year MTU cut its debt by 12.9% and thus further reduced the interest rate risk.

High priority for dollar hedging

The U.S. dollar is the common transaction currency in the commercial engine and commercial MRO businesses. The majority of labor costs and a portion of purchased materials and services, however, accrue in euros. Although MTU settles these purchases in U.S. dollars as far as possible, there remains a surplus in U.S. dollars which is always exposed to an exchange rate risk. An increase in the euro exchange rate could have a negative impact on the company's operating results, financial situation and net assets.

To minimize this exposure, MTU makes use of forward foreign exchange contracts in U.S. dollars. These hedging transactions are based on a strategy that looks at the current U.S. dollar exchange rate and, depending on the expected trend, provides a hedging scenario that may be negative, neutral, or positive with regard to the anticipated rate. Forward sales contracts may be concluded, depending on the available options. The valuation of these hedging transactions is based on the expected U.S. dollar surplus and the correspondingly arranged forward sales contracts, and is explained in Note 5.12.1. to the consolidated financial statements. At December 31, 2006, MTU had sold U.S. $720 million through forward currency transactions at an average exchange rate of U.S. $1.27 per €1 for the years 2007 to 2009. This means that 60% of the net dollar surplus for 2007 has been hedged.

4.3 Overall prognosis of the MTU risk situation

MTU also assesses the overall risk on the basis of its risk management system. This is regularly audited by certified accountants and the company management. At the present time no risks are apparent that might have a potentially lasting and essentially negative impact on the Group's operating results, financial situation and net assets. MTU has taken every possible organizational measure to ensure early awareness of potential risk situations.

5. Forecasts and outlook

MTU bases its expectations regarding future business development on both internal analyses and external forecasts.

Overall forecast

MTU's prospects for the future remain positive: Its commercial engine and MRO businesses are likely to grow faster over the next few years than the market sector in general.

MTU expects its operational activities to continue along positive lines in 2007. In the medium term, the company intends to broaden the profit margin based on adjusted EBITDA from 14% to 15%. It will achieve the desired results by further optimizing its cost structures. In 2006 it launched an efficiency improvement program designed specifically to cut indirect costs at its Munich site and to reduce purchasing costs. MTU is also preparing to set up a new production site in central or eastern Europe. In addition to its organic growth, MTU is investigating opportunities for growth through company acquisitions.

MTU expects the U.S. dollar exchange rate in 2007 to average U.S. $1.30 to the euro. At December 31, 2006, the company had concluded forward exchange transactions for 2007 valued at U.S. $500 million – or approximately 60% of the net dollar surplus – at an average exchange rate of about U.S. $1.26 per euro. Consequently, a fluctuation of U.S. $0.01 in the exchange rate for the U.S. dollar would raise or lower MTU's operating profit by approximately €1.5 million.

Global economic development

For the past three years, the global economy has been growing by an average of 4% per annum. Experts predict a 4% – 5% global growth rate for 2007. The first signs of a downturn in the U.S.A. will be balanced out by above-average growth particularly in the Asian countries.

Development of the sector

International air traffic is also set to profit from the general upswing in the economy: passenger and freight volumes are expected to rise by approximately 5% in 2007 and the subsequent years. Deliveries of new commercial engines will increase by about the same amount. The situation in the market for military engines is rather different, however: In this case European business has remained at a more or less constant level, while growth can mainly be observed in the heavily protected U.S. market. The expected boom in air traffic will positively impact the market for commercial engine maintenance – the annual growth rate is likely to be around 7%.

OEM business

Thanks to its broad range of products and services in all thrust and performance categories and its involvement in international partnerships and working alliances, MTU will again profit from the development of the engine market in the OEM sector in 2007.

In the commercial engine business, the GP7000 for the Airbus A380 and the V2500 for the Airbus A320 family have positioned the company in the two engine sectors with the strongest growth. MTU is also involved in a number of programs in all thrust categories that will remain in production for a protracted period of time, ensuring a constant demand for spare parts. These programs include the V2500, the PW2000 for the Boeing 757 and C-17, the PW4000Growth for the Boeing 777 and the PWC programs for business and regional jets. The successful CF6 series of engines for Airbus and Boeing airliners will ensure a healthy basic workload for many years to come. MTU expects its revenues in the commercial engine sector to increase at a higher rate than the average for the sector in 2007.

In the military market, the development of the company's revenues in 2007 will be determined by the budgets of the customer nations. Production deliveries of the second tranche of EJ200 engines for the Eurofighter Typhoon began in mid-2006. MTU anticipates a third tranche of retrofits to a new technical standard for the T64 engine program for the CH-53 military transport helicopter. Development of the TP400-D6 for the A400M transporter is on schedule, albeit a very tight one. 2006 saw the inauguration of the new MTU facility at the Erding air base, where the RB199 Tornado engine and the RR250-C20 helicopter engine are repaired in the context of the extended cooperative model. Revenues are expected to decline as a result of the partial decommissioning of the Tornado fleet. As a whole, MTU anticipates stable revenues in the military sector in 2007.

MRO business

As the world's largest independent provider of commercial MRO services, MTU is set to benefit from the growth in this sector. Full order books and the increasing volume of air traffic will continue to ensure a healthy workload for the German sites. In the world's fastest-growing market – Asia – MTU is extremely well positioned through the presence of MTU Maintenance Zhuhai. MTU expects to see an increase in revenues from commercial MRO in 2007 that is well above the general market trend.

Cautionary note regarding forward-looking statements

The above outlook contains forward-looking statements that reflect the current views, expectations and assumptions of MTU Aero Engines Holding AG and are based on the information available to the company at the time of publication. These forward-looking statements should not be construed to express or imply that the stated results, performance or events will in fact take place; they involve known and unknown risks and uncertainties that could cause MTU's future results and performance to differ materially from the expectations and assumptions formulated here. There are numerous factors that could influence MTU's future results and performance in this way, including changes in the general economic environment and the competitive situation, the cyclical nature of the aviation market, and the risks associated with MTU's participation in engine consortia. Other factors that may exert an influence include developments on the financial markets and exchange rate fluctuations, and amendments to national and international laws, insofar as they concern tax regulations and laws relating to the manufacture and use of aero engines. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. MTU assumes no obligation to update any forward-looking statement formulated in this document.

Consolidated Financial Statements

in € million	Notes	2006	2005*)
Revenues		2,416.2	2,182.7
Cost of sales	(6.)	-2,063.5	-1,894.7
Gross profit		**352.7**	288.0
Research and development expenses	(7.)	-64.5	-45.7
Selling expenses	(8.)	-71.2	-69.4
General administrative expenses	(9.)	-45.4	-46.4
Other operating income and expenses	(10.)	12.2	4.7
Earnings before interest and tax		**183.8**	131.2
Financial result	(11.)	-33.3	-74.7
Share of profit/loss of joint ventures accounted for using the equity method			2.1
Result from ordinary activities		**150.5**	58.6
Income tax expense	(12.)	-61.4	-25.8
Net profit		**89.1**	32.8
Basic (undiluted) earnings per share in €	(13.)	**1.64**	0.60
Diluted earnings per share in €	(13.)	**1.64**	0.60

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation.

Consolidated Balance Sheet – Assets

in € million	Notes	Dec. 31, 2006	Dec. 31, 2005 *)
Non-current Assets			
Intangible assets	(16.)	1,189.5	1,211.8
Property, plant and equipment	(17.)	537.8	568.8
Investments in joint ventures		11.5	13.7
Investments in associated companies		0.4	0.4
Other investments		0.2	0.6
Other loans		0.1	0.1
Financial assets	(18.)	12.2	14.8
Other assets	(20.)	11.8	1.5
Deferred tax assets	(29.)	1.4	0.2
		1,752.7	1,797.1
Current Assets			
Inventories	(19.)	529.0	528.9
Receivables	(20.)	611.1	437.2
Other assets	(20.)	108.0	60.2
Cash and cash equivalents	(21.)	102.2	22.0
Prepayments	(23.)	9.2	5.3
		1,359.5	1,053.6
Total Assets		**3,112.2**	2,850.7

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation.

in € million	Notes	Dec. 31, 2006	Dec. 31, 2005*)
Equity	(24.)		
Subscribed capital		55.0	55.0
Capital reserves		455.7	454.5
Revenue reserves**)		81.4	32.5
Treasury shares		-42.7	
Accumulated other equity		12.9	-14.0
		562.3	528.0
Non-Current Liabilities			
Pension provisions	(25.)	377.1	362.5
Other provisions	(26.)	261.0	278.7
Financial liabilities	(27.)	249.6	263.3
Other liabilities	(28.)	297.2	144.2
Deferred tax liabilities	(29.)	307.2	250.6
		1,492.1	1,299.3
Current Liabilities			
Pension provisions	(25.)	17.8	15.3
Other provisions	(26.)	223.2	208.8
Financial liabilities	(27.)	89.2	30.3
Trade payables		316.8	298.6
Other liabilities	(28.)	410.8	470.4
		1,057.8	1,023.4
Total Equity and Liabilities		**3,112.2**	2,850.7

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation.

**) December 31, 2005: Retained earnings (see also Note 1.4.)

Consolidated Statement of Changes in Equity

in € million	Subscribed capital	Capital reserves**)	Revenue reserves*)	Treasury shares	Accumulated other equity: Translation differences	Accumulated other equity: Derivative financial instruments	Accumulated other equity: Subtotal	Total
Balance as at January 1, 2005	2.2	203.7	-0.3		-1.0	12.2	11.2	216.8
Financial instruments (forward foreign exchange contracts)						-27.2	-27.2	-27.2
Translation differences					2.0		2.0	2.0
= Income and expense not recognized in the income statement					2.0	-27.2	-25.2	-25.2
Net profit for the year			32.8					32.8
= Total income and expense for the year			32.8		2.0	-27.2	-25.2	7.6
Capital increase out of company funds	37.8	-37.8						
Capital increase new issue	15.0	300.0						315.0
Transaction costs (after taxes)		-12.1						-12.1
Matching Stock Program (MSP)		0.7						0.7
Balance as at December 31, 2005/ January 1, 2006	55.0	454.5	32.5		1.0	-15.0	-14.0	528.0
Financial instruments (forward foreign exchange contracts)						30.5	30.5	30.5
Translation differences					-3.6		-3.6	-3.6
= Income and expense not recognized in the income statement					-3.6	30.5	26.9	26.9
Net profit for the year			89.1					89.1
= Total income and expense for the year			89.1		-3.6	30.5	26.9	116.0
Dividend paid			-40.2					-40.2
Purchase of treasury shares				-42.7				-42.7
Matching Stock Program (MSP)		1.2						1.2
Balance as at December 31, 2006	55.0	455.7	81.4	-42.7	-2.6	15.5	12.9	562.3

*) Same period last year: Retained earnings (see also Note 1.4.)

**) The fair value of the equity instruments under the Matching Stock Program has been reclassified to capital reserves (see Note 1.4.)
Reference should be made to Note 1.4. for all other adjustments.

in € million	Notes	2006	2005*)
Net profit		89.1	32.8
+ Depreciation and amortization		151.8	164.1
+/- Profit/loss of associated companies		2.2	-2.1
+/- Profit/loss on disposal of fixed assets		-9.8	2.3
+/- Increase/decrease in pension provisions		17.1	19.5
+/- Increase/decrease in other provisions		-3.3	8.4
+/- Change in non-cash taxes[1]		34.8	-88.4
+/- Matching Stock Program		1.2	0.7
+/- Increase/decrease in inventories		-0.1	-75.5
+/- Increase/decrease in receivables (excl. derivates)		-210.0	45.1
+/- Increase/decrease in liabilities (excl. derivates)		136.8	184.8
Cash flow from operating activities[2/3]	(33.)	209.8	291.7
- Investments in intangible assets and property, plant and equipment		-114.1	-85.7
- Investments in financial assets			-0.5
+ Proceeds from fixed asset disposals		20.0	0.8
+ Repayment of loans			1.5
Cash flow from investing activities	(33.)	-94.1	-83.9
Free cash flow		115.7	207.8
+/- Increase/decrease in financial liabilities		45.2	-612.1
+/- Change in fair value of derivates			91.5
+/- Purchase of treasury shares		-42.7	
- Dividend paid		-40.2	
+/- Capital increase after deduction of transaction costs			294.7
Cash flow from financing activities	(33.)	-37.7	-225.9
Exchange rate movements in equity		-3.6	2.0
Exchange rate movements in fixed assets		5.8	-3.6
Addition of cash and cash equivalents MTU Maintenance Zhuhai on January 1, 2005			5.2
Change in composition of group reporting entity			8.0
		2.2	11.6
Change in cash and cash equivalents		80.2	-6.5
Cash and cash equivalents as at January 1		22.0	28.5
Cash and cash equivalents as at December 31	(33.)	102.2	22.0
Revolving Credit Facility (Note 27.)		-75.6	-17.0
Liquidity as at December 31		26.6	5.0
1) Tax payments		77.8	77.4
2) Interest paid		46.9	88.0
3) Interest received		27.3	28.3

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation.

Interest received and paid and cash flows arising from tax on income are classified as operating cash flows, in accordance with IAS 7.31 and 7.35.

Notes to the Consolidated Financial Statements

I. Accounting Policies and Principles

1. General information

MTU Aero Engines Holding AG and its subsidiary companies (hereinafter referred to as MTU Aero Engines Holding AG or the Group) is among the world's leading manufacturers of engine modules and components, and is the world's leading independent provider of commercial engine MRO services.

The business activities of the Group range through the entire lifecycle of an engine program, i.e. from development, construction, testing and production of new commercial and military engines and spare parts, through to maintenance, repair and overhaul of commercial and military engines. MTU's activities focus on two segments: "Commercial and Military Engine Business (OEM)", and "Commercial Maintenance Business (MRO)".

MTU's commercial engine business covers the development and production of modules, components and spare parts for commercial engine programs, including final assembly. MTU's military engine business focuses on the development and production of modules and components for engines, production of spare parts and final assembly as well as maintenance services for these engines. The commercial maintenance business segment includes activities in the area of maintenance and logistical support for commercial engines.

MTU Aero Engines Holding AG (parent company) with its headquarters at Dachauer Str. 665, 80995 Munich, Germany, is registered under HRB 157 206 in the Commercial Registry at the District Court of Munich.

The consolidated financial statements were approved for publication by the Board of Management of MTU Aero Engines Holding AG on February 20, 2007.

1.1. IFRS financial reporting

The consolidated financial statements of MTU Aero Engines Holding AG of December 31, 2006, have been drawn up in accordance with International Financial Reporting Standards (IFRS), such as these apply in the EU, and the guidelines of the International Accounting Standards Board (IASB), based in London. Standards applicable as of the balance sheet date were used. The designation "IFRS" also includes applicable International Accounting Standards (IAS). All Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), formerly the Standing Interpretations Committee (SIC), which are mandatory for the 2006 business year, have been applied.

The duty to prepare consolidated financial statements is defined by Section 290 of the German Commercial Code (HGB). Pursuant to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002, the Group is required to apply the international accounting standards referred to above, as specified in Articles 2, 3 and 6 of the regulation. The consolidated financial statements, which exempt MTU Aero Engines GmbH, Munich, pursuant to Section 264 Paragraph 3 No. 4, are published in the electronic Federal Gazette (Bundesanzeiger).

In order to improve clarity, various line items in the consolidated income statement and consolidated balance sheet have been aggregated. These line items are disclosed and analysed separately in the notes to the consolidated financial statements.

The consolidated financial statements have been drawn up in euros. All amounts are presented in millions of euros (in € million) unless otherwise stated.

The separate financial statements of consolidated entities have been drawn up to December 31, 2006, the year-end of MTU Aero Engines Holding AG, Munich. Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, which is accounted for using the equity method, draws up its financial statements to November 30 of the calendar year. These financial statements are included in the consolidated financial statements as at that date.

a) Accounting standards applicable for the first time in the financial year 2006

The consolidated financial statements for the financial year from January 1, 2006 to December 31, 2006 comply with all standards that were revised under the IASB's improvement project. These standards were already applied in the previous financial year.

In addition to the standards applied in the 2005 consolidated financial statements, which had been revised under the IASB's improvement project, the following standards and interpretations were applicable for the first time in the 2006 consolidated financial statements:

- IFRS 6 "Exploration for and Evaluation of Mineral Assets" and amendments to IFRS 1 and IFRS 6
- Amendments to IAS 19 "Employee Benefits"
- Amendment to IAS 21 "The Effects of Changes in Foreign Exchange Rates"
- Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" concerning cash flow hedges of forecast intragroup transactions
- Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" concerning the fair value option
- Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 4 "Insurance Contracts" concerning financial guarantee contracts
- IFRIC 4 "Determining Whether an Agreement Contains a Lease"
- IFRIC 5 "Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation"
- IFRIC 6 "Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment".

Their application did not have any impact on the financial statements.

b) Accounting standards issued but not yet effective

The following IASB accounting standards, which have been issued but were not yet effective for the financial year 2006, have not been applied in advance of their effective date.

IFRS 7 "Financial Instruments: Disclosures":

IFRS 7 defines the disclosure requirements concerning financial instruments applicable both to industrial companies and to banks and similar financial institutions. IFRS 7 replaces IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and some of the requirements in IAS 32 "Financial Instruments: Disclosure and Presentation". IFRS 7 is effective for annual periods beginning on or after January 1, 2007. Application of the new requirements will lead to a considerable expansion of the disclosures relating to financial instruments in the notes to our consolidated financial statements.

IFRS 8 "Operating Segments":

IFRS 8 requires an entity to use the "management approach" instead of the previously required risks and rewards approach when reporting on the financial performance of its operating segments. IFRS 8 replaces IAS 14 "Segment Reporting". IFRS 8 is effective for annual financial statements for periods beginning on or after January 1, 2009.

Amendments to IAS 1 "Presentation of Financial Statements":

Application of the amendments will lead to an expansion of the capital disclosures in the notes to the consolidated financial statements. The amended requirements are effective for annual periods beginning on or after January 1, 2007.

IFRIC 7 Applying the "Restatement Approach" under IAS 29 "Financial Reporting in Hyperinflationary Economies":

This interpretation is effective for the financial year beginning on or after January 1, 2007.

IFRIC 8 "Scope of IFRS 2":

The new interpretation is effective for annual periods beginning on or after May 1, 2006.

IFRIC 9 "Reassessment of Embedded Derivatives":
This interpretation is effective for annual periods beginning on or after June 1, 2006.

IFRIC 10 "Interim Financial Reporting and Impairment":
This interpretation is effective for annual periods beginning on or after November 1, 2006.

IFRIC 11 "IFRS 2 Group and Treasury Share Transactions":
This interpretation is effective for annual periods beginning on or after March 1, 2007.

IFRIC 12 "Service Concession Arrangements":
This interpretation is effective for annual periods beginning on or after January 1, 2008.

The company is currently examining the implications of the new standards and interpretations with respect to its financial reporting. According to the present, provisional assessments, they will not or not substantially affect group net assets, financial situation or operating results, with the exception of IFRS 7.

1.2. Changes in corporate law

1.2.1. Profit and loss transfer agreements

Through a resolution of the shareholders' meeting of MTU Aero Engines Investment GmbH (shareholder) on November 20, 2006, it was decided not to transfer the net profit of MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde for the financial year 2006 to MTU Aero Engines GmbH, Munich. At the same meeting, it was agreed to terminate the control and profit and loss transfer agreement between MTU Aero Engines GmbH, Munich and MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde with effect of December 31, 2006.

1.2.2. Exemption from the preparation of a management report

MTU Aero Engines Investment GmbH, Munich and MTU Aero Engines GmbH, Munich are exempted from preparing a management report pursuant to Section 264 paragraph 3 of the German Commercial Code (HGB).

1.3. Shareholder structure

The following table presents the shareholders and their participation in equity capital:

Shareholder structure

Name of shareholder	Dec. 31, 2006 Shares	in %	Dec. 31, 2005 Shares	in %
Blade Lux Holding Two S.a.r.l.*)			16,092,080	29.26
Blade Management Beteiligungs GmbH & Co. KG			3,257,920	5.92
Free float of stock	53,349,117	97.00	35,650,000	64.82
Treasury shares	1,650,883	3.00		
Total	55,000,000	100.00	55,000,000	100.00

*) Incorporated under the laws of Luxembourg. Shareholder is Blade Lux Holding One S.a.r.l., Luxembourg, whose shares are held by KKR European Fund, Limited Partnership (75%), KKR Millenium Fund, Limited Partnership (24.04%) and KKR Partners, Limited Partnership (0.96%).

1.4. Changes in the reporting of the consolidated financial statements

MTU Maintenance Zhuhai Co. Ltd., China, is included in the group consolidated financial statements for the year ending December 31, 2006 (proportionate consolidation of 50% interest) (see Note 2.1.).

Starting in the financial year 2006, the disclosures relating to Board of Management and Supervisory Board compensation pursuant to Section 315a (1) in conjunction with Section 314 (1) no. 6 of the German Commercial Code (HGB) are additionally and individually presented in the Management Compensation Report (see Corporate Governance Report).

In accounting for equity, the line item "retained earnings" has been renamed "revenue reserves".

For greater clarity, starting in the financial year 2006, a distinction is made within the financial result between other interest and similar income, interest expenses, and the financial result on other items.

The fair value calculated using the Black-Scholes method of the phantom stock issued in connection with the matching stock program has been moved from 'accumulated other equity' to 'capital reserves' in the consolidated statement of changes in equity.

For the sake of greater transparency, liquidity is presented in an additional line of the consolidated cash flow statement after the computed change in cash and cash equivalents. Liquidity has been calculated as a separate line item by subtracting the utilized amount of the revolving credit facility (Note 27.) amounting to €75.6 million (Dec. 31, 2005: €17.0 million) from the cash and cash equivalents recognized in the balance sheet.

The German Financial Reporting Enforcement Panel (FREP), which examines the financial statements of the majority of newly listed companies in Germany, examined MTU Aero Engines Holding AG's consolidated financial statements for the financial year 2005, pursuant to Section 342b (2) 3 no. 3 of the German Commercial Code (HGB) [random sample examinations]. MTU agreed to accept the results of this examination. They were subsequently published on January 19, 2007. The result of the examination includes the interpretation of an accounting rule concerning the purchase price allocation for three commercial aero engine programs relating to the acquisition by KKR in 2004. Concerning the accounting of program assets, the FREP is of the opinion that the obligations of €247.4 million which were attributed directly to these programs on December 31, 2005 in conjunction with purchase price accounting should be accounted for as liabilities separately from program assets in the balance sheet. This leads to an increase in both total assets and total equity and liabilities; the equity ratio remains almost unchanged. The effect of the change on group earnings for 2005 is not significant: The increase in amortization expense (€21.4 million) is almost entirely offset by the decrease in provisions (€21.3 million). Group earnings before tax were reduced by €0.1 million to €58.6 million. This restatement has no impact on MTU's adjusted EBITDA or cash flow. In compliance with IFRS 3.63, the FREP's finding has been incorporated in the 2006 consolidated financial statements by means of a retrospective correction to the figures for the financial year 2005.

Where the accounting treatment has been modified or adapted in the financial year 2006, the corresponding items for the previous year have been adjusted to allow year-on-year comparison.

The following tables show the reconciliation of the 2005 consolidated income statement and the 2005 consolidated balance sheet, in the first instance to incorporate the finding of the German Financial Reporting Enforcement Panel (FREP) concerning IAS 8, and in the second instance to incorporate the effect of the consolidation of MTU Maintenance Zhuhai Co. Ltd., China in the figures for the financial year 2005.

[illegible]

in € million	Notes	2005	FREP**)	2005 excl. Zhuhai	Zhuhai***)	2005 adjusted
Revenues		2,148.6		2,148.6	34.1	2,182.7
Cost of sales	(6.)	-1,864.8	-0.1	-1,864.9	-29.8	-1,894.7
Gross profit		283.8	-0.1	283.7	4.3	288.0
Research and development expenses	(7.)	-45.7		-45.7		-45.7
Selling expenses	(8.)	-67.4		-67.4	-2.0	-69.4
General administrative expenses	(9.)	-45.4		-45.4	-1.0	-46.4
Other operating income and expenses	(10.)	4.7		4.7		4.7
Earnings before interest and tax		130.0	-0.1	129.9	1.3	131.2
Financial result	(11.)	-73.5		-73.5	-1.2	-74.7
Share of profit/loss of joint ventures accounted for using the equity method		2.2		2.2	-0.1	2.1
Result from ordinary activities		58.7	-0.1	58.6		58.6
Income taxes	(12.)	-25.8		-25.8		-25.8
Net profit		32.9	-0.1	32.8		32.8

**) Adjustment based on finding of the German Financial Reporting Enforcement Panel (FREP) (see Note 1.4.)
***) Consolidation (see Note 1.4.)

Reconciliation of the Consolidated Balance Sheet at December 31, 2005

Assets in € million	Notes	Dec. 31, 2005	FREP**)	Dec. 31, 2005 excl. Zhuhai	Zhuhai***)	Dec. 31, 2005 adjusted
Non-current Assets						
Intangible assets	(16.)	941.7	246.9	1,188.6	23.2	1,211.8
Property, plant and equipment	(17.)	546.0		546.0	22.8	568.8
Investments in joint ventures		46.5		46.5	-32.8	13.7
Investments in associated companies		0.4		0.4		0.4
Other investments		0.6		0.6		0.6
Other loans		0.1		0.1		0.1
Financial assets	(18.)	47.6		47.6	-32.8	14.8
Other assets	(20.)	1.5		1.5		1.5
Deferred tax assets	(29.)				0.2	0.2
		1,536.8	246.9	1,783.7	13.4	1,797.1
Current Assets						
Inventories	(19.)	518.2		518.2	10.7	528.9
Receivables	(20.)	418.4		418.4	18.8	437.2
Other assets	(20.)	58.8		58.8	1.4	60.2
Cash and cash equivalents	(21.)	15.9		15.9	6.1	22.0
Prepayments	(23.)	5.2		5.2	0.1	5.3
		1,016.5		1,016.5	37.1	1,053.6
Total Assets		2,553.3	246.9	2,800.2	50.5	2,850.7

**) Adjustment based on finding of the German Financial Reporting Enforcement Panel (FREP) (see Note 1.4.)
***) Consolidation (see Note 1.4.)

Equity and Liabilities in € million	Notes	Dec. 31, 2005	FREP**)	Dec. 31, 2005 excl. Zhuhai	Zhuhai***)	Dec. 31, 2005 adjusted
Equity	(24.)					
Subscribed capital		55.0		55.0		55.0
Capital reserves****)		454.5		454.5		454.5
Revenue reserves*)		32.8	-0.3	32.5		32.5
Accumulated other equity****)		-14.0		-14.0		-14.0
		528.3	-0.3	528.0		528.0
Non-Current Liabilities						
Pension provisions	(25.)	362.5		362.5		362.5
Other provisions	(26.)	31.3	247.4	278.7		278.7
Financial liabilities	(27.)	229.8		229.8	33.5	263.3
Other liabilities	(28.)	144.0		144.0	0.2	144.2
Deferred tax liabilities	(29.)	250.8	-0.2	250.6		250.6
		1,018.4	247.2	1,265.6	33.7	1,299.3
Current Liabilities						
Pension provisions	(25.)	15.3		15.3		15.3
Other provisions	(26.)	207.2		207.2	1.6	208.8
Financial liabilities	(27.)	23.3		23.3	7.0	30.3
Trade payables		289.3		289.3	9.3	298.6
Other liabilities	(28.)	471.5		471.5	-1.1	470.4
		1,006.6		1,006.6	16.8	1,023.4
Total Equity and Liabilities		2,553.3	246.9	2,800.2	50.5	2,850.7

*) December 31, 2005: Retained earnings (see Note 1.4.)
**) Adjustment based on finding of the German Financial Reporting Enforcement Panel (FREP) (see Note 1.4.)
***) Consolidation (see Note 1.4.)
****) Fair value of Matching Stock Program is reclassified (€0.7 million)

2. Group reporting entity

2.1. Change in composition of group reporting entity

Given its sustained present and forecast future growth, MTU Maintenance Zhuhai Co. Ltd. is becoming increasingly important to the MTU Group. As a result, the 50% interest in the jointly controlled entity has been proportionately included in the consolidated financial statements as of January 1, 2006. The relevant figures for 2005 have been adjusted to allow year-on-year comparison (see Note 1.4.).

The figures from the income statement and balance sheet of MTU Maintenance Zhuhai Co. Ltd., China, as detailed below, have been proportionately included in the consolidated financial statements for 2006. Irrespective of the accounting treatment of the jointly controlled entity, its consolidation has no impact on earnings per share, neither for 2005 nor for 2006.

Income Statement of MTU Maintenance Zhuhai Co. Ltd., China, for 2006

Income Statement

in € million	2006
Revenues	56.1
Cost of sales	-48.3
Gross profit	**7.8**
Selling expenses	-2.3
General administrative expenses	-1.0
Earnings before interest and tax	**4.5**
Financial result	-0.9
Result from ordinary activities	**3.6**
Income taxes	-0.6
Net profit	**3.0**

Balance Sheet of MTU Maintenance Zhuhai Co. Ltd., China, at December 31, 2006

in € million	Dec. 31, 2006
Non-current Assets	
Intangible assets	21.0
Property, plant and equipment	18.5
Other assets	0.2
	39.7
Current Assets	
Inventories	10.1
Receivables	23.9
Other assets	3.4
Cash and cash equivalents	5.4
Prepayments	0.1
	42.9
Total Assets	82.6

Equity and Liabilities

in € million	Dec. 31, 2006
Equity	
Subscribed capital	27.4
Revenue reserves	8.5
Accumulated other equity	-2.5
	33.4
Non-Current Liabilities	
Financial liabilities	25.8
Deferred tax liabilities	0.5
	26.3
Current Liabilities	
Other provisions	3.4
Financial liabilities	7.6
Trade payables	4.6
Other liabilities	7.3
	22.9
Total Equity and Liabilities	**82.6**

MTU Maintenance do Brasil Ltda., São Paulo, Brazil, a non-significant investment which had not been consolidated, was sold with effect of the contractual date of July 1, 2006. APA Aero Propulsion Alliance GmbH i. L., Munich, which had similarly not been included in the consolidated financial statements, was liquidated with effect of December 5, 2006. The company has been deregistered.

Conversely, the newly founded MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos, which was entered in the Commercial Registry on January 25, 2006, was included in the consolidated financial statements. The company's business activities comprise the development, manufacture, sale and support of the MTR390 Enhanced gas turbine, including variants, derivatives and evolved versions for aircraft propulsion. Like the other associated companies, it is accounted for in the consolidated financial statements at cost.

2.2. Subsidiaries

The consolidated financial statements of MTU Aero Engines Holding AG include all major companies which MTU Aero Engines Holding AG controls by virtue of holding the majority of voting rights in those subsidiaries. Entities are consolidated as from the date on which control arises and are deconsolidated when control comes to an end.

2.3. Associated companies

Entities over whose financial and operating policies, MTU Aero Engines Holding AG, directly or indirectly has significant influence (associated companies) are accounted for using the equity method and measured initially at cost. Significant influence is assumed to exist if MTU Aero Engines Holding AG, directly or indirectly, owns 20% or more of the voting rights of an entity.

2.4. Joint ventures

Holdings in joint ventures with a significant impact on the group financial statements are consolidated proportionately in these statements. Non-significant holdings in joint ventures, on the other hand, are accounted for using the equity method.

2.5. Non-significant investments

Four subsidiaries are not included due to the fact that they are not significant to the Group as a whole. Five associated companies, three joint ventures as well as one other entity are not accounted for using the equity method and are not consolidated proportionately. Their overall impact on group net assets, financial and earnings position is not material.

2.6. Consolidated and non-consolidated companies

	Consolitation method*)	Shareholding in %
Investments in subsidiaries		
MTU Aero Engines Investment GmbH, Munich	full	100.00
MTU Aero Engines GmbH, Munich	full	100.00
MTU Maintenance Hannover GmbH, Langenhagen	full	100.00
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	full	100.00
MTU Maintenance Canada Ltd., Richmond, Canada	full	100.00
Vericor Power Systems L.L.C., Atlanta, U.S.A.	full	100.00
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	full	100.00
MTU Aero Engines North America Inc., Rocky Hill, U.S.A.	full	100.00
Atena Engineering Inc., i. L., Hartford, U.S.A.	at cost	100.00
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	at cost	100.00
MTU München Unterstützungskasse GmbH, Munich	at cost	100.00
MTU Aero Engines Beteiligungs- und Verwaltungs GmbH, Munich	at cost	100.00
Investments in associated companies		
EUROJET Turbo GmbH, Munich	at cost	33.00
EPI Europrop International GmbH, Munich	at cost	28.00
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	at cost	33.33
MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos	at cost	25.00
Turbo Union Ltd., Bristol, Great Britain	at cost	39.98
Equity investments in joint ventures		
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	proportionate	50.00
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	at equity	50.00
Ceramic Coating Center S.A.S., Paris, France	at cost	50.00
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	at cost	50.00
Pratt & Whitney Canada CSC (Africa) (PTY.), Ltd., Lanseria, South Africa**)	at cost	50.00
Other equity investments		
IAE International Aero Engines AG, Zurich, Switzerland	at cost	12.10

*) Full = fully consolidated
at cost = stated at fair value, which corresponds to acquisition cost
at equity = carrying amount of investment increased or reduced to reflect changes in equity of Group's percentage interest
proportionate = full consolidation of the Group's interest
**) Indirect investment

The full list of the Group's investments is filed with the Commercial Registry of the District Court of Munich (HRB 157 206).

3. Consolidation principles

All business combinations are accounted for using the purchase method as defined in IFRS 3. Under the purchase method, the acquired identifiable assets, liabilities, and contingent liabilities are measured initially by the acquirer at their fair values at the acquisition date and recognized separately. The excess of the cost of the business combination over the Group's share of the net fair values of the acquiree's identifiable assets, liabilities and contingent liabilities is recognized as goodwill. In accordance with IAS 36 (revised 2004), goodwill is tested for impairment at least annually, or at shorter intervals if there is an indication that the asset might be impaired. If the Group's interest in the net fair value of the acquired identifiable net assets exceeds the cost of the business combination, that excess ("negative goodwill") is immediately recognized in the income statement.

The effects of intragroup transactions are eliminated. Accounts receivable and accounts payable as well as expenses and income between the consolidated companies are netted. Internal sales are recorded on the basis of market prices and intragroup profits and losses are eliminated.

In accordance with IAS 12, deferred taxes are recognized on timing differences arising from the elimination of intragroup profits and losses.

Investments in associated companies and in joint ventures are accounted for using the equity method from the date of acquisition, and are recognized initially at cost. Any difference arising at the acquisition date between the cost and fair values of the identified assets, liabilities and contingent liabilities is recognized as goodwill. MTU Aero Engines Holding AG's share of an investee's profits or losses is recorded in the income statement.

Program investment companies are associated companies. With regard to the special accounting treatment of these investments, please refer to Note 5.8.2.

All other equity participations (non-consolidated subsidiaries and investments in other entities) are measured at their fair value. If the fair value cannot be reliably determined, they are stated at cost (see explanatory comments in Notes 5.8.1., 5.8.3. and 5.8.4.).

4. Currency translation

The financial statements of consolidated companies whose functional currency is not the euro are translated into euro in accordance with IAS 21 using the functional currency concept. The functional currency is the currency in which a foreign company primarily generates and expends cash. Due to the fact that the functional currency at all Group companies is the corresponding local currency, assets and liabilities are translated using the closing exchange rate prevailing at the balance sheet date; expenses and income items are translated each month using the rate applicable at the end of the month. Exchange differences are recognized as a separate component of equity (accumulated other equity), and do not have any impact on the net profit/loss for the year.

Foreign currency receivables and liabilities are translated using the closing exchange rate prevailing at the balance sheet date. The following exchange rates were applied:

Currency	Rate on Dec. 31 Balance Sheet Date		Average rate	
	Dec. 31, 2006 1 € =	Dec. 31, 2005 1 € =	2006 1 € =	2005 1 € =
U.S.A. (U.S. $)	1.3170	1.1797	1.2556	1.2441
Canada (CAD)	1.5281	1.3725	1.4237	1.5087
China (RMB)	10.2812	9.5181	10.0076	10.1542
Great Britain (GBP)	0.6715	0.6853	0.6817	0.6838
Malaysia (MYR)	4.6506	4.4589	4.6052	4.7121

5. Accounting policies

The financial statements of MTU Aero Engines Holding AG and of its German and foreign subsidiaries are drawn up using uniform accounting policies in accordance with IAS 27.

5.1. Revenues

Revenues from the sale of goods are recognized when goods are delivered to the customer and accepted by the latter, in other words when the significant risks and rewards of ownership of the goods has been transferred by the seller. Further recognition criteria are the probability that economic benefits associated with the transaction will flow to the seller and the revenues and costs can be measured reliably. The company's customers are trading partners from risk- and revenue-sharing programs, original equipment manufacturers ("OEMs"), cooperation entities, public-sector contractors, airlines and other third parties.

Revenues from contractual maintenance (time and material, Fly-by-Hour, Power-by-the-Hour contracts) in the area of maintenance, repair and overhaul (MRO) business are recognized when the maintenance service has been performed and the criteria for recognizing revenues on overhauled engines has been met. In the case of long-term maintenance and military construction contracts, revenues are recognized by reference to the stage of completion in accordance with IAS 11 and IAS 18. If the outcome of a contract cannot be estimated reliably, the zero-profit method is applied, whereby revenues are only recognized to the extent that contract costs have been incurred and it is probable that those costs will be recovered. Contracts are recognized in the balance sheet under accounts receivable using the percentage of completion method (PoC).

Revenues are reported net of settlement discount, price reductions, sales bonuses and other rebates.

The Group's forward currency contracts satisfy the conditions for applying hedge accounting (cash flow hedges). The instruments used to hedge cash flows are measured at their fair value, with gains and losses recognized initially in equity (accumulated other equity). They are subsequently recorded as revenues when the hedged item is recognized.

5.2. Cost of sales

Cost of sales comprises the production-related manufacturing cost of products sold, development services paid, and the cost of products purchased for resale. In addition to the direct material cost and production costs, it also comprises indirectly attributable overheads, including depreciation of the production installations, production-related other intangible assets, write-downs on inventories and an appropriate proportion of production-related administration overheads. Cost of sales also includes expenses charged by OEMs for marketing new engines in conjunction with risk- and revenue-sharing-programs.

5.3. Research and development expenses

Research costs are expensed as incurred. Development costs are capitalized when the recognition criteria of IAS 38 are satisfied. **Development costs** for engine programs which have reached the series and spare-part phase were capitalized at their fair value as part of the program assets resulting from purchase price allocation (intangible assets). Development costs comprise all costs directly attributable to the development process and an appropriate proportion of development-related overheads. Borrowing costs are not capitalized. Program assets are amortized on a scheduled basis over the expected product life cycle (maximum of 30 years). Development costs which do not satisfy the criteria for capitalization are expensed as incurred.

5.4. Public sector grants and assistance

Public sector grants and assistance are recognized in accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance) only if there is reasonable assurance that the conditions attached to them will be complied with and that the grants will be received. Grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate. In the case of capital expenditure on fixed assets, the carrying amount of the asset is reduced by the amount of the public sector grant awarded for this purpose. The grants are then recognized as income using reduced depreciation/amortization amounts over the lifetime of the depreciable asset.

5.5. Intangible assets

Purchased intangible assets and internally generated **intangible assets** are capitalized in accordance with IAS 38 (Intangible Assets). IAS 38 requires capitalization if it is probable that a future economic benefit attributable to the asset will flow to the entity and the cost of the asset can be measured reliably.

Development expenses are capitalized at construction cost on condition that the expense can be attributed directly to the product and that its technical feasibility and marketability can be reliably ascertained. There must also be reasonable probability that the development activity will generate a future economic benefit. The capitalized development expenses comprise all expenses directly attributable to the development process, including development-related overheads. Capitalized development expenses are amortized on a scheduled basis from the start of production over the predicted product lifecycle.

Intangible assets with a **finite useful life** are carried at cost and amortized on a straight-line basis over their useful lives.

If there is an indication that the carrying amount of an intangible asset is impaired, the asset is subjected to an **impairment test**. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount is calculated as the higher of the asset's fair value less costs to sell and its value in use. If the reason for an impairment recognized in prior periods no longer exists, the impairment loss is reversed with income statement effect, up to the level of the amortized cost of the asset.

With the exception of goodwill, technology assets, and program assets, intangible assets are amortized over three years. Program assets are amortized over their useful lives of up to 30 years; technology assets are amortized over ten years and customer relations over periods between 4 and 26 years.

In accordance with IFRS 3, **goodwill with an indefinite useful life** is subjected to an impairment test at least once a year. Consistent with the distinction made for other reporting purposes, the "Commercial and Military Engine Business (OEM)" and "Commercial Maintenance Business (MRO)" segments are viewed as cash-generating units. Goodwill was attributed to both segments as of January 1, 2004. The present value of each cash-generating unit's future net cash flows is compared with the net carrying amount of its assets (including goodwill). If the present value is lower than the net carrying amount, an impairment loss is recognized initially on goodwill. If the amount estimated for an impairment loss is greater than the goodwill, the remaining difference is allocated pro rata to the remaining assets of the cash-generating unit.

A test is conducted at each balance sheet date to determine whether the reasons for impairment losses recognized in prior periods still exist. There is a requirement to reverse an impairment loss if the recoverable amount of the asset (other than goodwill) has increased. The recoverable amount is the higher amount of the present value less costs to sell and the expected value in use. The upper limit of the impairment loss reversal is determined by the acquisition cost less the accumulated scheduled depreciation that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recorded in the appropriate income statement line items by function. By contrast, an impairment loss recognized on goodwill is not reversed in a subsequent period.

5.6. Property, plant, and equipment

Property, plant and equipment are subject to wear and tear and are carried at their acquisition or construction cost less scheduled depreciation. Assets are depreciated using the straight-line method in line with the pattern of usage. If there are any indications of impairment, property, plant, and equipment is subjected to an **impairment test**. An impairment loss is recognized immediately in the income statement if the carrying amount of an asset exceeds its recoverable amount. The recoverable value is calculated as the higher of an asset's fair value less costs to sell and its value in use. If the reason for recognizing an impairment loss in prior periods no longer exists, the impairment loss is reversed with income statement effect up to an amount not exceeding the asset's amortized cost. Low value assets (individually costing less than €410) are expensed immediately in the year of acquisition.

Scheduled depreciation is based on the following useful lives:

Useful lives of assets

in years	
Buildings	25 – 50
Lightweight structures	10
Property facilities	10 – 20
Technical equipment, plant and machinery	5 – 10
Operational and office equipment	3 – 15

Depreciation on machines used in multiple-shift operations is increased by means of shift up-lifts to take account of additional usage.

The cost of items of **self-constructed plant and equipment** comprises all costs directly attributable to the production process and an appropriate proportion of production-related overheads, including depreciation and pro rata administrative and social costs. Financing costs are not recognized as a component of acquisition or construction cost.

If substantially all the risks and rewards incidental to ownership of an asset leased by a group entity are transferred to the lessee, the leased asset is capitalized under property, plant and equipment, and an equivalent amount is recognized as a finance lease liability **(finance lease arrangements)**. The amount capitalized at the commencement of the basic lease period is the lower of the leased asset's fair value or the present value of the minimum lease payments. The capitalized leased asset is depreciated over its useful economic life and the lease liability is reduced by the repayment portion of lease installments. If all the risks and rewards incidental to ownership of an asset are not transferred to the lessee, lease payments are recognized as expense as incurred **(operating lease arrangements)**.

5.7. Financial assets

Financial assets are accounted for on the basis of their settlement date, i. e. the date on which the asset is delivered. Financial assets are measured on initial recognition at their fair value.

Subsequent to initial recognition, **'available-for-sale' financial assets** and assets classified under the category **'fair value through profit and loss'** are measured at their fair value. As a general rule, fair value corresponds to the market value of an asset. If there is no market price, the fair value of 'available-for-sale' financial assets and of assets in the category 'fair value through profit and loss' are determined using suitable valuation methods, e.g. discounted cash flow methods, taking into account market data available at the balance sheet date. **Financial investments in equity instruments** for which there is no active market price and whose fair value cannot be reliably determined, are measured at acquisition cost. Changes in the fair value of assets in the category 'fair value through profit and loss' are recognized in the income statement, whereas changes in the fair value of 'available-for-sale' assets are recognized directly in equity (accumulated other equity). Interest rate swaps that do not meet the stringent criteria specified in IAS 39 for hedge accounting are classified and recognized within the category 'fair value through profit and loss'.

Loans extended by the Group which are not held for trading purposes (originated loans and receivables) are carried at amortized cost. In the case of current **receivables**, amortized cost is equivalent to the nominal or repayment amount.

In accordance with IAS 39 (**Financial Instruments: Recognition and Measurement**), regular checks are carried out to assess whether there is any objective evidence that a financial asset or portfolio of assets is impaired. If any such evidence exists, an impairment loss is recognized in the income statement. Gains and losses arising on an 'available-for-sale' financial asset are recognized directly in accumulated other equity until the financial asset is derecognized, or until it is determined that the asset is impaired. In the event of impairment, the cumulative loss previously recognized in equity is recognized in the income statement.

5.8. Investments

The Group's share of profits or losses of joint venture companies accounted for using the equity method are allocated on a pro rata basis to profit/loss and the corresponding carrying amount of the investment. This profit/loss is reported in the income statement separately in the line item "Share of profit/loss of joint venture accounted for using the equity method".

5.8.1. Investments in non-consolidated subsidiaries

Investments in non-consolidated subsidiaries reported as non-current investments are measured at their fair value. If a quoted market price in an active market is not available and if a fair value cannot be reliably measured, investments in non-consolidated subsidiaries are carried at cost.

5.8.2. Investments in associated companies

Investments in associated companies that are not accounted for using the equity method pursuant to IAS 28 are measured at their fair value in accordance with IAS 39. If this value is not available, or if it cannot be reliably measured, investments in associated companies are carried at cost.

5.8.3. Equity investments in joint ventures

Equity investments in joint ventures that are not accounted for using the equity method are measured at their fair value in accordance with IAS 39. They are carried at cost if a quoted market price in an active market cannot be reliably measured.

5.8.4. Other equity investments

Other equity investments are measured at fair value in accordance with IAS 39. If a quoted market price in an active market is not available and if a fair value cannot be reliably measured, the investments are carried at cost.

5.9. Non-current loans receivable

Non-current loans receivable are carried at amortized cost based on their relevant classification as financial assets.

5.10. Inventories

5.10.1. Raw materials and supplies

Raw materials and supplies are measured at the lower of average acquisition cost and net realizable value. Acquisition cost comprises all direct costs of purchasing and other costs incurred bringing the inventories to their present location and condition. Net realizable value is the estimated selling price generated in the ordinary course of business less estimated costs necessary to make the sale (costs to complete and selling costs).

5.10.2. Work in progress

Work in progress is measured at the lower of manufacturing cost and net realizable value. Manufacturing cost comprises all costs directly attributable to the production process as well as an appropriate proportion of production-related overheads, including production-related depreciation, pro rata administrative and social costs.

5.10.3. Borrowing costs of inventories

Borrowing costs are not included in the cost of inventories.

5.11. Receivables and other assets

Receivables and other assets, except for derivative financial instruments, relate to loans and receivables originated by the Group and are measured at amortized cost. Interest-free or low-interest receivables due in more than one year are discounted. Allowances are recognized to cover all identifiable bad debts.

5.12. Derivative financial instruments

Derivative financial instruments are used by group entities for hedging purposes in order to reduce currency and interest rate risks arising from operative business and concomitant financing requirements.

In accordance with IAS 39, all derivative financial instruments, such as interest rate swaps, currency swaps, combined interest rate and currency swaps, and forward foreign currency contracts are measured at their fair value, irrespective of the purpose or intention for which they were acquired. The fair value of financial instruments is determined on the basis of market data and recognized valuation methods. Unrealized changes in fair value of the derivative financial instruments which satisfy the conditions of hedge accounting are recognized either in the income statement or directly in equity (accumulated other equity), depending on whether they are classified as a "fair value hedge" or a "cash flow hedge". In the case of a fair value hedge, the gain or loss from the change in fair value of the derivative financial instrument and from the corresponding underlying transaction is recognized immediately in profit or loss. In the case of changes in the fair value of forward foreign currency contracts used to offset future cash flow risks from existing underlying transactions or forecast transactions (cash flow hedges), the unrecognized gain or loss is initially recognized directly in equity at the value of the hedged transaction, making allowance for deferred taxes, under accumulated other equity. Gains/losses are subsequently recognized in the income statement when the hedged item affects profit or loss. The ineffective portion of a hedging instrument, by contrast, is recognized immediately in the financial result. The portion of the change in fair value not covered by the underlying transaction is recognized immediately in the financial result. If, contrary to standard practice at MTU, it is not possible to employ hedge accounting, changes in the fair value of derivative financial instruments are recognized in the income statement.

The following financial instruments were used during the financial year:

5.12.1. Forward foreign currency contracts

The Group satisfies the conditions for applying hedge accounting to its **forward foreign currency contracts**. The purpose of forward foreign currency contracts is to hedge net positive U.S. dollar cash flows arising from operations. At the end of the year there were hedging contracts with expiration dates up to January 2009 to sell a nominal volume of U.S. $720 million (calculated value at market exchange rate on December 31, 2006: €546.7 million) at futures rates for a total of €567.9 million.

Changes in the fair value of derivative financial instruments amounted to a gain of €30.5 million in 2006 (2005: a loss of €27.2 million). A loss of €1.9 million from effective hedging transactions in the form of forward currency contracts realized in the financial year was removed from accumulated other equity and recognized in revenues. The total amount of the ineffective portion of the fair value of hedging transactions in 2006 was recognized in the financial result as a loss of €0.7 million. As of December 31, 2006, net of deferred taxes, fair value gains on cash flow hedges amounting to €15.5 million (previous year: fair value losses of €15.0 million) were recognized directly in equity (see Consolidated Statement of Changes in Equity).

Risk management and hedging policy

Forecast cash flows, which are primarily hedged by means of forward foreign currency contracts, are anticipated for the following periods and amounts. It can therefore be assumed that these forecast transactions will, to a large degree, be recognized in these periods.

[illegible]

	hedged cash flows in U.S. $ million	
Financial year	**Dec. 31, 2006**	Dec. 31, 2005
2006		380.0
2007	500.0	180.0
2008	210.0	
2009	10.0	
	720.0	560.0

There are no transactions for which hedge accounting had previously been applied but which are no longer expected to occur.

5.12.2. Swap transactions

The conditions for applying hedge accounting are not satisfied in the case of **swap transactions**. Changes in fair values are recognized in the income statement under financial result.

Cross currency swaps
The goal is to protect against fluctuations in exchange rates and interest rates, using U.S. dollar cash flow surpluses. With this financial instrument, fixed euro interest obligations are swapped for fixed U.S. dollar interest obligations. The cross currency swaps were redeemed on December 4, 2006.

Interest rate swaps
The purpose of interest rate swaps is to reduce exposure to interest rate fluctuations. This financial instrument involves swapping variable-rate U.S. dollar interest income for fixed-rate U.S. dollar interest income. At 31 December 2006, the fair value of the interest rate swaps was equal to their nominal value, and so there was no measured change.

5.13. Cash and cash equivalents

Cash and cash equivalents comprise checks, cash in hand, German Federal Reserve Bank (Bundesbank) deposits, bank deposits and short-term securities with an original maturity of three months or less.

5.14. Deferred taxes

Deferred tax assets and liabilities are recognized on all temporary differences between the tax bases of assets and liabilities and their carrying amount in the consolidated balance sheet ("balance sheet liability method"). Deferred tax assets and liabilities are measured on the basis of tax rates applicable on the date when the temporary differences are expected to reverse. Deferred tax assets and liabilities are offset, insofar as the prerequisites defined in IAS 12.74 exist, particularly if the tax creditor and tax debtor is the same person.

5.15. Pension provisions

Pension provisions are accounted for using the projected unit credit method in accordance with IAS 19 (Employee Benefits). This method takes account not only of pension and other vested benefits known at the balance sheet date, but also of estimated future increases in pensions and salaries, applying a conservative assessment of the relevant parameters. Measurement is based on actuarial reports. Actuarial gains and losses are only recognized in profit or loss if they fall outside a range of 10% (target corridor) of the defined benefit obligation. In this case, they are recognized over the average remaining working lives of the employees participating in the relevant plans. The expense attributable to unwinding the interest on pension obligations is included in the financial result in the income statement. All other expenses attributable to pension obligations are recorded in the appropriate income statement line items by function.

5.16. Other provisions

Other provisions are recognized when there is a present obligation to a third party, it is probable that the provision will be utilized and a reliable estimate can be made. For the purposes of measuring provisions involving services to be performed by the Group (e.g. warranties and costs to complete), all cost components included in inventories are taken into account. Non-current provisions due in more than one year are measured on the basis of their settlement amount, discounted to the balance sheet date. Provisions for part-time early retirement working arrangements for elderly people and long-service awards are measured on the basis of actuarial reports prepared in accordance with IAS 19. Non-current provisions due in more than one year are recognized under liabilities at their present value.

5.17. Obligations arising from contingent liabilities

Obligations arising from contingent liabilities assumed and identified in connection with an acquisition are only recognized if it is possible to reliably measure their fair value. After their initial recognition, contingent liabilities are recognized at the higher of the two values: (a) the amount that would have been recognized as a provision, or (b) the initially recognized amount amortized by the actual cash flows. If the provision option is used, the present value of the liability is compounded at the market rate.

5.18. Financial liabilities

Financial liabilities are measured on initial recognition at cost which is equivalent to the fair value of the consideration received. They are thereafter carried at their amortized cost. Derivative financial instruments are measured at their fair value.

5.19. Other explanatory comments

The claims of shareholders to dividend payments are recognized as a liability in the period in which the corresponding resolution is passed.

5.20. Assumptions and estimates

The process of preparing consolidated financial statements in accordance with the requirements of the IASB involves making assumptions and estimates which have an impact on the amount and presentation of reported assets, liabilities, income, expenses and contingent liabilities.

The **assumptions and estimates** relate primarily to the determination of estimated useful lives within the Group, the recognition and measurement of provisions and the recoverability of future tax reductions. Actual amounts may differ from the assumptions and estimates made. Changes are recognized in the income statement as soon as better information becomes available.

MTU Aero Engines Holding AG assesses the value of its goodwill at least once a year (see Note 5.5.). For this purpose, goodwill is allocated to the cash-generating units "Commercial and Military Engine Business (OEM)" and "Commercial Maintenance Business (MRO)". The recoverable amount of the cash-generating units is measured on the basis of their value in use. This requires the use of estimates.

II. Notes to the Consolidated Income Statement

6. Cost of sales

in € million	2006	2005
Cost of materials	-1,521.3	-1,352.2
Personnel expenses	-384.2	-379.6
Depreciation and amortization	-142.9	-154.3
Other cost of sales	-15.1	-8.6
	-2,063.5	-1,894.7

At the balance sheet date, the carrying values of MTU Maintenance Canada Ltd., Canada, and of MTU Aero Engines North America Inc., U.S.A., and the assets of the TP400-D6 program for the A400M military transporter were compared with their recoverable amounts (present value of all future cash flows). Because the recoverable amounts were below the corresponding carrying amounts, it was necessary to account for impairment loss in the income statement for the year. The full amount of the impairment is included in cost of sales (depreciation). In the case of the investment in the "TP400-D6" engine program, the calculated impairment loss was higher than the carrying amount of the asset, making it necessary to additionally accrue a provision under IAS 37 (see Note 26., current provisions).

		2006			2005	
in € million	OEM	MRO	Total	OEM	MRO	Total
The following segments and asset groups have been affected by impairment loss:						
Intangible assets						
– MTU Maintenance Canada Ltd.		0.1	0.1		0.5	0.5
– TP400-D6 engine program	2.4		2.4			
	2.4	0.1	2.5		0.5	0.5
Property, plant and equipment						
– MTU Maintenance Canada Ltd.		0.5	0.5		1.9	1.9
– MTU Aero Engines North America Inc.	3.3		3.3			
	3.3	0.5	3.8		1.9	1.9
	5.7	0.6	6.3		2.4	2.4

7. Research and development expenses

in € million	2006	2005
Cost of materials	-26.3	-33.3
Personnel expenses	-48.6	-44.9
Depreciation and amortization	-5.7	-5.6
	-80.6	-83.8
Utilization of R&D provision	16.1	38.1
Expense	-64.5	-45.7

8. Selling expenses

Selling expenses

in € million	2006	2005
Cost of materials	-9.7	-9.2
Personnel expenses	-46.3	-44.3
Depreciation and amortization	-1.8	-2.3
Other selling expenses	-13.4	-13.6
	-71.2	-69.4

Selling expenses are mainly comprised of expenses for marketing, advertising and sales personnel, and write-downs in relation to trade accounts receivable.

9. General administrative expenses

General administrative expenses

in € million	2006	2005
Cost of materials	-4.6	-4.0
Personnel expenses	-28.2	-32.1
Depreciation and amortization	-1.4	-1.9
Other administrative expenses	-11.2	-8.4
	-45.4	-46.4

10. Other operating income and expenses

Other operating income and expenses

in € million	2006	2005
Income		
Income from the disposal of fixed assets	11.1	0.3
Insurance claims	2.6	2.8
Cost charged on to other companies		0.1
Discontinuation of property transfer tax liability		3.8
Deconsolidation of Atena Engineering GmbH		4.4
Sundry other operating income	2.1	2.1
	15.8	13.5
Expenses		
Losses from the disposal of fixed assets	-0.9	-2.6
Insurance claims	-2.0	-2.2
Customs		-3.0
Sundry other operating expenses	-0.7	-1.0
	-3.6	-8.8
	12.2	4.7

Income from the disposal of fixed assets includes the sale of real estate with a carrying amount of €7.5 million, the proceeds of which amounted to €18.0 million.

Sundry other operating expenses includes public sector grants and assistance totaling €0.2 million (2005: €0.2 million).

11. Financial result

in € million	2006	2005
Income from non-consolidated subsidiaries	0.9	0.2
Income from associated companies	0.3	0.2
Losses from the disposal of investments in associated companies	-0.3	
	0.9	0.4
Net interest expense		
Other interest and similar income*)	**27.4**	29.0
Expenses		
Bank interest	-28.9	-28.9
Loan interest	-13.6	-28.6
Prepayment penalty for early payment of high-yield bond**)		-9.1
Finance leases	-2.8	-2.9
Non-consolidated companies	-0.4	-1.2
Other interest expenses	-1.6	-0.1
	-47.3	-70.8
	-19.9	-41.8
Financial result on other items		
Exchange rate gains/losses on currency holdings	-5.4	12.0
Exchange rate gains/losses on financing transactions	1.0	-9.5
Exchange rate gains/losses on finance leases	2.4	-3.3
Exchange rate gains/losses on interest rate swaps	7.9	-8.7
Expenses/income from forward foreign exchange transactions and options	-0.8	
Interest expense attributable to pension provisions	-18.2	-18.3
Interest expense attributable to the R&D provision	-0.4	-1.8
Interest expense attributable to other personnel provisions	-1.1	-1.6
Expense/income from the disposal of sundry other financial assets		-1.3
Sundry other expenses and income	0.3	-0.8
	-14.3	-33.3
	-33.3	-74.7

*) Primarily interest rate swaps
**) see Note 27.

12. Income taxes

Income taxes

in € million	2006	2005
Current tax expense	-26.5	-122.0
Deferred tax expense	-34.9	96.2
Income taxes reported in the income statement	-61.4	-25.8

Tax reconciliation

Calculation of the effective tax expense in € million	2006	2005
Result before income tax	150.5	58.6
Income tax rate (including municipal trade tax)	40.4%	40.4%
Expected tax expense	-60.8	-23.7
Effects of recognition and measurement adjustments and write-downs on deferred tax assets	-1.6	-4.4
Effects of deconsolidation of group companies		1.8
Effects of non-tax deductible expenses and tax-exempt income	1.4	-1.1
Effects of lower tax rate for companies outside Germany	1.3	
Effects of investments accounted for using the equity method	-0.1	0.9
Other effects	-1.6	0.7
Total tax expense	-61.4	-25.8

Deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the tax amounts carried in the balance sheets of the individual companies and those carried in the consolidated balance sheet, using the liability tax allocation method. On the basis of the Group's good past earnings and its positive earnings forecast, MTU Aero Engines Holding AG is confident that MTU Aero Engines Holding AG and the other Group companies will generate sufficient taxable profit to allow the deferred tax assets to be utilized. At December 31, 2006, all deferred tax assets and liabilities arising from temporary differences were measured on the basis of a total tax rate of 40.4%, applicable in Germany.

In the financial year 2006, German corporate income tax was levied at a rate of 25%, supplemented by a solidarity surcharge amounting to 5.5% of the corporate income tax charge. This produces an effective corporate income tax rate of 26.4%. Municipal trade tax, which is deductible from corporate income tax, amounted to an additional 14%, resulting in a total tax rate of 40.4%.

The actual tax expense is €0.6 million (2005: €2.1 million) above the expected tax expense that would have resulted from application of the tax rate applicable to MTU Aero Engines Holding AG. The tax rate for the Group in the financial year 2006 was thus 40.8% (2005: 44.0%).

Purchase price allocations performed in connection with acquisitions dating from January 1, 2004 resulted in an additional depreciation volume of €67.4 million for the Group in 2006, which lowered earnings but did not affect taxation.

A factor that did contribute to the rise in the total tax rate was the interest on the purchase financing amounting to €13.6 million, which was partially included in the assessment of income tax payments.

Note 29. provides an analysis of the allocation of deferred tax assets and liabilities to individual balance sheet items.

13. Earnings per share

		2006	2005
Net profit	in € million	89.1	32.8
Average weighted number of outstanding shares	number	54,216,897	55,000,000
Basic (undiluted) earnings per share	€	1.64	0.60
Diluted earnings per share	€	1.64	0.60
Basic (undiluted) earnings per share (adjusted)	€	2.25	0.97

The outstanding phantom stock from the two allocated tranches of the matching stock program had a dilutive effect on earnings per share. These potential issues had no nominal effect on earnings per share at the end of the financial year 2006. Explanatory comments on treasury shares and the average weighted number of outstanding shares are provided under Note 24.4. Adjusted basic (undiluted) earnings per share is adjusted to eliminate the one-off effect of the purchase price allocation and the effect of nonrecurring events in the financial year 2006 (sale of real estate, the allocation of provisions for obligations arising from contingent liabilities and from the efficiency-improvement program.

14. Additional information relating to the consolidated balance sheet and to the consolidated income statement

14.1. Reconciliation of EBIT to EBITDA (adjusted)

After adjustments to eliminate the effect of purchase price allocation in connection with the acquisition of the Group companies and exceptional factors that occurred in the financial year 2006, the following intermediate result is obtained:

in € million	2006		2005	
EBIT		183.8		131.2
+ Depreciation/amortization of fixed assets	145.5		161.7	
+ Impairment on value of assets	6.3	151.8	2.4	164.1
EBITDA		335.6		295.3
- Utilization of R&D provision		-16.1		-38.1
+ Restructuring expenses		20.0		2.8
- Allocation to contingent liabilities		-10.8		-21.3
- Gains on sales of land		-10.5		
EBITDA (adjusted)		318.2		238.7

14.2. Financial instruments: Comparison of values

Financial instruments: Comparison of values

in € million	Dec. 31, 2006 Carrying amount	Dec. 31, 2006 Reconciliation	Dec. 31, 2006 Fair value	Dec. 31, 2005 Carrying amount	Dec. 31, 2005 Reconciliation	Dec. 31, 2005 Fair value
Financial assets	716.7		716.7	513.8		513.8
Derivatives	26.4		26.4			
Financial liabilities	1,363.6	19.1	1,382.7	1,173.9		1,173.9
Derivatives				32.9		32.9

The carrying amounts of the financial instruments were reconciled with their respective fair values. Investments in joint ventures, investments in associated companies and other equity investments are measured at fair value (see Notes 5.8.2. and 5.8.4.). Receivables and other assets are measured at fair value after application of valuation allowances and currency translation, as are financial liabilities. Derivative financial instruments are measured at their fair value.

14.3. Personnel expenses

Personnel expenses

in € million	2006	2005
Wages and salaries	425.1	404.6
Social security, pension and other benefit expenses – thereof for pensions: €29.9 million (2005: €31.4 million)	99.7	101.5
	524.8	506.1

The employer's share of social security contributions, which is recorded as an expense, amounted to €69.8 million (2005: €70.1 million).

14.4. Disclosures relating to the average number of employees

	2006	2005
Industrial staff	3,113	3,095
Administrative staff	3,206	3,378
Employees on temporary contracts	228	144
	6,547	6,617
Trainees	270	286
Students on work experience projects	186	167
	7,003	7,070

14.5. Cost of materials

in € million	2006	2005
Cost of raw materials and supplies	800.5	702.2
Cost of purchased services	762.2	696.6
	1,562.7	1,398.8

14.6. Order backlog

MTU's order backlog consists of firm orders which commit the group to delivering products or providing services and out of which arise an obligation on the part of the customer to accept and pay for these products or services. The order backlog determined as follows:

- The order backlog includes all orders placed directly with the group by a customer – the end customer in a commercial engine program or the customers of a consortium for military engines.
- In the case of commercial engines, orders are recorded at list price and do not include any marketing concessions. Concessions are charged to MTU by the lead partner in the consortium and are included in costs of sales.
- In the case of military programs, the customer typically places an order for a fixed number of engines at the time the production agreement is signed. This means that the full value of the contract flows into the order backlog when the contract is signed. This order backlog reduces over an extensive period of time, in line with deliveries.
- Orders for commercial engines, by contrast, are received on a continuous basis, with peaks around the times when a new engine is launched or when an intensive marketing campaign is in progress for a specific engine program. Orders for spare parts for commercial engines are generally fulfilled within a short time of their receipt, and therefore the order backlog does not usually contain a substantial volume of such orders.
- In the case of commercial MRO, the order backlog is made up of orders for work on engines that have actually been delivered to the maintenance shop and where failure analysis has been completed. Not included in the order backlog are anticipated future orders under long-term service agreements, or under "Fly-by-Hour" (FbH) or "Power-by-the-Hour" (PbH) contracts, which are based on an estimate of flying hours during the lifetime of the contract. As a result, the order backlog in the commercial MRO business is relatively low. In addition to the narrowly defined order backlog, MTU shows in its statements the expected value of MRO contracts on engines for which maintenance agreements (FbH and PbH) are in place, and the estimated total volume of orders as the sum of the two items.
- When revenues are recognized from the orders, the order backlog is reduced accordingly.

III. Notes to the Consolidated Balance Sheet

15. Analysis of changes in group fixed assets 2006

Analysis of changes in group fixed assets [illegible] Cost

	Cost					
in € million	Jan. 1, 2006	Translation differences	Additions	Transfers	Disposals/ consolidation entries	Dec. 31, 2006
Program assets	667.1		34.5			701.6
Program-independent technologies	124.7					124.7
Customer relations	66.9	-0.8				66.1
Rights and licenses	62.7	-1.4	2.6	1.8	-1.3	64.4
Goodwill	394.0	-1.5				392.5
Intangible assets	**1,315.4**	**-3.7**	**37.1**	**1.8**	**-1.3**	**1,349.3**
Land, leasehold rights and buildings including buildings on non-owned land	327.7	-1.1	6.2	0.5	-7.5	325.8
Technical equipment, plant and machinery	269.5	-1.9	17.3	12.4	-3.4	293.9
Other equipment, operational and office equipment	152.7	-0.9	27.4	5.9	-3.6	181.5
Advance payments and construction in progress	35.9	-0.2	26.1	-20.6		41.2
Property, plant and equipment	**785.8**	**-4.1**	**77.0**	**-1.8**	**-14.5**	**842.4**
Investments in subsidiaries	0.5				-0.4	0.1
Investments in associated companies	0.4					0.4
Equity investments in joint ventures	13.7				-2.2	11.5
Other equity investments	0.1					0.1
Other loans	0.1					0.1
Financial assets	**14.8**				**-2.6**	**12.2**
Fixed assets	**2,116.0**	**-7.8**	**114.1**		**-18.4**	**2,203.9**

in € million	Jan. 1, 2006	Translation differences	Depreciation Additions	Disposals/ consolidation entries	Dec. 31, 2006	Carrying amount Dec. 31, 2006
Program assets	47.2		28.1		75.3	626.3
Program-independent technologies	24.9		12.5		37.4	87.3
Customer relations	9.9		5.2		15.1	51.0
Rights and licenses	21.6	-0.4	12.0	-1.2	32.0	32.4
Goodwill						392.5
Intangible assets	**103.6**	**-0.4**	**57.8**	**-1.2**	**159.8**	**1,189.5**
Land, leasehold rights and buildings including buildings on non-owned land	20.0	-0.3	10.0		29.7	296.1
Technical equipment, plant and machinery	123.1	-0.7	49.4	-2.8	169.0	124.9
Other equipment, operational and office equipment	73.9	-0.6	33.7	-2.0	105.0	76.5
Advance payments and construction in progress			0.9		0.9	40.3
Property, plant and equipment	**217.0**	**-1.6**	**94.0**	**-4.8**	**304.6**	**537.8**
Investments in subsidiaries						0.1
Investments in associated companies						0.4
Equity investments in joint ventures						11.5
Other equity investments						0.1
Other loans						0.1
Financial assets						**12.2**
Fixed assets	**320.6**	**-2.0**	**151.8**	**-6.0**	**464.4**	**1,739.5**

Analysis of changes in group fixed assets 2005

in € million	Cost						
	Jan. 1,2005	Translation differences	Disposal of Atena	Additions	Transfers	Disposals/ consolidation entries	Dec. 31, 2005
Program assets	667.1						667.1
Program-independent technologies	124.7						124.7
Customer relations	66.9						66.9
Rights and licenses	55.3	1.9	-0.3	5.7	0.5	-0.4	62.7
Goodwill	395.7	0.7	-2.4				394.0
Intangible assets	**1,309.7**	**2.6**	**-2.7**	**5.7**	**0.5**	**-0.4**	**1,315.4**
Land, leasehold rights and buildings including buildings on non-owned land	324.0	0.2		1.2	2.4	-0.1	327.7
Technical equipment, plant and machinery	243.7	1.2		20.1	9.3	-4.8	269.5
Other equipment, operational and office equipment	127.4	0.5	-1.2	24.5	3.6	-2.1	152.7
Advance payments and construction in progress	17.4	0.1		34.2	-15.8		35.9
Property, plant and equipment	**712.5**	**2.0**	**-1.2**	**80.0**	**-0.5**	**-7.0**	**785.8**
Investments in subsidiaries	0.6		-0.1	0.1		-0.1	0.5
Investments in associated companies	0.4						0.4
Equity investments in joint ventures	11.4			2.3			13.7
Other equity investments	0.1						0.1
Loans to:							
Joint ventures				0.2		-0.2	
Other equity investments	1.3					-1.3	
Other loans	0.1						0.1
Financial assets	**13.9**		**-0.1**	**2.6**		**-1.6**	**14.8**
Fixed assets	**2,036.1**	**4.6**	**-4.0**	**88.3**		**-9.0**	**2,116.0**

in € million	Depreciation Jan. 1, 2005	Translation differences	Disposal of Atena	Additions	Disposals/ consolidation entries	Dec. 31, 2005	Carrying amount Dec. 31, 2005
Program assets	21.9			25.3		47.2	619.9
Program-independent technologies	12.5			12.4		24.9	99.8
Customer relations	4.7			5.2		9.9	57.0
Rights and licenses	9.8	0.4	-0.1	11.8	-0.3	21.6	41.1
Goodwill							394.0
Intangible assets	**48.9**	**0.4**	**-0.1**	**54.7**	**-0.3**	**103.6**	**1,211.8**
Land, leasehold rights and buildings including buildings on non-owned land	10.1	0.1		9.8		20.0	307.7
Technical equipment, plant and machinery	60.9	0.3		64.3	-2.4	123.1	146.4
Other equipment, operational and office equipment	40.4	0.2	-0.4	35.3	-1.6	73.9	78.8
Advance payments and construction in progress							35.9
Property, plant and equipment	**111.4**	**0.6**	**-0.4**	**109.4**	**-4.0**	**217.0**	**568.8**
Investments in subsidiaries							0.5
Investments in associated companies							0.4
Equity investments in joint ventures							13.7
Other equity investments							0.1
Loans to:							
Joint ventures							
Other equity investments							
Other loans							0.1
Financial assets							**14.8**
Fixed assets	**160.3**	**1.0**	**-0.5**	**164.1**	**-4.3**	**320.6**	**1,795.4**

16. Intangible assets

Intangible assets mainly comprise program assets capitalized by purchase price allocation (PPA), program-independent technologies and software (the latter mostly for engineering applications), and acquired goodwill.

Goodwill represents the amount by which the cost of the acquired entity exceeded the Group's share of the fair value of its net assets at the time of acquisition. The goodwill is allocated to the segments for the purpose of the impairment test.

The segments were tested for impairment in 2006. There were no indications of any impairment. Detailed explanatory comments on the measurement of the amounts used in the impairment test are given under Note 30.

The main additions to intangible assets were the 3.5% stake in the military program for the F414 engine to be deployed by the U.S. Navy's F/A-18 Super Hornet twin-jet fighter, and software (Teamcenter, SAP MRO) totaling €37.1 million (Dec. 31, 2005: €5.7 million).

Changes in intangible assets are analyzed alongside changes in group fixed assets in the chart under Note 15.

17. Property, plant and equipment

Major additions to property, plant and equipment in 2006 were: the purchase of test equipment and machine tools at €16.2 million, special tools and equipment for the processing of components for engine programs at €15.0 million, data-processing hardware at €7.3 million; a formerly leased multistory car park at €5.9 million, refurbishment work on the GP7000 engine test rig at €2.1 million, a co-generating power station at €1.8 million, and numerous other smaller construction costs.

Land and buildings leased by MTU Maintenance Hannover from Silkan Gewerbepark Nord Hannover-Langenhagen GmbH & Co. KG, Munich (partly owned by the LHI leasing company), have been capitalized because an attractive purchase option has been granted to the company at the end of the leasing period. The Group also holds lease agreements on seven aircraft engines which are accounted for as assets. For these assets, the company is required to make an additional payment at the end of the leasing period if the proceeds from disposal of the lease assets falls below the carrying value. The liabilities of all lease assets are recognized at their present value and amortized on a yearly basis.

The minimum lease payments due under the respective lease agreements are accounted as follows:

Minimum lease payments for finance lease liabilities

in € million	Dec. 31, 2006	Dec. 31, 2005
Total future minimum lease payments		
due within one year	2.6	5.8
due between one and five years	26.3	32.9
due later than five years	31.1	34.5
	60.0	73.2
Interest portion of future minimum lease payments		
due within one year	0.1	3.2
due between one and five years	3.0	10.7
due later than five years	8.4	6.1
	11.5	20.0
Present value of future minimum lease payments		
due within one year	2.5	2.6
due between one and five years	23.3	22.2
due later than five years	22.7	28.4
	48.5	53.2

The following carrying amounts resulted from the capitalized assets under finance lease agreements at the balance sheet date.

in € million	Carrying amount Dec. 31, 2006	Carrying amount Dec. 31, 2005
Land and buildings	27.7	28.6
Technical equipment and machines	14.1	17.0
	41.8	45.6

A more detailed breakdown of the property, plant, and equipment items stated in the balance sheet and the corresponding changes in 2006 can be found in the analysis of changes in group fixed assets (Note 15.).

18. Financial assets

in € million	Dec. 31, 2006	Dec. 31, 2005
Joint ventures accounted for using the equity method	7.2	9.4
Joint ventures accounted for at cost	4.3	4.3
Other equity investments accounted for at cost	0.7	1.1
	12.2	14.8

The joint venture accounted for using the equity method is Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde. The joint ventures and other equity investments accounted for at cost mainly comprise non-significant investments in non-consolidated subsidiaries, non-consolidated equity investments in associated companies, and other non-consolidated equity investments in joint ventures. Non-consolidated subsidiaries are not significant to the Group as a whole.

The Group's investments in joint ventures and associated companies are summarized below:

Investments in joint ventures and associated companies

in € million	Joint ventures 2006[1]	Associated companies 2006[2]	Joint ventures 2005[3]	Associated companies 2005[4]
Disclosures relating to the income statement				
Income	182.8	997.6	156.3	994.4
Expenses	-182.3	-996.5	-155.0	-993.6
	0.5	**1.1**	1.3	0.8
Disclosures relating to the balance sheet				
Non-current assets	13.5	1.8	12.6	1.9
Current assets	37.4	159.9	66.6	211.7
	50.9	**161.7**	79.2	213.6
Equity	**12.7**	**2.4**	9.1	2.2
Non-current debt	3.1	1.3	6.2	1.2
Current debt	35.1	158.0	63.9	210.2
	50.9	**161.7**	79.2	213.6

1) The disclosures for the joint ventures Ceramic Coating Center S.A.S and Airfoil Services Sdn. Bhd. relate to 2005, as the actuals for 2006 are not yet available.
2) Data for 2005 financial year, as the actuals for 2006 are not yet available.
3) The disclosures for the joint ventures Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ceramic Coating Center S.A.S. and Airfoil Services Sdn. Bhd. relate to 2004, as the actuals for 2005 are not yet available.
4) Data for 2004 financial year, as the actuals for 2005 are not yet available.

19. Inventories

Inventories

in € million	Dec. 31, 2006	Dec. 31, 2005
Raw materials and supplies	230.2	238.8
Work in progress	295.3	282.1
Advance payments	3.5	8.0
	529.0	528.9

Inventories are recognized at the lower of cost or net realizable value. The cost of work in progress comprises the cost of raw materials and supplies, direct personnel expenses, other direct costs, and overheads related to production (in the ordinary course of operations). Costs of purchase or production do not include any borrowing costs. Costs of purchase are net of trade discounts and concessions.

20. Receivables and other assets

in € million	Dec. 31, 2006 Current Due within one year	Dec. 31, 2006 Non-current Due in more than one year	Dec. 31, 2006 Total	Dec. 31, 2005 Current Due within one year	Dec. 31, 2005 Non-current Due in more than one year	Dec. 31, 2005 Total
Trade receivables	345.1		345.1	288.7		288.7
Accounts receivable attributable to production and maintenance orders (PoC)	266.0		266.0	148.5		148.5
	611.1		**611.1**	437.2		437.2

In 2006, contract revenue totaling €116.8 million (2005: €58.3 million) was generated by production and maintenance orders. Costs to be offset against this contract revenue amounted to €101.3 million (2005: €58.3 million), resulting in a profit of €15.5 million (2005: €0,0 million).

Accounts receivable from related companies are disclosed under 'Other assets'.

in € million	Dec. 31, 2006 Current Due within one year	Dec. 31, 2006 Non-current Due in more than one year	Dec. 31, 2006 Total	Dec. 31, 2005 Current Due within one year	Dec. 31, 2005 Non-current Due in more than one year	Dec. 31, 2005 Total
Accounts receivable from related companies						
Associated companies	51.1		51.1	26.3		26.3
Joint ventures	3.8		3.8	0.4		0.4
Tax refund claims						
Income taxes	12.5		12.5	5.4		5.4
Other taxes	12.0		12.0	12.6		12.6
Receivable from employees	1.3		1.3	1.0		1.0
Receivable from suppliers	4.6		4.6	12.1		12.1
Market value of derivatives						
Forward foreign exchange transactions	18.7	7.5	26.2			
Interest rate swaps		0.2	0.2			
Other assets	4.0	4.1	8.1	2.4	1.5	3.9
	108.0	**11.8**	**119.8**	60.2	1.5	61.7

Accounts receivable from companies in which the Group has an equity investment are disclosed in greater detail under "Relationships with related companies and persons", which shows the outstanding balance after accounts receivable have been netted against liabilities towards the respective company.

21. Cash and cash equivalents

The cash and cash equivalents of €102.2 million (Dec. 31, 2005: €22.0 million) comprise checks, cash in hand, German Federal Reserve Bank (Bundesbank) deposits, bank deposits and short-term securities with an original maturity of three months or less. At the balance sheet date, this item also included foreign currency holdings translated as €129.8 million and the temporarily over-drawn balance of one checking account.

22. Deferred taxes

Please see Note 29. concerning income tax assets and liabilities.

23. Prepayments

The prepayments of €9.2 million (Dec. 31, 2005: €5.3 million) consist primarily of prepayments for insurance premiums and rents.

24. Equity

Changes in the Group's equity are set out in the Consolidated Statement of Changes in Equity.

24.1. Authorized capital

By resolution of the Annual General Meeting on May 30, 2005, the Board of Management is authorized until May 29, 2010 to increase the Company's capital stock, with the prior approval of the Supervisory Board, by up to €5.5 million by issuing, either in a single step or in several steps, new registered shares in return for cash contributions, whereby the subscription rights of existing shareholders may be excluded (Authorized Capital I).

By resolution of the Annual General Meeting on May 30, 2005, the Board of Management is also authorized until May 29, 2010 to increase the company's capital stock, with the prior approval of the Supervisory Board by up to €19,25 million, by issuing, either in a single step or in several steps, new registered shares in return for cash and/or non-cash contributions, whereby the subscription rights of existing shareholders may be excluded (Authorized Capital II). The Board of Management has been authorized until May 29, 2010 to issue, with the prior approval of the Supervisory Board, registered or bearer convertible bonds, certificates of beneficial interest or income bonds, with or without maturity date, either in a single step or in several steps, with a total nominal value of €750 million and to grant the owners or creditors of convertible bonds and/or bonds with warrants the right or option to convert them into registered shares of the Company representing a share of equity of up to €29.25 million under the conditions established for the issue of convertible bonds or bonds with warrants.

Use was made of this authorization on January 23, 2007 to issue a convertible bond with a total volume of €180 million divided into 1,800 partial bonds each with a par value of €100,000 (see Note 41.1.).

24.2. Authorized but unissued capital

By resolution of the Annual General Meeting on May 30, 2005, authorized but unissued capital of €19.25 million was established. The purpose of this authorized but unissued capital is to issue shares to parties holding rights to convertible bonds or bonds with warrants – including bonds not yet issued.

24.3. Capital reserves

Capital reserves include premiums arising from the issue of shares and the fair values recorded for the matching stock program.

Matching stock program (MSP)
To strengthen the motivation to meet business targets, the Group has set up an incentive and risk-sharing instrument allowing management-level employees to participate in its share capital as part of a matching stock program, which authorizes the subscription of "phantom stocks". On the date of subscription to the MSP, participants must have an existing employment relationship with MTU Aero Engines Holding AG or a German company in the MTU Group.

Five tranches of MTU phantom stock are allocated by the Group to the participants on June 6 of each year, from 2005 to 2009. Each tranche of allocated phantom stock is subject to a vesting period of two years and can be converted to taxable compensation upon achievement of average exercise thresholds. This compensation must be used to purchase shares in MTU Aero Engines Holding AG. The shares are purchased at the market price. They must be held for two years after the exercise date.

The fair value of the phantom stock is carried as an expense on a pro rata basis and simultaneously recorded in equity (capital reserves) up to their maturity (strike date). The total expense which is to be recorded over the period to the strike date is calculated from the fair value of the granted shares of phantom stock.

Changes in valuations for non-market-related exercise thresholds (such as significant fluctuation in personnel) are considered in the assumptions relating to the expected number of exercisable shares of phantom stock. In the event that there is little deviation between the exercise conditions assumed at the start of the program and those existing at the end of a financial year, these conditions will be adjusted so that the fair value is based on the number of ultimately exercisable equity instruments. Changes in market conditions such as variations in share price performance and price volatility, on the other hand, do not lead to a different fair value.

On each balance sheet date, the company reviews the estimate of the number of shares of phantom stock through to the end of the respective exercise period for an allocated tranche for which it is likely that these could be exercised. The impact of any changes to original estimates that may have to be taken into account are taken into account in the income statement and via a corresponding adjustment to equity for the remaining period until they become non-forfeitable. No more changes to valuation are made after the strike date. No changes in valuation were made up to December 31, 2006.

Each MSP share acquired from the program authorizes the holder to subscribe for six phantom stocks per tranche. There are a total of five tranches as part of the MSP. As a rule, MSP shares are not subject to any restraints on disposal. MSP shares authorize the holder to participate in dividends and subscription rights.

The exercise threshold has been reached if the strike price of the allocated options (phantom stocks) corresponds to the average, non-weighted closing price of the shares in XETRA trading over the last 60 stock market days on the Frankfurt Stock Exchange prior to the phantom stocks being exercised, and is above the average non-weighted closing price of the shares in XETRA trading over the last 60 stock market days prior to the allocation of the phantom stock plus a basic premium of 10%. The allocation of phantom stock is tied to the condition that the subscriber is an employee of the company.

The second tranche of the matching stock program was allocated to the subscribers, as planned on June 6, 2006. At December 31, 2006 a total of 456,444 shares of phantom stock were in existence out of the first two allocated tranches. The first tranche, granted on June 6, 2005 becomes exercisable on June 6, 2007 – on condition that the exercise conditions are met.

The average fair value of a share of phantom stock is and remains €2.32 and is calculated for the duration of the program using the Black-Scholes pricing method. Of this stock, €1.2 million (2005: €0.7 million) was recognized in the 2006 income statement. Equity increased by the same amount (see Consolidated Statement of Changes in Equity).

The calculations are based on the following assumptions:

	2006	2005
Stock price change p.a.	**6.5%**	6.5%
Expected volatility	**20%**	20%
Duration of each tranche	**2 years**	2 years
Risk-free interest rate per tranche	**2.1% – 3.4%**	2.1% – 3.4%
Fluctuation rate	**4.0%**	4.0%

The expected volatility is determined from the average volatility of shares in seven listed (peer-group) companies with similar business models. Dividend payments were not however taken into account when determining the fair value of the shares of phantom stock.

Status of outstanding and granted phantom stock at the expected average exercise price at the balance sheet date:

	Dec. 31, 2006		Dec. 31, 2005	
	Phantom stocks in number	**Profit share per phantom stock in €*)**	Phantom stocks in number	Profit share per phantom stock in €*)
At the start of the year				
– Phantom stocks outstanding	2,180,130			
During the year				
– Phantom stocks granted	150,216		2,180,130	
– Phantom stocks forfeited	-235,656			
– Phantom stocks exercised				
– Phantom stocks lapsed				
At the end of the year				
– Phantom stocks outstanding	**2,094,690**	**2.32**	2,180,130	2.32

*) Relates to the expected average fair value of the tranches 3 to 5 still to be exercised during the years from 2007 to 2009; an exercise price does not exist for the employee share program. The base price and the exercise price are determined on the basis of the average closing stock price 60 trading days before allotment or exercise.

The exercise price of the outstanding phantom stock, per share of phantom stock, is €23.22 for the first tranche, which becomes exercisable on June 6, 2007 and €30.56 for the second tranche which becomes exercisable on June 6, 2008. The weighted average remaining duration of contracts under the matching stock program is 2.5 years.

24.4. Revenue reserves

Revenue reserves comprise the post-acquisition and non-distributed earnings of consolidated group companies. Revenue reserves increased during the year by 150.5% to €81.4 million. They were increased in 2006 by the amount of the net profit for the year of €89.1 million and were reduced by the payment of the dividend for 2005 amounting to €40.2 million. A proposal will be made to the Annual General Meeting for the distribution of the unappropriated profit for 2006 amounting to €43.8 million.

Treasury shares

At the Annual General Meeting of MTU Aero Engines Holding AG on May 12, 2006, the shareholders authorized the Board of Management to acquire treasury shares via the stock exchange, up to a maximum of 10% of the Company's share capital in place at the date of the resolution and to withdraw these shares for circulation without any further resolution by the Annual General Meeting. The buy-back authorization remains valid until November 11, 2007.

In conjunction with this authorization, the Board of Management of MTU Aero Engines Holding AG decided to buy back shares via the stock exchange. By December 31, 2006, a total of 1,650,883 shares (i.e. 3% of the Company's share capital) had been acquired at an average price of €25.86. The total cost of the buy-back (€42.7 million) has been recognized directly in equity on the line "Treasury shares". This measure was taken to strengthen the Group's capital structure as well as to issue shares in conjunction with the Matching Stock Program (Note 24.3.).

As a result of the share buy-back, the average weighted number of shares in circulation in 2006 was 54,216,897. At December 31, 2006, a total of 53,349,117 MTU Aero Engines Holding AG shares, each with a par-value of €1, were in issue.

Calculation of the average weighted number of outstanding shares

in Number	Balance at beginning of month	Purchased	Balance at end of month
January	55,000,000		55,000,000
February	55,000,000		55,000,000
March	55,000,000		55,000,000
April	55,000,000		55,000,000
May	55,000,000	-170,130	54,829,870
June	54,829,870	-570,463	54,259,407
July	54,259,407	-238,916	54,020,491
August	54,020,491	-270,496	53,749,995
September	53,749,995	-235,110	53,514,885
October	53,514,885		53,514,885
November	53,514,885	-150,768	53,364,117
December	53,364,117	-15,000	53,349,117
Purchased/weighted average		-1,650,883	54,216,897

Accumulated other equity
Accumulated other equity contains adjustments arising from the currency translation of the financial statements of foreign subsidiaries and effects arising from the measurement of financial instruments which have been recognized directly in equity. Deferred tax liabilities amounting to € 10.4 million were recognized directly in equity in 2006 (Dec. 31, 2005: deferred tax assets of € 10.2 million) under accumulated other equity.

25. Pension provisions (current and non-current)

Pension provisions are established for obligations arising from vested interests and current benefits paid to entitled active and former employees of the MTU Aero Engines Holding AG Group and their surviving dependants. Depending on the legal, financial, and tax circumstances of the particular country, there are various systems of retirement pension plans which, in general, are based on the length of service and salary of the employees.

A distinction is made between defined contribution plans and defined benefit plans. In the case of defined contribution plans, the company has no further obligations.

In the case of defined benefit plans, the company has an obligation to fulfill the commitments made to active and former employees. These benefits are principally reserved for as provisions in the consolidated financial statements. In Germany, the majority of the allocations to pension provisions concern MTU Aero Engines GmbH, Munich, MTU Maintenance Hannover GmbH, Langenhagen, and MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde. These commitments are reserved for by way of allocations to provisions. There are also benefits financed by employees (retirement and benefit capital as well as pension capital accumulation accounts).

The estimated pension obligation (defined benefit obligation) has been calculated using actuarial methods based on a number of assumptions. IAS 19 is used for valuation purposes. Apart from life expectancy assumptions, the following assumptions were made:

	Dec. 31, 2006	Dec. 31, 2005
Discount rate	**4.50%**	4.25%
Future salary increases	**2.50%**	2.50%
Future pension increases	**1.75%**	1.75%

Future salary increases makes provision for expected future salary increases, which are estimated annually on the basis of several factors, including inflation and length of service with the company.

Actuarial gains and losses may arise from the measurement of benefit obligations, due to such factors as changes in the parameters used for calculation or modified estimates of the risk associated with future pension obligations. Accrued actuarial gains and losses not exceeding 10% of the present value of the obligations are not recognized.

Actuarial losses that lie outside the specified 10% 'corridor' of the defined benefit obligation are spread over the average remaining working life of the staff from the following year onward. At December 31, 2006 there were accrued actuarial losses of €52.8 million (Dec. 31, 2005: €64.3 million).

The yields of the highest-rated fixed-interest industry bonds started to rise again towards the end of the financial year 2006. For this reason, a discount of 4.5% (Dec. 31, 2005: 4.25%) was applied to the provisions relating to pension benefits, long-service awards and part-time early retirement working arrangements.

Application of the calculation methods specified in IAS 19 results in the following year-end status of the defined benefit obligations for pensions:

in € million	Dec. 31, 2006	Dec. 31, 2005
Projected benefit obligations of benefit commitments (defined benefit obligations)	447.7	442.1
Adjustments for actuarial gains (+) and losses (-)	-52.8	-64.3
Carrying amount at December, 31	**394.9**	377.8

From this, the change in the carrying amounts of pension provisions can be derived as follows:

Change in carrying amounts

in € million	Dec. 31, 2006	Dec. 31, 2005
Carrying amount at January 1	377.8	358.9
Translation differences	-0.2	
Disposal of Atena Engineering GmbH		-0.5
Expense from pension obligations	33.6	33.4
Pension payments	-16.3	-14.0
Carrying amount at December 31	**394.9**	377.8
thereof due within one year (current)	17.8	15.3
thereof due in more than one year (non-current)	377.1	362.5
	394.9	377.8

Allocations to pension obligations amounting to €33.6 million (2005: €33.4 million) arose under the MTU Group's defined benefit pension plans; they comprise the following components:

Expense from pension obligations

in € million	2006	2005
Current service cost	10.5	13.1
Past service cost	1.2	
Expense from reversing the discounting of pension obligations	18.2	18.3
	29.9	31.4
Additions to pension obligations from voluntary deferred compensation	3.7	2.0
	33.6	33.4

The expenses attributable to the discounting of pension provisions are recognized in the income statement, whereas expenses attributable to pension provisions accrued in the current year are included in the net periodic pension costs.

26. Other provisions (current and non-current)

The main categories of **other provisions** are:

in € million	Dec. 31, 2006 Current Due within one year	Dec. 31, 2006 Non-current Due in more than one year	Dec. 31, 2006 Total	Dec. 31, 2005 Current Due within one year	Dec. 31, 2005 Non-current Due in more than one year	Dec. 31, 2005 Total
Tax obligations	2.0		2.0	41.3		41.3
Personnel and social obligations	56.9	10.5	67.4	56.7	12.4	69.1
Pending losses on onerous contracts and warranty obligations	36.6	13.9	50.5	11.0	18.9	29.9
Other obligations	127.7	236.6	364.3	99.8	247.4	347.2
	223.2	**261.0**	**484.2**	208.8	278.7	487.5

The change in the balance of **current provisions** is as follows:

in € million	Balance Jan. 1, 2006	Translation differences	Utilized	Reversed	Allocated	Balance Dec. 31, 2006
Tax obligations	41.3		-41.2		1.9	2.0
Personnel and social obligations	56.7	-0.1	-38.7	-0.4	39.4	56.9
Pending losses on onerous contracts and warranty obligations	11.0	-0.3	-2.7		28.6	36.6
Other obligations	99.8	-0.2	-46.8	-1.3	76.2	127.7
	208.8	-0.6	-129.4	-1.7	146.1	**223.2**

in € million	Balance Jan. 1, 2005	Translation differences	Disposal of Atena	Utilized	Reversed	Allocated	Trans-ferred	Balance Dec. 31, 2005
Tax obligations	9,7			-8.9	-0.5	41.0		41.3
Personnel and social obligations	48.7	0.2	-2.6	-33.4	-1.6	45.4		56.7
Pending losses on onerous contracts and warranty obligations	10.9	0.4	-0.5	-3.1		3.3		11.0
Other obligations	87.9	0.1	-0.5	-63.3	-1.1	56.5	20.2	99.8
	157.2	0.7	-3.6	-108.7	-3.2	146.2	20.2	208.8

Provisions of €2.4 million (Dec. 31, 2005: €3.8 million) for part-time early retirement working arrangements and nonrecurring payments of €33.4 million (Dec. 31, 2005: €34.4 million) are included in the personnel and social obligations. Provisions for pending losses on onerous contracts and warranty obligations include allocations from the TP400-D6 engine program for the Airbus A400M military transporter amounting to €24.4 million (Dec. 31, 2005: €0,0 million).

Other obligations largely comprise €41.2 million (Dec. 31, 2005: €48.3 million) in provisions for follow-up costs, primarily in connection with the EJ200 program, and losses arising from settlement of accounts amounting to €63.4 million (Dec. 31, 2005: €27.9 million). The R&D provision for the GP7000 program has now been fully utilized. The Group is of the opinion that there is sufficient probability that the accrued provisions will actually be utilized.

The change in the balance of **non-current provisions** is as follows:

Non-current provisions 2006

in € million	Balance Jan. 1, 2006	Utilized	Reversed	Allocated	Transferred	Balance Dec. 31, 2006
Personnel and social obligations	12.4	-2.6		0.7		10.5
Pending losses on onerous contracts and warranty obligations	18.9	-5.4		0.4		13.9
Other obligations						
Obligations from contingent liabilities	247.4	-10.8				236.6
	278.7	-18.8		1.1		**261.0**

Contingent liabilities are measured in accordance with IFRS 3.48 (b), taking cash inflows and outflows into account (see Note 5.17.). As in the past, obligations arising from contingent liabilities are measured on the basis of a life of between 9 and 15 years. Provisions for pending losses on onerous contracts relate to risks concerning the order backlog of the commercial MRO segment.

Non-current provisions 2005

in € million	Balance Jan. 1, 2005	Utilized	Reversed	Allocated	Transferred	Balance Dec. 31, 2005
Personnel and social obligations	15.5	-3.0	-0.5	0.4		12.4
Pending losses on onerous contracts and warranty obligations	20.3	-1.7		0.3		18.9
Other obligations						
Obligations from contingent liabilities	268.7	-21.3				247.4
Other provisions	20.9				-20.9	
	325.4	-26.0	-0.5	0.7	-20.9	278.7

27. Financial liabilities (current and non-current)

All interest-bearing obligations of MTU Aero Engines Holding AG existing at the balance sheet date are recognized under financial liabilities. They consist of the following components:

in € million	Current Due within one year	Non-current Due in more than one and less than five years	Due in more than five years	Total Dec. 31, 2006
Bonds				
High-yield bond			165.0	165.0
Interest liability high-yield bond	3.4			3.4
Liabilities to banks				
Revolving Credit Facility	75.6			75.6
Other liabilities to banks	7.6	25.8		33.4
Liabilities to related companies	0.1			0.1
Other financial liabilities				
Finance lease liabilities	2.5	23.3	22.7	48.5
Loan from the province of British Columbia to MTU Maintenance Canada		12.8		12.8
	89.2	**61.9**	**187.7**	**338.8**

The currency used to measure group financial liabilities is the euro. This largely relates to loan agreements, bond issues, and the revolving credit facility.

The high-yield bond has a fixed interest rate of 8.25% p.a. and is thus not exposed to the risk of interest rate fluctuations. Nevertheless, it is exposed to market risk as the result of fluctuations in stock market prices.

The Group has access to overdraft facilities amounting to €250 million, based on agreements that run to March 24, 2010. These include a line of credit for €130.0 million with a banking consortium. Bilateral credit arrangements (ancillary facilities) have been agreed with three banks for the remaining €120.0 million. At December 31, 2006, €75.6 million (Dec. 31, 2005: €17.0 million) of the €250 million overdraft facility was being utilized in the form of checking account overdrafts. A further €20.6 million (Dec. 31, 2005: €22.3 million) had been drawn as bank guarantees to the benefit of third parties. The effective take-up of credit under the revolving credit facility is subject to interest charged at a variable daily rate tied to market interest rates.

Financial liabilities 2005

	Current	Non-current		Total
	Due within one year	Due in more than one and less than five years	Due in more than five years	Dec. 31, 2005
in € million				
Bonds				
High-yield bond			165.0	165.0
Interest liability high-yield bond	3.4			3.4
Liabilities to banks				
Revolving Credit Facility	17.0			17.0
Other liabilities to banks	7.0		33.5	40.5
Liabilities to related companies	0.3			0.3
Other financial liabilities				
Finance lease liabilities	2.6	22.2	28.4	53.2
Loan from the province of British Columbia to MTU Maintenance Canada		14.2		14.2
	30.3	36.4	226.9	293.6

28. Other liabilities (current and non-current)

Other liabilities are broken down into the following categories:

in € million	Current Due within one year	Non-current Due in more than one and less than five years	Due in more than five years	Total Dec. 31, 2006
Advance payments from customers	255.9	281.8		537.7
Liabilities to related companies				
Non-consolidated subsidiaries	3.9			3.9
Associated companies, joint ventures and other investments	57.8			57.8
Taxes payable	16.5			16.5
Social security	2.6			2.6
Employees	57.9	4.5		62.4
Sundry other liabilities	16.2	8.5	2.4	27.1
	410.8	294.8	2.4	708.0

Liabilities towards employees are composed of paid vacation, flexitime credits, obligations arising from part-time early retirement working arrangements, and contractual agreements with employees under the 'Impact06' cost-reduction and efficiency-improvement scheme amounting to €20 million. The aim of 'Impact06' is to uphold and sustainably develop MTU's competitive status by reducing indirect costs at all levels of enterprise, by increasing efficiency and outsourcing certain activities.

Direct personnel expenses are also being reduced by introducing optimized work-time and shift-working models, and purchasing costs are being reduced through improved contract design and price negotiations. A further planned effect of 'Impact06' will be the cutback of 250 – 300 jobs in Germany, in areas only indirectly related to core business activities, by the end of 2007.

in € million	Current Due within one year	Non-current Due in more than one and less than five years	Due in more than five years	Total Dec. 31, 2005
Advance payments from customers	317.3	113.7		431.0
Liabilities to related companies				
Non-consolidated subsidiaries	4.9			4.9
Associated companies, joint ventures and other investments	54.9			54.9
Taxes payable	5.4			5.4
Social security	10.9			10.9
Employees	43.2	7.1		50.3
Market value of derivative financial instruments				
Forward currency exchange contracts/Interest rate swaps	19.5	13.6		33.1
Sundry other liabilities	14.3	7.2	2.6	24.1
	470.4	141.6	2.6	614.6

29. Income tax liabilities

Income tax liabilities 2006

in € million	Due in more than one year	Total Dec. 31, 2006
Deferred tax liabilities	307.2	307.2
	307.2	307.2

Income tax liabilities 2005

in € million	Due in more than one year	Total Dec. 31, 2005
Deferred tax liabilities	250.6	250.6
	250.6	250.6

Analysis of deferred taxes

in € million	Deferred tax assets		Deferred tax liabilities	
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
Intangible assets	0.6	0.4	305.7	312.8
Property, plant and equipment	4.8	4.1	124.8	134.4
Financial assets	1.2	1.0		
Inventories	0.8	3.2	28.9	22.4
Receivables and other assets	2.6	1.1	17.6	8.7
Provisions	166.5	194.3	0.9	0.9
Special tax reserves			5.3	
Forward foreign exchange contracts		10.2	10.4	
Liabilities	16.1	19.5	0.2	1.8
Losses carried forward	17.7	19.5		
Valuation allowance*)	-22.3	-22.7		
Offsett of assets and liabilities	-186.6	-230.4	-186.6	-230.4
	1.4	0.2	307.2	250.6

*) Concerns primarily MTU Maintenance Canada Ltd., Canada and MTU Aero Engines North America Inc., U.S.A.

Tax claims and liabilities with regard to the same fiscal authorities are offset against one another. See Note 12. for details on related current and deferred tax expenses and on the reconciliation of expected and effective tax expenses.

IV. Other disclosures

30. Measurement of the recoverable amount of reporting segments to which goodwill has been attributed

Cash flow forecasts for engine programs are used to calculate their value in use (i.e. the present value of future cash flow surpluses). These are drawn up, in the first instance, for a period of 5 years. In the light of the long-term business model, a so-called "perpetual annuity return", incorporating an annual growth factor of 1%, is then taken into account in the cash flow forecasts by applying it to the final year of the forecast. The sustainable forecasting assumptions used are based on past experience and longstanding cooperation arrangements in place with risk- and revenue-sharing partners.

In accordance with the accounting policies stated above, the Group investigates annually whether goodwill is impaired. The carrying amount of the market segment is compared with the present value of future cash flow surpluses (recoverable amount), discounted using current market interest rates.

The calculations were made on the basis of the following assumptions:

- the computation of future cash flows (cash inflows and outflows excluding financing activities and taxes);
- various assumptions regarding potential changes in forecast cash flows (both in terms of amount and timing);
- the computation of the weighted cost of capital (pre-tax WACC) amounting to
  - 14.4% for Commercial and Military Engine Business and
  - 13.6% for Commercial Maintenance Business.

The detailed forecasting period for the projected EBIT and cash flow figures covers a five-year period from 2006 to 2010 for which detailed operating forecasts were available. For the period therefore, for which the perpetual annuity return is used, the amounts to be discounted were determined on the basis of sustainable cash flows and a sustainable reinvestment ratio.

The calculations present no indications at this time which could lead us to the conclusion that the amounts carried for "Commercial and Military Engine Business" and for "Commercial Maintenance Business" may exceed the recoverable amount for the respective market segment.

31. Sensitivity analysis

The Group makes estimates and assumptions relating to the future. The main estimates and assumptions involving a significant risk in the form of a possible major adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed in the following sections.

Sensitivity factors:

Based on the forecasting assumptions and measurement principles described in Note 30. and applying an assumed average and weighted cost of capital (pre-tax WACC) of approximately 14% to the cash flow surpluses forecast by management, there is still no indication that goodwill attributed to either of the reporting segments is impaired.

Even the effect of a long-term reduction in EBIT (earnings before interest and tax), or a reduction of up to 29% in cash flows before interest and tax on earnings forecast by management, would not result in any necessity for impairment of goodwill.

Income taxes

The Group is required to pay income taxes in a number of countries. It is therefore necessary to make significant assumptions when measuring group tax provisions worldwide.

The Group bases the level of provisions for expected back-taxes resulting from tax audits on estimates with regard to whether, and if so to what extent, additional taxes will be payable. If the finalized tax amounts differ from initial assumptions, this will have an impact on current and deferred taxes in the period in which the taxation is definitively assessed.

32. Contingent liabilities and other financial obligations

32.1. Contingent liabilities

The company has contingent liabilities of € 105.0 million (Dec. 31, 2005: € 110.5 million). The gross figure represents the total amount of liability, whereas the net amount is reduced by the provisions set aside to cover the liability.

in € million	Provisions	Dec. 31, 2006 Gross	Net
I. Contingent liability under risk- and revenue contractual arrangements			
GE	0.2	24.7	24.5
IAE	1.7	33.3	31.6
PWA	0.2	14.2	14.0
	2.1	**72.2**	**70.1**
II. Guarantees issued for non-consolidated subsidiaries		34.9	34.9
	2.1	**107.1**	**105.0**

in € million	Provisions	Dec. 31, 2005 Gross	Net
I. Contingent liability under risk- and revenue contractual arrangements			
GE	0.3	27.5	27.2
IAE	1.9	39.7	37.8
PWA	0.2	20.7	20.5
	2.4	87.9	85.5
II. Guarantees issued for non-consolidated subsidiaries		25.0	25.0
	2.4	112.9	110.5

32.2. Other financial obligations

32.2.1. Obligations arising from operating lease arrangements

Apart from liabilities, provisions and contingent liabilities, the company has additional other financial obligations, particularly pertaining to rental and lease contracts for buildings, machines, tools, office, and other equipment.

The contracts have terms of one to 18 years and in certain cases contain extension and purchase options as well as price adjustment clauses. With regard to rental and lease agreements, payments of €11.0 million (2005: €9.6 million) were expensed. The sum of future minimum lease payments attributable to lease agreements which cannot be terminated and the operating lease arrangements are as follows (based on maturities):

Obligations under operating lease arrangements

in € million	Dec. 31, 2006	Dec. 31, 2005
Nominal total of future minimum lease payments under operating lease arrangements		
Due in less than one year	9.9	8.4
Due in more than one year and less than five years	20.1	16.0
Due in more than five years	3.0	2.1
	33.0	26.5

32.2.2. Pledged securities

In connection with lease obligations, the Group has pledged securities amounting to €2.5 million to Nord/LB Norddeutsche Landesbank, Hannover.

32.2.3. Order obligations

The other financial obligations resulting from the order obligation for investments and for maintenance contracts and general operating expenses are within normal levels.

32.3. Default risk

Irrespective of existing collateral security, the amount stated for financial assets specifies the maximum default risk pertaining to the case in which a customer, risk- and revenue-sharing partner, syndicate, or similar entity, is not able to meet its contractual payment obligations. In order to minimize default risk, depending on the form of payment and amount being serviced, payment arrangements underlying the original financial instruments are secured by collateral as required, credit rating information is obtained, or historical data from the existing business relationship (and in particular payment patterns) are used to avoid payment defaults.

If default risks are evident for the individual financial assets, these risks are recorded by way of impairments. In the case of **derivative financial instruments**, the Group is also exposed to a credit risk which arises as a result of contract partners not fulfilling contractual agreements. This credit risk is diminished by ensuring that business is conducted only with partners with a first-class rating. For this reason, the general credit risk resulting from the derivative financial instruments used is not considered to be significant. There are no indications of any concentration of default risks arising from business relations, individual debtors, or groups of debtors.

33. Notes to the Consolidated Cash Flow Statement

The statements detail how the liquid assets of the Group have changed during the year under review. According to IAS 7 (cash flow statements), a distinction is made between cash flows from operating activities, cash flows from investing, and cash flows from financing activities (see Consolidated Cash Flow Statement).

The cash and cash equivalents in the cash flow statement comprise all liquid assets stated in the balance sheet, i.e. cash-in-hand, cheques, credit balances held at banks and marketable securities, insofar as their original time to maturity does not exceed three months.

The cash flows from **investing and financing activities** are established directly on the basis of payment.

Cash flow from **operating activities** is inferred **indirectly** on the basis of the consolidated net profit. As part of the indirect calculation process, changes to balance sheet items taken into consideration in connection with operating activities are adjusted by the effects generated by changes in companies consolidated in the Group. Accordingly, the changes in the corresponding balance sheet items cannot be reconciled with the corresponding figures on which the published consolidated balance sheet is based.

34. Relationships with related companies and persons

Special disclosures are to be made with regard to relationships and transactions with related companies and persons. Related companies are shown in major shareholdings (Note 34.1.2.). The Board of Management, the Supervisory Board, as well as shareholders are considered under the provisions of IAS 24 (Related party disclosures).

In addition, the disclosure requirement extends to transactions with associated companies and joint ventures as well as transactions with persons who exercise significant influence on the financial and business policies of the group, including close family members or intermediate companies. A significant influence on the financial and business policy is based on a shareholding of 20% or more, a seat on the managing board or Supervisory Board at a group company or another key position in management.

MTU Aero Engines Holding AG is required by IAS 24 to disclose for the 2006 business year its business relationships with subsidiaries, associated companies, joint ventures, members of the Board of Management and Supervisory Board.

34.1. Related companies

Business transactions between companies within the Group were eliminated in the course of consolidation and are therefore no longer included in these appended disclosures.

34.1.1. Business with related companies

During the course of the business year, companies within the Group conducted business amongst themselves. The following business transactions were carried out with non-consolidated related companies below:

	Outstanding balances Receivables		Value of business transactions Revenues/income/sales		Expenses/purchases	
in € million	Dec. 31, 2006	Dec. 31, 2005	2006	2005	2006	2005
Current accounts receivable						
Eurojet Turbo GmbH, Munich*)	38.3	13.0	136.4	200.2	-0.3	-0.7
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos*)	5.0	4.5	28.8	32.6	-0.1	-0.8
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	3.6		45.8		-0.9	
Ceramic Coating Center S.A.S., Paris, France	0.2			0.1	-2.3	-1,8
Turbo Union Ltd., Bristol, Great Britain*)	7.8	8.4	115.5	131.7		
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia		0.4		0.3		-1.5
EPI Europrop International GmbH, Munich*)		0.4		2.6	-1.5	-5,7
Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH, Munich					-0.2	-0.1
	54.9	26.7	326.5	367.5	-5.3	-10.6

*) Cooperation companies

Accounts due to related companies

in € million	Outstanding balances Liabilities Dec. 31, 2006	Dec. 31, 2005	Value of business transactions Revenues/income/sales 2006	2005	Expenses/purchases 2006	2005
Current liabilities						
KKR European Fund L.P.		0.1				
KKR Millenium Fund L.P.		0.1				
MTU Aero Engines Beteiligungs- und Verwaltungs GmbH		0.1				
Kohlberg Kravis Roberts & Co. L.P., U.S.A.						-0.4
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	0.1				-2.8	
MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos*)	0.4		5.8		-0.1	
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde		3.2		12.3		-103.6
IAE International Aero Engines AG, Zurich, Switzerland*)	56.6	51.7	365.3	257.4	-394.7	-294.0
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich					-10.8	
EPI Europrop International GmbH, Munich*)	0.7		2.6		-1.5	
MTU München Unterstützungskasse GmbH, Munich	3.9	4.8			-0.3	-0.3
MTU Maintenance do Brasil Ltda., São Paulo, Brazil		0.1				-0.6
	61.7	60.1	373.7	269.7	-410.2	-398.9

*) Cooperation companies

34.1.2. Major shareholdings

Name and registered office of entity	Shareholding in % Dec. 31, 2006	Equity in €000 Dec. 31, 2006	Results in €000 2006
I. Investments in subsidiaries			
MTU Aero Engines Investment GmbH, Munich	100.0	731,241	0[2]
MTU Aero Engines GmbH, Munich	100.0	756,946	5,968[2]
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100.0	112,631	8,671
MTU Maintenance Hannover GmbH, Langenhagen	100.0	108,695	2,856[2]
MTU Aero Engines North America Inc., Rocky Hill, U.S.A.	100.0	-5,220[3]	-4,541[7]
MTU Maintenance Canada Ltd., Richmond, Canada	100.0	-3,635[3]	512[7]
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100.0	13,433	1
Atena Engineering Inc., i. L., Hartford, U.S.A.	100.0	41[1/6]	-7[1/8]
MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	100.0	26[4]	0[2/4]
MTU München Unterstützungskasse GmbH, Munich	100.0	3,870[4]	-917[4]
Vericor Power Systems L.L.C., Atlanta, U.S.A.	100.0	19,496[3]	6,325[7]
MTU Aero Engines Beteiligungs- und Verwaltungs GmbH, Munich	100.0	51[4]	1[4]
II. Investments in associated companies			
Turbo Union Ltd., Bristol, Great Britain	40.0	172[1]	6[1]
EUROJET Turbo GmbH, Hallbergmoos	33.0	1,702[1/4]	656[1/4]
EPI Europrop International GmbH, Munich	28.0	402[1/4]	338[1/4]
MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos	33.3	98[1/4]	60[1/4]
MTU Turbomeca Rolls-Royce ITP GmbH, Hallbergmoos	25.0	27[1/4]	0[1/4]
III. Equity investments in joint ventures			
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50.0	14,351	23
Pratt & Whitney Canada CSC (Africa) (PTY.) Ltd., Lanseria, South Africa	50.0	1,111[1/6]	-590[1/8]
Airfoil Services Sdn. Bhd., Shah Alam, Malaysia	50.0	3,183[1/6]	515[1/8]
MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China	50.0	66,726[3]	6,064[5]
Ceramic Coating Center S.A.S., Paris, France	50.0	-1,281[1]	-564[1]
IV. Other equity investments			
IAE International Aero Engines AG, Zurich, Switzerland	12.1	28,487[1/6]	2,519[1/8]

1) Previous year's figures; current figures not available
2) Profit/loss for German GAAP purposes (HGB) transferred under profit and loss transfer arrangements 2006
3) Translated at closing exchange rate Dec. 31, 2006
4) HGB amount; no IFRS financial statements drawn up
5) Translated at annual average rate for 2006
6) Translated at closing exchange rate Dec. 31, 2005
7) Translated at monthly closing exchange rates 2006
8) Translated at annual average rate for 2005

34.2. Related persons

No group company has conducted any business which is subject to disclosure requirements with members of the Board of Management or the Supervisory Board of the Group or with other members of management in key positions or with companies in whose managing board or supervisory boards these persons are represented. This is also applicable for close family members of this group of persons.

34.2.1. Board of Management and Supervisory Board compensation

The following compensation has been paid in the year under review to the Board of Management and the Supervisory Board. Disclosures of compensation for individual members of the Board of Management and the Supervisory Board are made in conjunction with information relating to the German Corporate Governance Code (see Corporate Governance Report and Compensation Report).

Compensation to active board members

	Board of Management		Supervisory Board	
in € million	**2006**	2005	**2006**	2005
Short-term employment benefits	6.8	6.4	0.7	0.5
Provisions allocated for active board members during the financial year	0.4	2.6		
Stock-based compensation	0.4	0.2		
	7.6	9.2	0.7	0.5

34.2.2. Members of the Board of Management

Board of Management

Udo Stark *CEO of MTU Aero Engines Holding AG, Munich*	Munich
Bernd Kessler *President and CEO Commercial Maintenance of MTU Aero Engines Holding AG, Munich*	Munich
Dr. Michael Süß (until April 30, 2006) *Executive Vice President Technology (COO) of MTU Aero Engines Holding AG, Munich*	Munich
Dr. Rainer Martens (from April 15, 2006) *Executive Vice President & Chief Operating Officer (COO) of MTU Aero Engines Holding AG, Munich*	Munich
Reiner Winkler *Executive Vice President Finance and Human Ressources (CFO) of MTU Aero Engines Holding AG, Munich*	Munich

34.2.3. Member of the Supervisory Board

Johannes P. Huth (Chairman) Managing Director of Kohlberg Kravis Roberts & Co. Ltd., London	London
Günter Sroka* (Deputy Chairman until Dec. 31, 2006) Former Chairman of the Works Council of MTU Aero Engines GmbH, Munich	Dachau
Harald Flassbeck* Representative of IG Metall, Munich Branch, Munich	Unterhaching
Dr.-Ing. Jürgen M. Geißinger President and CEO of INA-Holding Schaeffler KG, Herzogenaurach	Herzogenaurach
Babette Fröhlich* Departmental Head, IG Metall Management Board, Frankfurt	Frankfurt
Josef Hillreiner* (Deputy Chairman from Jan. 1, 2007) Chairman of the Works Council of MTU Aero Engines GmbH, Munich	Ried
Louis R. Hughes (from Jan. 30, 2006) Chief Executive Officer of GBS Laboratories LLC., Herndon, Virginia	Winnetka, U.S.A.
Michael Keller* Management Representative at MTU Aero Engines GmbH, Munich Senior Vice President Rotor/Stator & Production Service at MTU Aero Engines GmbH, Munich	Aindling
Prof. Dr. Walter Kröll Former President of the Helmholtz-Association of National Research Centres e.V., Bonn	Cologne
Josef Mailer* Member of the Works Council of MTU Aero Engines GmbH, Munich	Dachau
Dr.-Ing. Klaus Steffens Former CEO of MTU Aero Engines GmbH, Munich	Bernried
Prof. Dr. Sigmar Wittig (until March 31, 2007) Former Chairman of the Executive Board of the German Aerospace Centre DLR, Cologne	Cologne

* Employee Representative

35. Fees paid to the auditor

Fees paid during the financial year were as follows:

in € million	2006	2005
Audit of financial statements	0.5	1.0
Tax consulting	0.3	
Other certification or evaluation services	0.1	0.5
	0.9	1.5

The "Audit" item includes all expenses paid to auditing company Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, for auditing of financial statements. Other certification and evaluation services concern services relating to the review of interim financial statements.

36. Declaration of conformance with the German Corporate Governance Code

The Board of Management and the Supervisory Board of MTU Aero Engines Holding AG have issued the declaration prescribed by Section 161 of the German Stock Corporation Act (AktG) in the 2006 MTU Group Annual Report, and have also made it permanently available to shareholders on the web site at www.mtu.de.

V. Segment information

37. Applicability of segment reporting

The Group reports financial information by line of business and by geographical area. Segmentation is based on classifications used in the internal organizational structure and reporting system, and takes into account the risks and returns to which the segments are subject.

37.1. Identification of segments

The Group identifies its reportable segments in accordance with IAS 14 (Segment Reporting), and has determined that business segments (delineated by line of business) are to be used as the primary reporting format, and geographical segments (delineated by geographical area) as the secondary reporting format.

MTU Aero Engines Holding AG classifies its activities according to two business segments:

- **Commercial and Military Engine Business (OEM)**
- **Commercial Maintenance Business (MRO)**

- In the commercial and military engine business, the Group develops, manufactures, assembles, and delivers commercial and military engines and components. Maintenance, repair and overhaul of military engines is also included in this segment.
- In the commercial maintenance business, the Group maintains, repairs, and overhauls commercial aircraft engines. Activities encompass full engine maintenance and repair, and the complete overhaul of engine modules and special repairs. In addition to aircraft engines, group companies in this business sector also repair and overhaul industrial gas turbines.

In the "Segment information by business segment" table, the amount in the earnings before tax (EBT) line of the consolidation/reconciliation column represents, on the one hand, the amounts applied to eliminate intersegment sales between the two business segments and, on the other hand, transactions by the holding companies which cannot be directly allocated to a business segment.

The consolidation/reconciliation amount of €30.8 million in the financial result line largely eliminates profit and loss transfers between group companies allocated to different segments, while the consolidation/reconciliation amount of €572.8 million in the segment assets line includes accounts receivable from related companies allocated to different segments in addition to the financial assets of the holding companies. The reconciliation amount of €67.8 million in the segment liabilities line eliminates accounts due to related companies.

37.2. Explanatory comments relating to the segment information

37.2.1. Primary segments (business segments)

- The segment information is based on the same accounting and valuation methods as the consolidated financial statements. Receivables and liabilities, income and expenses, and revenues from intersegment sales are reconciled between the segments. Intragroup sales are transacted on an arm's length basis.

- The investments are additions to property, plant and equipment, and intangible assets which will probably be in use for more than one year. The investments are allocated on the basis of the registered office of the company to which they belong.

- The segment assets and the segment liabilities also include assets and liabilities which have been used for generating current business activities. The assets are allocated on the basis of the registered office of the company to which they belong. The segment assets and the segment liabilities have been reconciled with the group assets and group liabilities.

37.2.2. Secondary segments (geographical segments)

- In the segment information reported by geographical area, external sales are allocated on the basis of the registered office of the customers. In line with the method used for internal control and reporting, the following geographical areas (regions) are defined: Germany, Europe, North America, South America, Africa, Asia, others and at equity capitalized financial assets.

- Revenues are allocated on the basis of the country in which the customer is domiciled.

- The investments are additions to property, plant and equipment, and intangible assets which will probably be in use for more than one year. The investments are allocated on the basis of the registered office of the company, which in turn defines the geographical segment.

- The assets are allocated on the basis of the registered office of the company to which they belong.

38. Segment information by business segment at December 31, 2006

Primary segment information 2006

in € million	Commercial and Military Engine Business	Commercial Maintenance Business	Consolidation/ reconciliation	Group
Revenues with third parties	1,469.4	946.8		2,416.2
Commercial	979.8	946.8		1,926.6
Military	489.6			489.6
Revenues with other segments	13.7	7.9	-21.6	
Commercial	13.7	7.9	-21.6	
Military				
Total revenues	1,483.1	954.7	-21.6	2,416.2
Commercial	993.5	954.7	-21.6	1,926.6
Military	489.6			489.6
Cost of sales	-1,245.0	-839.1	20.6	-2,063.5
Gross profit	238.1	115.6	-1.0	352.7
Earnings before interest and tax (EBIT)	119.0	67.7	-2.9	183.8
Depreciation and amortization	116.1	35.7		151.8
Earnings before interest, tax, depreciation and amortization (EBITDA)	235.1	103.4	-2.9	335.6
Adjusted earnings before interest, tax, depreciation and amortization (EBITDA adjusted)	217.7	103.4	-2.9	318.2
Financial result	2.6	-5.1	-30.8	-33.3
Share of profit/loss of joint ventures accounted for using the equity method				
Internal allocation	-5.8	5.8		
Earnings before tax (EBT)	115.8	68.4	-33.7	150.5
Investments in tangible and intangible assets	92.5	21.6		114.1
Segment assets	2,883.9	801.1	-572.8	3,112.2
– thereof: goodwill	296.3	96.2		392.5
Segment liabilities	2,168.3	449.4	-67.8	2,549.9
Employees, annual average	4,765	2,238		7,003
Industrial staff	1,836	1,277		3,113
Administrative staff	2,564	642		3,206
Employees on temporary contracts	84	144		228
Trainees	138	132		270
Students on work experience projects	143	43		186

In the Commercial and Military Engine Business, an impairment loss of €3.3 million (2005: €0,0 million) has been recognized on property, plant and equipment of MTU Aero Engines North America Inc., Rocky Hill, U.S.A., and an impairment loss of €2.4 million (2005: €0,0 million) has been recognized for the TP400-D6 engine program. In the Commercial Maintenance Business, an impairment loss of €0.6 million (2005: €2.4 million) has been recognized on intangible assets and property, plant and equipment of MTU Maintenance Canada Ltd., Canada, which had an impact on the income statement for the year (see Note 6.).

39. Segment information by business segment at December 31, 2005

in € million	Commercial and Military Engine Business	Commercial Maintenance Business	Consolidation/ reconciliation	Group
Revenues with third parties	1,421.8	760.9		2,182.7
Commercial	930.4	760.9		1,691.3
Military	491.4			491.4
Revenues with other segments	13.0	6.0	-19.0	
Commercial	13.0	6.0	-19.0	
Military				
Total revenues	1,434.8	766.9	-19.0	2,182.7
Commercial	943.4	766.9	-19.0	1,691.3
Military	491.4			491.4
Cost of sales	-1,232.3	-682.8	20.4	-1,894.7
Gross profit	202.5	84.1	1.4	288.0
Earnings before interest and tax (EBIT)	94.3	38.4	-1.5	131.2
Depreciation and amortization	124.7	39.4		164.1
Earnings before interest, tax, depreciation and amortization (EBITDA)	219.0	77.8	-1.5	295.3
Adjusted earnings before interest, tax, depreciation and amortization (EBITDA adjusted)	162.4	77.8	-1.5	238.7
Financial result	-14.6	-2.0	-58.1	-74.7
Share of profit/loss of joint ventures accounted for using the equity method		2.1		2.1
Internal allocation	-4.3	4.3		
Earnings before tax (EBT)	75.4	42.8	-59.6	58.6
Investments in tangible and intangible assets	61.4	24.3		85.7
Segment assets	2,731.5	782.5	-663.3	2,850.7
- thereof: goodwill	296.3	97.7		394.0
Segment liabilities	2,048.3	445.8	-171.4	2,322.7
Employees, annual average	4,943	2,127		7,070
Industrial staff	1,837	1,258		3,095
Administrative staff	2,758	620		3,378
Employees on temporary contracts	81	63		144
Trainees	152	134		286
Students on work experience projects	115	52		167

40. Segment information by geographical segment 2006 and 2005

Secondary segment information 2006

in € million	Revenues	Capital expenditure	Assets
Germany	453.9	110.8	2,966.9
Europe	269.6		
North America	1,311.5	2.5	55.5
South America	72.3		
Africa	10.4		
Asia	286.2	0.8	82.6
Australia/Oceania	12.3		
Financial assets accounted for at equity			7.2
	2,416.2	**114.1**	**3,112.2**

Secondary segment information 2005

in € million	Revenues	Capital expenditure	Assets
Germany	488.6	80.3	2,688.3
Europe	248.3		
North America	1,146.1	3.2	68.8
South America	51.0		
Africa	2.5		
Asia	239.0	2.2	84.2
Australia/Oceania	7.2		
Financial assets accounted for at equity			9.4
	2,182.7	85.7	2,850.7

VI. Events after the balance sheet date

41.1. Issue of €180 million convertible bond

On the basis of a resolution by the Board of Management and the Supervisory Board, MTU Aero Engines Holding AG issued a convertible bond on January 23, 2007. The bond has a total volume of €180 million (divided into 1,800 partial bonds each with a par value of €100,000) and a term to maturity of five years. The partial bonds can be converted into registered non-par value common shares of the company corresponding to a proportionate amount (€1 per share) of the company's total share capital and possessing full dividend rights starting in the financial year of their issue. The subscription rights of existing shareholders are excluded.

At a conversion price of €49.50, the conversion ratio at issue date was 2,020.20. The coupon rate is fixed at 2.75%, payable yearly on February 1. The bonds are expected to be admitted for trading on the Luxembourg Stock Exchange by April 30, 2007 at the latest. The issuing company is Amsterdam-based MTU Aero Engines Finance B.V., created on January 19, 2007 and wholly owned by MTU Aero Engines Holding AG.

The convertible bond issue may possibly have an impact on earnings in future financial years, and on equity ratios. Furthermore, the weighted average number of shares in circulation will be increased by the total number of potential shares resulting from the convertible bond issue. Diluted earnings per share may therefore decrease as a result. It is not possible at the present time to estimate the significance of these effects.

41.2. Repayment of high-yield bond

The funds raised through the convertible bond issue will be used by MTU to repay the outstanding nominal amount of the high-yield bond totaling €165 million including penalties for early repayment and accumulated interest.

MTU intends to call the high-yield bond on February 28, 2007, with a total repayment sum of €189.7 million, and at the same time submit a delisting application. Once the related liabilities have been repaid, the company plans to merge the bond-issuer – MTU Aero Engines Investment GmbH – with MTU Aero Engines Holding AG. The payment of penalties amounting to €19.1 million and accumulated interest amounting to €5.6 million in connection with the repayment of the high-yield bond will have a negative effect on earnings in the first quarter of 2007.

Reconciliation of group net profit with net profit of MTU Aero Engines Holding AG

Unlike the consolidated financial statements which are based on the IASB's IFRS standards, the annual financial statements of MTU Aero Engines Holding AG are prepared in accordance with the German Commercial Code (HGB). The IFRS rules are also applied in the individual income statements where it is permissible and fitting to do so. In numerous cases, the accounting and valuation principles in the annual financial statements of MTU Aero Engines Holding AG, and those of the German subsidiaries whose profit/loss is transferred to MTU Aero Engines Holding AG in accordance with the German Commercial Code (HGB), vary from those of the consolidated financial statements.

The main significant differences in 2006 concern the termination of the profit and loss transfer agreement with MTU Maintenance Berlin-Brandenburg, Ludwigsfelde, the transfer to special tax reserve for the proceeds of the sale of real estate, goodwill amortization, recognition of unrealized revenue in connection with production orders (percentage of completion, PoC), measurement of inventory, receivables and liabilities, measurement of provisions, and the accounting treatment of financial instruments.

Reconciliation of distributable net profit

Reconciliation of distributable net profit

in € million		2006		2005
Group net profit (IFRS)		89.1		32.8
Income tax expense		-61.4		-25.8
Group profit before tax (EBT)		**150.5**		58.6
Elimination of results from foreign group companies		-6.6		3.4
+/- Deviations from German Commercial Code (HGB)				
Termination of profit and loss transfer agreement MTU Maintenance Berlin-Brandenburg GmbH	-9.9			
Transfer to special tax reserve	-13.0			
Unrealized revenue in connection with production orders (PoC)	-15.5			
Amortization of goodwill	-9.8		-9.8	
IPO issue costs			-20.3	
Forex Income			90.2	
Merger profit from previous year			27.9	
Other deviations	-2.2	-50.4	10.2	98.2
Profit before tax of MTU Aero Engines Holding AG (HGB)		93.5		160.2
Income taxes		-25.1		-113.9
Net profit of MTU Aero Engines Holding AG (HGB)		**68.4**		46.3
Losses carried forward				-2.3
Withdrawn from capital reserves		38.9		
Withdrawn from revenue reserves		3.8		
Allocated to reserve for treasury shares		-42.7		
Allocated to revenue reserves		-24.6		-3.8
Distributable net profit of MTU Aero Engines Holding AG (HGB)		**43.8**		40.2

The annual financial statements of MTU Aero Engines Holding AG, which were granted an unqualified audit certificate by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Munich, are published in the German Federal Gazette (Bundesanzeiger) and filed in the Commercial Registry at the District Court of Munich (HRB 157 206). Copies of the financial statements can be obtained on request from MTU Aero Engines Holding AG, 80995 Munich.

Recommendation for the distribution of net profit

The annual net profit of MTU Aero Engines Holding AG, as reported in the annual financial statements drawn up in accordance with the German Commercial Code (HGB), amounts to €68.4 million. After allocation of €24.6 million to revenue reserves, a distributable net profit of €43.8 million remains. At the Annual General Meeting on April 27, 2007, the Board of Management and Supervisory Board will recommend that this net profit be distributed as a dividend of €0.82 on each share entitled to receive a dividend.

The dividends will be paid out on April 30, 2007.

Munich, February 20, 2007

Udo Stark

Bernd Kessler

Dr. Rainer Martens

Reiner Winkler

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the MTU Aero Engines Holding AG, Munich, comprising Income Statement, the Balance Sheet, the Statement of Changes in Equity, Cash Flow Statement and the Notes to the Consolidated Financial Statements, together with the Group Management Report for the business year from 1 January to 31 December 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany]. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance.

Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of MTU Aero Engines Holding AG, Munich, comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, 27 February 2007

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Plendl	Dr. Reitmayr
Wirtschaftsprüfer	Wirtschaftsprüfer
[German	[German
Public Auditor]	Public Auditor]

Corporate Governance

Corporate Governance Report

Corporate governance forms the fundamental basis of accountability for the management and control of a company's activities. It is of substantial importance to MTU Aero Engines Holding AG. A well-run company sets out to earn the confidence of its investors, customers and employees in the ability of its executive and controlling bodies to create a sound basis for the sustainable growth of the company's stakeholder value. The essential elements of corporate governance are that it should be based on mutual trust and efficient collaboration between the Board of Management and the Supervisory Board, respect the shareholders' interests, and allow for open, transparent corporate communications. As a global player, MTU makes every effort to ensure compliance with the relevant national and international standards. In its home base of Germany, these standards are laid down principally in the German Stock Corporation Act (AktG), the German Co-Determination Act (MitbG) and in the German Corporate Governance Code (the "Code").

In its amended version of June 12, 2006, the Code presents essential statutory regulations for the management and supervision (governance) of German listed companies and contains internationally and nationally recognized standards for good and responsible governance. The Board of Management and Supervisory Board of MTU Aero Engines Holding AG have given extensive consideration to the subject of compliance with the Code's recommendations. The outcome of these discussions was to accord their approval to the declaration of conformity as reproduced on page 117.

This report contains statements by the Board of Management of MTU Aero Engines Holding AG, also on behalf of the Supervisory Board, concerning the enterprise's corporate governance in the financial year 2006, as stipulated in Section 3.10 of the German Corporate Governance Code, which requires that the boards report each year on the enterprise's corporate governance in the annual report.

Cooperation based on mutual trust

MTU is a stock corporation organized under German law. As such, it has the prescribed three governing bodies: Board of Management, Supervisory Board and Annual General Meeting.

The system of management practiced by MTU Aero Engines Holding AG is based on the close trust and cooperation of all corporate governing bodies. There is a constant flow of information between the management entities of MTU Aero Engines Holding AG. The members of the Board of Management lead the company as a close-knit team with complementary professional skills and experience. The Board of Management's main areas of responsibility are to define the enterprise's strategic orientation, to plan and draw up the operating budget, and to control the executive management of the individual business units. The Board of Management regularly and promptly informs the Supervisory Board on changes in the Group's current business situation, including potential risks, and on strategic decisions and their implementation. Decisions of fundamental importance to the enterprise require the additional approval of the Supervisory Board. A more detailed description of this process can be found in the Supervisory Board's report on page 122.

The Supervisory Board oversees the work of the Board of Management and provides advisory support. In accordance with statutory regulations, the Supervisory Board is made up of six shareholder representatives and six employee representatives. Its members possess the necessary abilities and experience to carry out their mandated duties. In 2006, no consulting agreements or contracts for work and services existed between MTU Aero Engines Holding AG and any member of the Supervisory Board. Neither did any conflicts of interest, such as are subject to mandatory disclosure, arise between MTU Aero Engines Holding AG and the members of the Board of Management and Supervisory Board. The Supervisory Board's rules of internal procedure make provision for its members to form committees. At the present time, there are three committees working under the aegis of the Supervisory Board at MTU Aero Engines Holding AG.

In the year under review, MTU held insurance policies covering directors' and officers' liability, with an appropriate deductible, for the members of the Supervisory Board and the Board of Management.

Transparent compensation
Compensation for members of the Board of Management and Supervisory Board of MTU Aero Engines Holding AG is established according to clearly defined, transparent criteria. More detailed information on this subject can be found in the Compensation Report on page 118.

Open reporting of financial statements
The Board of Management is responsible for the reporting of the Group's financial statements in accordance with International Financial Reporting Standards (IFRS). Individual accounts are compiled according to the provisions of the German Commercial Code (Handelsgesetzbuch). An internal system of controls in conjunction with uniform principles of accounting ensure that, in all key areas, an appropriate presentation is made of the assets, earnings, and financial situation, as well as the cashflows of all group companies. MTU Aero Engines Holding AG possesses a differentiated system to identify and control business and financial risks.

A full information service
Sound corporate governance of a publicly owned company involves providing a regular flow of comprehensive, timely information to shareholders, investors and other interested parties. Informative documentation, news bulletins and a financial calendar are published by MTU on its website at http://www.mtu.de. Reviews of the company's business development are made available to shareholders four times a year. The Board of Management issues regular reports on the company's interim and annual results to investors, analysts and the media. Any new information likely to have a considerable effect on the share price is published on an ad-hoc basis, in accordance with legal disclosure requirements. The proposed agenda for the Annual General Meeting is sent to shareholders together with their invitation to the Meeting.

Information is posted by MTU Aero Engines Holding AG on its website whenever members of the Board of Management or Supervisory Board have purchased or sold MTU shares or related derivatives. Section 15a of the German Securities Trading Act (WpHG) stipulates that board members and related parties are obliged to disclose such transactions if and when their value equals or exceeds €5,000 within a single calendar year.

Declaration of Conformity with the German Corporate Governance Code
At their meeting on December 13, 2006, the Board of Management and Supervisory Board of MTU Aero Engines Holding AG approved the following declaration of conformity pursuant to Section 161 of the German Stock Corporation Act (AktG):

Declaration of conformity with the German Corporate Governance Code by the Board of Management and Supervisory Board of MTU Aero Engines Holding AG, pursuant to Section 161 of the German Stock Corporation Act (AktG)

The Board of Management and the Supervisory Board of MTU Aero Engines Holding AG declare that the recommendations of the Government Commission on the German Corporate Governance Code, as published in the amended version of 12 June, 2006 by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, have been and are being complied with. The Board of Management and the Supervisory Board of MTU Aero Engines Holding AG also intend to follow these recommendations in the future. The only recommendations of the German Corporate Governance Code which have not been and will not be applied are the following:

1. Form and details of Supervisory Board compensation (Section 5.4.7, paragraphs 2 and 3 of the Code)
   The members of the Supervisory Board do not receive performance-related compensation. It is our considered view that a fixed compensation arrangement is appropriate and that it should not be linked to the company's performance. In our opinion, performance-related compensation is not suitable to furthering the control function exercised by the Supervisory Board.

   The compensation for the Supervisory Board is not reported individually nor subdivided according to components. The remuneration received by the members of the Supervisory Board will be shown as a total amount. In view of the level of compensation and the stipulations of the Articles of Association (cf. section 12 of the Articles of Association), we consider a statement of the total remuneration received to be sufficient for the purpose of evaluating its adequacy.

2. Reporting of the total ownership of shares in the company (Section 6.6 of the Code)
   The number of shares in the company held by members of the Board of Management and the Supervisory Board will not be reported separately in respect of each Board. As the members of the Board of Management and the Supervisory Board do not consult with one another regarding the exercise of their stock rights, we do not consider such reporting to be appropriate. A corresponding provision has yet to be specified by legislators, as such information is not deemed necessary.

Munich, December 2006

For the Board of Management

Udo Stark
Chairman

For the Supervisory Board

Johannes P. Huth
Chairman

Management Compensation Report

The Management Compensation Report outlines the basic principles applied by MTU Aero Engines Holding AG when awarding compensation to the members of its Board of Management and Supervisory Board, and describes how benefits paid to members of the Board of Management are calculated and structured. Similarly, the report also explains the schedule of fees paid to members of the Supervisory Board, and provides information on share ownership by members of the Board of Management and Supervisory Board.

The Management Compensation Report is based on the recommendations of the German Corporate Governance Code and contains statements which, according to the requirements of the German Commercial Code (HGB), supplemented by the provisions of the new German Management Compensation Disclosure Act (VorstOG), form part of the Notes to the financial statements (pursuant to Section 314 HGB) or the Management Report (pursuant to Section 315 HGB).

Consequently, information presented in the Management Compensation Report will not be repeated in the Notes or Management Report.

Board of Management compensation

Board of Management compensation is decided upon by the Personnel Committee of the Supervisory Board of MTU Aero Engines Holding AG. The members of this committee include the Chairman of the Supervisory Board, Johannes Huth and the Deputy Chairman of the Supervisory Board, Josef Hillreiner (previously Günter Sroka, until December 31, 2006).

The compensation awarded to members of the Board of Management of MTU Aero Engines Holding AG takes into account the size of the company, the global reach of its activities, its business and financial situation, and the type and level of management compensation paid out by comparable companies in Germany and abroad. It furthermore takes into account the duties of each member of the Board of Management and their respective contributions to the company's overall performance, and the length of time for which they have served on the board. Compensation levels are calculated in such a way as to match the competitive standards of the international recruitment market for highly qualified business executives, and so as to represent an adequate incentive to achieve results.

The compensation received by members of the Board of Management is based on a performance-related remuneration scheme. In the financial year 2006, it was made up of the following four components:

(1) a fixed basic sum, paid on a monthly basis,
(2) a variable bonus, which is dependent on achieving specific business targets and is contractually limited to a sum not exceeding either 83% or 100% of the fixed portion of the compensation,
(3) share-based compensation under the matching stock program (MSP) established for a wide section of the company's executive management and covering the period 2005 – 2009. Under this scheme, shares of phantom stock are allocated to subscribers in equal tranches each year for a period of five years. The allocation of these phantom stocks is subject to the condition that subscribers hold their own long-term investment in the company's shares. At the end of the respective vesting period, which runs for two years after allocation of each tranche, and on condition that the exercise thresholds have been met, the share-based compensation can be redeemed in exchange for the exercise of the phantom stock rights (a more detailed description of the MSP is provided in Note 24.3. to the consolidated financial statements),
(4) contributions to a performance-linked defined benefit pension plan for members of the Board of Management with the exception of the Chief Executive Officer (pension provisions are described in more detail under Note 25. to the consolidated financial statements).

The contractual agreements with members of the Board of Management make no provision for further compensatory payments in the event of premature departure. Such payments may, however, be accorded under the terms of an individually negotiated termination agreement. The company has not entered into any change-of-control agreements.

Compensation payments in 2006:
In financial year 2006, total cash benefits paid to members of the Board of Management amounted to €6.7 million (2005: €6.4 million). Of this sum, €3.8 million (2005: €3.6 million) concerned non-performance-related payments and €2.9 million (2005: €2.8 million) was performance-related. The cumulative expense came to a total of €7.6 million (2005: €9.2 million). If this figure is adjusted to allow for the exceptional effect of a reduction in the present value of defined benefit obligations, the cumulative expense remained close to the previous year's level (see footnotes to Overview chart below).

Details of the compensation paid to the individual members of the Board of Management in financial year 2006 are presented in the chart below:

Overview chart

Active board members (figures in €)	Cash benefits	Benefits payable after termination of contract (provisions)	Other benefits	Cash-equivalent value of share-based compensation***) (long-term incentive)	Total
Udo Stark	3,019,925.55	0.00	0.00	100,911.00	3,120,836.55
Dr. Rainer Martens*)	629,562.86	89,980.00	80,000.00	14,586.00	814,128.86
Dr. Michael Süß**)	845,881.47	-521,287.00	0.00	53,782.00	378,376.47
Bernd Kessler	1,123,692.43	327,548.00	0.00	100,911.00	1,552,151.43
Reiner Winkler	1,129,923.21	501,167.00	0.00	100,911.00	1,732,001.21
Total 2006	**6,748,985.52**	**397,408.00**	**80,000.00**	**371,101.00**	**7,597,494.52**
Total 2005	6,394,575.00	2,577,664.00	0.00	209,780.00	9,182,019.00

*) Dr. Martens was appointed as a full member of the Board of Management of MTU Aero Engines Holding AG with effect from April 15, 2006.

**) Dr. Süß retired from the Board of Management of MTU Aero Engines Holding AG with effect from April 30, 2006. The reduction in the defined benefit obligation is attributable to the advancement of the retirement date at which pension benefits become payable, resulting in a lower present value at December 31, 2006 than was assumed in 2005.

***) The figures shown in this table for share-based compensation refer to phantom stock that was granted in June 2005 to cover the period 2005 – 2009 (for allocation in 5 annual tranches).

Non-performance-related and performance-related cash benefits were paid out as follows

Active board members (figures in €)	Cash benefits: Salary (not performance-related)	Cash benefits: Other benefits***) (not performance-related)	Cash benefits: Annual bonus (performance-related)	Total
Udo Stark	1,250,000.00	519,925.55	1,250,000.00	3,019,925.55
Dr. Rainer Martens*)	283,339.00	62,890.53	283,333.33	629,562.86
Dr. Michael Süß**)	450,000.00	20,881.47	375,000.00	845,881.47
Bernd Kessler	600,000.00	23,692.43	500,000.00	1,123,692.43
Reiner Winkler	600,000.00	29,923.21	500,000.00	1,129,923.21
Total 2006	**3,183,339.00**	**657,313.19**	**2,908,333.33**	**6,748,985.52**
Total 2005	3,050,004.00	594,571.00	2,750,000.00	6,394,575.00

*) Dr. Martens was appointed as a full member of the Board of Management of MTU Aero Engines Holding AG with effect from April 15, 2006.

**) Dr. Süß retired from the Board of Management of MTU Aero Engines Holding AG with effect from April 30, 2006. He received compensatory payments under the terms of his employment contract amounting to €261,600.82 between May 1 and September 30, 2006. This sum is included under cash benefits.

***) Other benefits mainly comprises benefits under insurance premium conversion arrangements amounting to €500,000.00 (2005: €500,000.00), charges to taxable income covering personal use of company vehicles amounting to € 102,918.81 (2005: €94,571.00), and reimbursement of relocation and accommodation expenses amounting to €54,394.38 (2005: €0,0).

Benefits payable after termination of contract

The defined benefit obligation (DBO) of all pension provisions accorded to members of the Board of Management at December 31, 2006, amounted to €3.0 million (2005: €3.7 million), as stated in Note 25. to the financial statements. The lower figure for 2006 is attributable to the departure of Dr. Michael Süß, Munich, in the year under review.

Share-based compensation

The table below lists the number and cash-equivalent value of shares in phantom stock acquired by members of the Board of Management as the share-based component of their compensation. The cash-equivalent value of the phantom stock has been calculated using the Black-Scholes pricing model. The expense relating to phantom stock granted to members of the Board of Management under the MSP is reported in the balance sheet on the basis of the fair value estimated at the time of its allocation, making allowance for the specific conditions relating to the exercise of the phantom stock rights (for a more detailed explanation of these conditions and the matching stock program, please refer to Note 24.3. to the consolidated financial statements).

In total, 714,240 shares of phantom stock were granted to the Board of Management when the program was launched on June 6, 2005, for allocation in five equal tranches over the period 2005 – 2009 (at December 31, 2006, this figure stood at 636,000 shares of phantom stock). This corresponds to 32.8% (30.4% at December 31, 2006) of all shares of phantom stock issued to company executives. The detailed breakdown is as follows:

Overview chart

	Granted phantom stock**		Allocated phantom stock		Cash-equivalent value			
Active board members	At June 6, 2005	At Dec. 31, 2006	Phantom stock at Jan. 1, 2006	Phantom stock at Dec. 31, 2006	Discounted present value at Dec. 31, 2006	Phantom stock not yet exercisable at year-end		Average exercise price
(number of shares or value in €)	no. of shares	no. of shares	no. of shares	no. of shares	€	no. of shares	Remaining exercise period months	€
Udo Stark								
Granted phantom stock/at date	178,560	178,560						
of which tranche allocated in 2005			35,712	35,712	59,318.00	35,712	5	23.22
of which tranche allocated in 2006			0	35,712	100,911.00	35,712	17	30.64
	178,560	**178,560**	**35,712**	**71,424**	**160,229.00**	**71,424**		**26.93**
Dr. Rainer Martens								
Granted phantom stock/at date		28,896						
of which tranche allocated in 2005			0	0	0,00	0		0.00
of which tranche allocated in 2006			0	7,224	14,586.00	7,224	17	30.64
	0	**28,896**	**0**	**7,224**	**14,586.00**	**7,224**		**30.64**
Dr. Michael Süß*								
Granted phantom stock/at date	178,560	71,424						
of which tranche allocated in 2005			35,712	35,712	31,826.00	35,712	5	23.22
of which tranche allocated in 2006			0	35,712	53,782.00	35,712	17	30.64
	178,560	**71,424**	**35,712**	**71,424**	**85,608.00**	**71,424**		**26.93**
Bernd Kessler								
Granted phantom stock/at date	178,560	178,560						
of which tranche allocated in 2005			35,712	35,712	59,318.00	35,712	5	23.22
of which tranche allocated in 2006			0	35,712	100,911.00	35,712	17	30.64
	178,560	**178,560**	**35,712**	**71,424**	**160,229.00**	**71,424**		**26.93**
Reiner Winkler								
Granted phantom stock/at date	178,560	178,560						
of which tranche allocated in 2005			35,712	35,712	59,318.00	35,712	5	23.22
of which tranche allocated in 2006			0	35,712	100,911.00	35,712	17	30.64
	178,560	**178,560**	**35,712**	**71,424**	**160,229.00**	**71,424**		**26.93**
Total	**714,240**	**636,000**	**142,848**	**292,920**	**580,881.00**	**292,920**		**27.67**

*) Retired from board with effect from April 15, 2006

**) Under the matching stock program, each member of the Board of Management was granted a total of 178,560 shares of phantom stock for a period of five years. This stock is to be allocated in equal annual tranches over the five-year period 2005 – 2009. The stock in each allocated tranche becomes exercisable after a vesting period of 2 years, i.e. between June 6, 2007 and June 6, 2011, under the conditions defined in the matching stock program (for more details, see Note 24.3. to the consolidated financial statements).

Other
No loan facilities are granted by the company to members of the Board of Management.

Provisions established to cover current and projected pension obligations to former members of the Board of Management
At December 31, 2006, the provisions established to cover pension obligations to former member of the Board of Management Dr. Klaus Steffens, Bernried, amounted to €2.4 million (Dec. 31, 2005: €2.4 million). At December 31, 2006, the provisions established to cover pension obligations to former member of the Board of Management Dr. Michael Süß, Starnberg, amounted to € 1.7 million (Dec. 31, 2005: €2.2 million). These sums are included in the figures presented in Note 25. to the consolidated financial statements.

Supervisory Board compensation
The company has chosen not to publish a detailed breakdown of the compensation received by individual members of the Supervisory Board, separated into components. Instead, the compensation paid to members of the Supervisory Board is reported as a collective sum. In view of the modest amount of these payments, and in accordance with the rules laid down in the articles of association, as cited below, the company is of the opinion that a presentation of the total compensation provides sufficient data on which to assess the appropriateness of the payments received.

The compensation awarded to members of the Supervisory Board was determined by the Annual General Meeting in response to a proposal by the Board of Management and the Supervisory Board.

The total compensation paid to members of the Supervisory Board of MTU Aero Engines Holding AG in 2006, for their collective services, amounted to €0.7 million (2005: €0.5 million).

The compensation for members of the Supervisory Board is established relative to the size of the company and as a function of the duties and responsibilities of the respective members. The members of the Supervisory Board receive a fixed payment for their work. The Chairman and Deputy Chairman of the Supervisory Board receive additional payments, as do the chairs and members of the Audit Committee and Personnel Committee.

Pursuant to Section 12 of the Articles of Association of MTU Aero Engines Holding AG, members of the Supervisory Board receive a fixed payment of €30,000, payable at the end of the fiscal year; this sum is tripled in the case of the Chairman of the Supervisory Board, and multiplied by one-and-a-half in the case of the Deputy Chairman. The chairs of the Audit and Personnel Committees receive a further fixed payment of € 10,000, and the other members of these committees each receive a fixed payment of €5,000. Members of the Supervisory Board receive an attendance fee of €3,000 for each meeting of the Supervisory Board and its committees – subject to an upper limit of €3,000 per day. Expenses incurred in connection with the exercise of their office are reimbursed, as is the value-added tax payable on the fees.

The members of the Supervisory Board do not receive any share-based compensation.

Report of the Supervisory Board for the financial year 2006



Johannes P. Huth,
Chairman of the
Supervisory Board

Dear shareholders,

2006 was a successful business year for MTU Aero Engines Holding AG. The Supervisory Board advised the Board of Management on the running of the company, regularly oversaw its work, and kept itself continually up-to-date on business developments and the situation of MTU.

The Board of Management has briefed the Supervisory Board in a regular, timely and exhaustive manner, submitting monthly written reports to inform the members of the Supervisory Board on the company's earnings, financial situation, net asset position, and important business transactions. Consequently, there has been no need for more specific acts of control, such as the inspection of books and records. Key issues and strategic plans were discussed jointly by the Board of Management and the Supervisory Board who, after careful deliberation and examination, endorsed the outlined strategic orientation for the company. The Supervisory Board reviewed all business activities that required its approval under the provisions of the law, the company's articles of association, or the Board of Management's rules of procedure. The Supervisory Board discussed these matters with the Board of Management and endorsed them.

Meetings of the Supervisory Board

During the financial year 2006, resolutions were adopted at five Supervisory Board meetings. Six further resolutions were adopted by written consent in lieu of a meeting. All Supervisory Board members were present at more than half of the meetings. In addition, the Chairman of the Supervisory Board was regularly updated on the company's current situation, significant business transactions and important pending decisions.

At these meetings, the Supervisory Board and Board of Management jointly analyzed the business development of MTU and its associated companies, the market situation in general, and MTU's position in relation to its competitors. The Supervisory Board was extensively briefed on the progress being achieved in the company's aero engine and technology programs. The most important topics were the company's participation in the GP7000 (A380), V2500 successor (A320, Boeing 737), TP400-D6 (A400M) and F414 (F/A-18E/F Super Hornet) programs. Other areas of business in which the Supervisory Board took a special interest were commercial MRO and industrial gas turbines.

The Supervisory Board looked closely at the company's cooperative partnerships with other enterprises. It kept itself regularly informed of developments in the commercial MRO business, ongoing campaigns and the commercial status of new maintenance contracts. Other issues addressed at Audit Committee and Supervisory Board meetings included the MTU risk management system, measures aimed at risk minimization, the development of the dollar exchange rate and the appropriate hedging measures. Plans for a continuous improvement process at MTU and a program to raise efficiency focusing primarily on the Munich site were discussed with the Board of Management.

The Supervisory Board is of the firm belief that good corporate governance is of fundamental importance to the company's business success. For this reason, the Supervisory Board has closely studied the recommendations of the relevant corporate governance standards and the way in which they are being implemented within the company. In doing so, it has also reviewed the efficiency of its own activities. Cooperation with the Board of Management and among members of the Supervisory Board was judged to be smoothly organized and of high quality. Furthermore, the Supervisory Board has assured itself that the company has complied with the recommendations of the German Corporate Governance Code throughout the past year, as stated in its declaration of conformity. In a joint declaration with the Board of Management on December 13, 2006, pursuant to the requirements of Section 161 of the German Stock Corporation Act (AktG), the Supervisory Board stated that MTU Aero Engines Holding AG fully complies with the recommendations of the German Corporate Governance Code, with two exceptions. The declaration of conformity is reproduced on page 117 of this annual report together with a more detailed description of the company's corporate governance; the declaration has also been posted on the company's website.

Committee meetings

The Supervisory Board has constituted three committees operating under equal terms of reference: the Audit Committee, the Personnel Committee and the Mediation Committee, the latter formed to comply with the requirements of Section 27, paragraph 3, of the German Codetermination Act. The Mediation Committee was not called upon to convene during the year under review.

The members of the Personnel Committee during the year under review were: Johannes P. Huth (chairman), Günter Sroka, Harald Flassbeck and – as of February 16, 2006 – Dr. Jürgen M. Geißinger, who succeeded Reinhard Gorenflos. The Personnel Committee met twice in 2006 to discuss matters concerning, in particular, the level of compensation to be awarded to members of the Board of Management and the results of the Supervisory Board's efficiency audit.

The Audit Committee met twice during the financial year 2006. Its members in 2006 were Louis R. Hughes (chairman, since February 16, 2006), Babette Fröhlich, Johannes P. Huth and Günter Sroka. The Audit Committee dealt primarily with the annual financial statements of MTU Aero Engines Holding AG. A further focus of its activities were the consolidated financial statements and group management report of MTU Aero Engines Holding AG. Copies of the reports prepared by Deloitte & Touche concerning the auditing of the annual and consolidated financial statements and the condensed management report were distributed to all members of the Supervisory Board, and were thoroughly reviewed in the presence of the auditor. The committee recommended that the Supervisory Board should adopt the financial statements, approve the management report and consent to the Board of Management's profit distribution proposal. The committee consulted the company auditors during its discussions of the annual accounts and consolidated financial statements. Other subjects discussed at length included the consolidated financial statements for MTU Aero Engines Investment GmbH, the corporate audit report, the quarterly financial statements, the explanatory notes on impairment tests, the continued development of the risk management system, and the work of the internal auditing team in 2005, including the areas to be examined in the 2006 internal audit. The committee also specified the key areas for audit in the 2006 financial statements, drafted terms for the engagement of the services of the accounting firm Deloitte & Touche, and recommended that the Supervisory Board should award the contract as proposed.

The committees reported regularly to the Supervisory Board on the progress of their work.

Adoption of the annual financial statements and approval of the consolidated financial statements

MTU Aero Engines Holding AG's annual financial statements, consolidated financial statements, management report and group management report for the 2006 financial year were audited and fully certified by the accounting firm Deloitte & Touche, Munich, whose engagement had been confirmed at the Annual General Meeting. The audit reports and documents to be reviewed were submitted in a timely manner to all members of the Supervisory Board.

The Supervisory Board thoroughly reviewed the annual financial statements, consolidated financial statements, management report and group management report of MTU Aero Engines Holding AG for 2006 and the Board of Management's profit distribution proposal on the basis of the preliminary audit by the Audit Committee, on which the chair of the Audit Committee had presented a full report to the Supervisory Board. The auditor attended the Audit Committee meeting on March 5, 2007 and the Supervisory Board's balance sheet meeting on March 12, 2007, and presented the main findings of the audit.

The Supervisory Board raised no objections after reviewing the annual financial statements, consolidated financial statements, management report, group management report and the Board of Management's profit distribution proposal. The annual financial statements and management report for the 2006 financial year as submitted by the Board of Management were adopted at the Supervisory Board meeting on March 12, 2007. The Supervisory Board agreed to the Board of Management's profit distribution proposal. The consolidated financial statements and group management report for MTU Aero Engines Holding AG for the 2006 financial year as submitted by the Board of Management were approved by the Supervisory Board at its meeting on March 12, 2007. MTU Aero Engines Holding AG has not entered into any change-of-control agreements.

Boardroom changes

During the year under review, the following changes took place within the company's Supervisory Board: Louis R. Hughes was appointed to the Supervisory Board under a decision by the Munich district court on January 27, 2006. He succeeds Reinhard Gorenflos of Kohlberg Kravis Roberts & Co. Ltd., who stood down from office as of December 31, 2005. The Supervisory Board would like to thank Mr. Gorenflos for his dedicated work as a board member.

At its meeting on March 22, 2006, the Supervisory Board appointed Dr. Rainer Martens to the company's Board of Management for a three-year term of office starting on April 15, 2006. Dr. Martens has taken over the duties of Executive Vice President and Chief Operating Officer from Dr. Michael Süß, to whom the Supervisory Board extends its thanks for his intensive efforts since 2001.

Bernd Kessler was re-appointed to the Board of Management by the Supervisory Board at its meeting on September 27, 2006. His present contract, which is due to expire on July 31, 2007, was renewed for a further five years from August 1, 2007.

At the Supervisory Board meeting on December 13, 2006, Günter Sroka asked to be relieved of his duties as deputy chairman of the Supervisory Board with effect from December 31, 2006. His membership of the various committees also ceases on this date. Mr. Sroka will remain a member of the Supervisory Board through to the end of his elected term of office. At the same Supervisory Board meeting, works council chairman Josef Hillreiner was elected to take over the duties of deputy chairman of the Supervisory Board and member of its committees as the successor to Mr. Sroka.

At the beginning of 2007, the company took the decision to set up a Scientific and Technical Council. Professor Dr. Sigmar Wittig has kindly agreed to serve as its chairman. For this reason, he has renounced his membership of the Supervisory Board, with effect of March 31, 2007. We would like to thank him for his excellent work as a board member.

The Supervisory Board sincerely thanks the Board of Management and all employees of MTU for their dedicated work and the successful results they have achieved during 2006, and moreover wishes to thank the members of the works council for their constructive support. The Supervisory Board also extends its thanks to the shareholders who have placed their trust in MTU over the course of the past business year.

Munich, March 12, 2007



Johannes P. Huth
Chairman of the Supervisory Board

The Supervisory Board

Supervisory Board

Johannes P. Huth

Chairman of the Supervisory Board
Managing Director of Kohlberg Kravis Roberts & Co. Ltd., London

Additional supervisory board mandates and/or mandates on comparable supervisory entities of foreign or domestic commercial companies

A.T.U. Auto-Teile-Unger Holding GmbH
Deutsche Gesellschaft für Kunststoff-Recycling mbH
Der Grüne Punkt – Duales System Deutschland GmbH
NXP BV
Pro7Sat1 Media AG
Zumtobel AG

Harald Flassbeck

Senior Union Representative, IG Metall, Munich

EADS Deutschland GmbH
MAN Nutzfahrzeuge AG

Babette Fröhlich

Departmental head within the IG Metall Executive Committee, Frankfurt

Dr.-Ing. Jürgen M. Geißinger

President and CEO of INA-Holding Schaeffler KG, Herzogenaurach

Tower Automotive, Inc.

Josef Hillreiner

Deputy Chairman of the Supervisory Board (since January 1, 2007)
Chairman of the Group Works Council of MTU Aero Engines GmbH, Munich

Louis R. Hughes

Chief Executive Officer of GBS Laboratories, LLC., Herndon, Virginia

ABB Ltd.
AB Electrolux
Akzo Nobel N.V.
Maxager Technology
Sulzer AG

Michael Keller

Senior Vice President Rotor/Stator and Production Services of MTU Aero Engines GmbH, Munich

Prof. Dr. Walter Kröll

Former President of the Helmholtz Association of German Research Centres e.V., Bonn

Siemens AG
Wincor Nixdorf AG

Josef Mailer

Full-time member of the Works Council of MTU Aero Engines GmbH, Munich

Günter Sroka

Deputy Chairman of the Supervisory Board (until December 31, 2006)
Former Chairman of the Group Works Council of MTU Aero Engines GmbH, Munich

Dr.-Ing. Klaus Steffens

Former President and CEO of MTU Aero Engines GmbH, Munich

CompuGroup Holding AG

Prof. Dr. Sigmar Wittig (until March 31, 2007)

Former Chairman of the Executive Board of the German Aerospace Center (DLR), Cologne

MAN Turbo AG

Supervisory Board committees

Personnel Committee

Johannes P. Huth, Chairman
Harald Flassbeck
Dr.-Ing. Jürgen M. Geißinger (since February 16, 2006)
Josef Hillreiner (since January 1, 2007)
Günter Sroka (until December 31, 2006)

Audit Committee

Louis R. Hughes, Chairman
Babette Fröhlich
Josef Hillreiner (since January 1, 2007)
Johannes P. Huth
Günter Sroka (until December 31, 2006)

Mediation Committee

Johannes P. Huth, Chairman
Harald Flassbeck
Dr.-Ing. Jürgen M. Geißinger (since February 16, 2006)
Josef Hillreiner (since January 1, 2007)
Günter Sroka (until December 31, 2006)

Glossary of engine terms

ACARE 2020
The Advisory Council for Aeronautics Research in Europe (ACARE) is composed of 39 members, including representatives of the EU member states, EUROCONTROL, the European Commission, and stakeholders in the European aerospace industry. In its Strategic Research Agenda, published in 2002, ACARE set out the goals it hopes to see achieved by 2020: aircraft should consume 50% less fuel, emit 50% less CO_2 and 80% less NO_x, and their perceived noise level should be reduced by half. For engine manufacturers this means that engines for the next generation of aircraft must cut fuel consumption by about 10%; their successors must then reach a target of 20% by 2020.

Afterburner
Military jet engines, in particular those designed for supersonic fighter aircraft, are equipped with an afterburner located downstream of the turbine. The afterburner can make almost twice as much thrust available for take-off, ascent or supersonic flight.

Altitude test facility
Altitude test facilities enable engines to be tested on the ground at simulated flight altitudes. Each newly developed engine is subjected to a series of tests in an altitude test facility before it enters actual flight testing.

Blisk
The term blisk is an acronym composed of the words 'blade' and 'disk'. A blisk is an integrally bladed rotor assembly in which the blades and disk are machined as a single piece. Blade roots and disk slots are thereby made redundant, resulting in significant weight savings, a longer service life, a reduced number of components due to higher stage loading, and lower maintenance requirements.

Combustor
A combustor or combustion chamber consists of an outer casing and a flame tube or 'can' in which the actual combustion takes place. Inside, the compressed air flowing into the chamber is mixed with fuel, which is then ignited and burns at a temperature of over 2000 degrees Celsius. Due to the high temperatures involved, combustors require special thermal barrier coatings.

Compressor
A compressor consists of several stages of bladed disks (rotors) that rotate at very high speed between stationary guide vanes (stators). This allows large amounts of air to be ingested and compressed before being fed into the combustor. In order to achieve a compression ratio of over 40:1, which is standard in all modern two-shaft engines, it is necessary to use multi-stage low-pressure and high-pressure compressors rotating at different speeds on dual concentric shafts. These are driven by the corresponding turbines.

Control and monitoring systems
An engine's control system consists of a number of individual subsystems and the associated software for monitoring and controlling engine parameters, such as a fuel control system, a vane and nozzle actuating system, a bleed system, an oil system and a number of sensors and transducers required for measuring engine speed, pressure and temperature.

Cooperative Model
The idea for the Cooperative Model was developed and implemented jointly by MTU Aero Engines and the German air force (Luftwaffe). The new maintenance concept was applied for the first time in 2003 to the EJ200 Eurofighter engine. Since the end of 2005 it has also encompassed the Tornado's RB199 engine, the Phantom's J79 engine and the RR250-C20 for the PAH1 anti-tank and support helicopter. Contrary to previous practice, all maintenance performed under the Cooperative Model is carried out at a single location. Here, MTU experts work hand in hand with military personnel and civilian employees, enabling the Luftwaffe to fully retain its maintenance expertise. The Cooperative Model is under the industrial leadership of MTU.

DECMU
DECMU stands for Digital Engine Control and Monitoring Unit and is a full-authority engine subsystem. There are normally two separate units for engine control and monitoring, but DECMU integrates both functions in a single unit.

EASA
The European Aviation Safety Agency (EASA) is the regulatory body that sets and oversees aviation safety standards in the European Union. It has equivalent type-certification responsibilities in the EU to the Federal Aviation Administration (FAA) in the U.S.A.

Engine pool services
MTU's engine pool services respond to a growing demand for engine-related services which extend beyond actual maintenance. These activities focus on providing engines on lease, replacement engines, and industrial gas turbines.

FAA
The Federal Aviation Administration (FAA) is the American regulatory body with responsibility for civil aviation standards in the U.S.A.

Fan
The extremely large first rotor of the low-pressure compressor accelerates the bypass stream flowing aftward and is therefore called the fan. It is driven by the low-pressure turbine via the low-pressure shaft and provides the engine's main thrust. The front view of an engine shows the fan.

Geared-turbofan
Geared-turbofan engines could well become the standard type for use in future short- and medium-haul aircraft. Normally, an engine's fan, low-pressure compressor and low-pressure turbine are all rigidly connected to one shaft. In contrast, the geared fan is 'decoupled' from the low-pressure section by means of a reduction gear unit. This enables the low-pressure turbine and the low-pressure compressor to run at their optimum high speeds, while the fan rotates at a much lower speed (in a ratio of approx. 3:1). This results in significantly improved overall engine efficiency and greatly reduced noise levels.

HT ERCoat[NT]
HT ERCoat[NT] is an erosion-protection coating developed by MTU for HP turbine airfoil blades. Its use is not restricted to any particular type of engine. The coating is primarily intended for engines operating in hot desert regions where they are exposed to the risk of heavy erosion by sand.

Industrial gas turbines
The operating principle of an industrial gas turbine is essentially the same as that of an aero engine. However, instead of the customary low-pressure turbine used in aircraft, industrial gas turbines have a so-called power turbine. This turbine delivers the necessary power, either directly or via a gear unit, to an additional attached power unit such as a pump or generator. Nearly all industrial gas turbines of the lower and intermediate power classes are aero-engine derivatives.

Intermediate-pressure turbine
In addition to the usual high-pressure and low-pressure turbines, three-shaft engines have a third, intermediate-pressure turbine which drives the intermediate-pressure compressor.

Laser caving
Laser caving is an innovative laser machining process used to produce contoured holes. The conventional method employs electrochemical etching. The introduction of the new technology has cut processing times by around 80%.

NEWAC
The EU recently launched a new technology program called NEWAC (New Aero Engine Core Concepts) under the leadership of MTU Aero Engines. The aim is to design a new core engine to power future aircraft engines. Specific development tasks have been allocated to each of the main partners in the program, who include the major European engine manufacturers. MTU, for its part, is testing new ways of actively controlling a high-pressure compressor in flight.

NGSA
NGSA stands for 'next-generation single-aisle'. Examples of such aircraft include the successor to the Airbus A320 family and the Boeing 737.

OCCAR
The Organisation for Joint Armament Cooperation (OCCAR) is a European defense procurement agency with headquarters in Bonn. Currently managed programs include the Tiger helicopter and the A400M transporter.

Risk- and revenue-sharing partnership
In a risk- and revenue-sharing partnership, each partner contributes a certain share of the resources needed for a specific engine program (work capacity and funding), thus carrying part of the risk. In return, each partner is entitled to a corresponding percentage of the overall sales revenue from that program.

Subsystem
A complete aircraft engine is made up of a number of subsystems. These include the high-pressure and low-pressure compressors, the combustor, the high-pressure and low-pressure turbines and the engine control system.

Thrust class
Turbojet engines are roughly grouped into three thrust classes: engines with a thrust of up to 20,000 pounds, engines with a thrust of between 20,000 and approximately 50,000 pounds, and engines with a thrust in excess of 50,000 pounds.

Turbine
In a turbine, the energy contained in the gases emerging at high-pressure and velocity from the combustor is converted into mechanical energy. Like the compressor, the turbine is divided into two parts – a high-pressure and a low-pressure section – each of which is directly connected to the corresponding compressor via the respective shaft. The turbine has to withstand much higher stresses than the compressor, as it has to deal not only with the high gas temperatures but also with the extreme centrifugal forces of several tons acting on the outer rim of its disks.

Turbine center frame
The turbine center frame connects the high-pressure turbine to the low-pressure turbine. It has to be able to withstand the high mechanical and thermal loads. The center frame includes struts to support the shaft bearings, clad with an aerodynamic fairing, and the necessary air and oil supply lines.

Turbofan engine
The turbofan is a decisive advancement of the turbojet principle, the main difference being its enlarged first compressor stage, known as the fan. While in turbojet engines, all of the ingested air flows consecutively through the compressor, the combustor and the turbine, turbofans separate the accelerated air stream behind the fan. A certain amount of air reaches the combustor via a number of further compressor stages. The rest, however – which constitutes a much larger fraction – is channeled around the inner components without being burned. The ratio between these two airflows is known as the bypass ratio. In modern commercial engines, this ratio can be as high as 10:1. The greater the bypass ratio, the more economical, environmentally compatible and silent the aircraft. Turbofans consume much less fuel than turbojets, and the bypass flow also reduces noise emission.

Turbojet engine

All first-generation engines work according to the turbojet principle: Air is ingested into the compressor, where it is compressed by the blades. Subsequently, it is channeled into the combustor, where fuel is injected and the mixture is burnt. The hot gases expand explosively and stream into the turbine at high velocity. The turbine consists of several turbine rotors with a multitude of blades that are forced to turn by the exhaust gas stream. The turbine subsequently drives the compressor via a shaft. Only then do the combustion gases leave the jet nozzle. Because of their low efficiency and the large amount of noise they generate, turbojet engines are no longer produced today.

Turboprop engine

The most noticeable external feature of a turboprop engine is its propeller. Inside, however, the engine differs only slightly from the turbojet and the turbofan. The turbine has larger dimensions, and drives not only the compressor but also the propeller, the latter via a gear unit to reduce the speed of rotation. Accordingly, more energy has to be drawn from the exhaust gas stream in the turbine of a turboprop engine than in that of other engine types. More than 90% of the energy is required for the compressor and the propeller. Turboprop airplanes can only achieve flight speeds of up to 800 km/h and are thus slower than turbojets or turbofans, but they do have the advantage of consuming far less fuel. This predestines them for use in roles where speed is less important, such as in short-haul routes or for air freight.

Turboshaft engine

Turboshaft engines are used in helicopters and have a similar layout to the turboprop engine but, because the drive shaft cannot be connected in a straight line to the rotor, it is connected instead to a transmission system (gearbox), which converts the generated thrust into the rotational motion required for the rotor.

Type	Description	Application
Commercial Engines		
PW4000Growth	Two-spool turbofan engine in the 340 – 440 kN thrust range.	Engine for the Boeing 777.
GP7000	Two-spool turbofan engine in the 315 – 380 kN thrust range.	Engine for the Airbus A380.
CF6	Two-spool turbofan engine in the 180 – 320 kN thrust range.	Engine for the Airbus A300, A310, and A330, the Boeing 747 and 767, the DC-10, and MD-11.
PW2000	Two-spool turbofan engine in the 170 – 190 kN thrust range.	Engine for the Boeing 757 and Boeing C-17.
V2500	Two-spool turbofan engine in the 100 – 150 kN thrust range.	Engine for the Airbus A319, A320, A321 and the Boeing MD-90.
PW6000	Two-spool turbofan engine in the 98 – 106 kN thrust range.	Engine for the Airbus A318.
JT8D-200	Two-spool turbofan engine in the 90 – 100 kN thrust range.	Engine for the Boeing MD-80 series.
PW300	Two-spool turbofan engine in the 18 – 30 kN thrust range.	Engine for medium-weight business and regional jets.
PW500	Two-spool turbofan engine in the 13 – 20 kN thrust range.	Engine for light and medium-weight business jets.
Military Engines		
F414	Two-spool turbofan engine in the 97 kN thrust class.	Engine for the Boeing F/A-18E/F Super Hornet.
EJ200	Two-spool turbofan engine with afterburner in the 90 kN thrust class.	Engine for the Eurofighter/ Typhoon.
RB199	Three-spool turbofan engine with afterburner and thrust reverser in the 70 – 80 kN thrust range.	Engine for the Panavia Tornado.
J79	Single-shaft turbojet engine with afterburner in the 70 – 80 kN thrust range.	Engine for the F-4 Phantom.
Larzac04	Two-spool turbofan engine in the 14 kN thrust class.	Engine for the Alpha Jet.
TP400-D6	Three-spool engine with a power output of 8,000 kW.	Engine for the Airbus A400M.
Tyne	Turboprop engine in the 3,955 kW power range.	Engine for the Breguet Atlantic, Transall C160, and Short Belfast.
T64	Turboshaft engine with free power turbine in the 3,000 kW power class.	Engine for the Sikorsky CH-53G helicopter.
MTR390/MTR390 Enhanced	Turboshaft engine with free power turbine in the 950 kW power class.	Engine for the Tiger helicopter.
RR250-C20	Turboshaft engine with free power turbine in the 310 – 340 kW power range.	Engine for the helicopters PAH 1, Bo105, and others.
Industrial Gas Turbines		
LM6000	Derivative of the CF6-80 aero engine. Power class up to 44,000 kW.	Electrical power stations.
LM5000	Derivative of the CF6-50 aero engine. Power class up to 34,000 kW.	Electrical power stations, mechanical power systems, oil and gas industry.
LM2500/LM2500+	Derivative of the CF6-6 aero engine. Power class 22,000 to 30,500 kW.	Electrical power stations, mechanical power systems, oil and gas industry, power systems for ships.
ASE/TF 40/50	Power class up to 4,100 kW.	Electrical power systems, power systems for ships, mechanical power systems, generator sets.

Contacts

Corporate Communications and Investor Relations

Eckhard Zanger
Senior Vice President
Corporate Communications and
Investor Relations
Telephone: +49 89 1489-9113
Fax: +49 89 1489-9140
E-Mail: Eckhard.Zanger@mtu.de

Inka Koljonen
Director Investor Relations
Telephone: +49 89 1489-8313
Fax: +49 89 1489-95062
E-Mail: Inka.Koljonen@mtu.de

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich, Germany
Telephone: +49 89 1489-0
Fax: +49 89 1489-5500
E-Mail: info@mtu.de
http://www.mtu.de

The addresses of MTU's affiliates, joint ventures and program coordination and management companies in Germany and abroad can be found on the Internet at www.mtu.de

This Annual Report of MTU Aero Engines Holding AG is available in printed form in German and English. We would be happy to send you copies of the Annual Report. The report is also available on the Internet in German and English.

Translation
German version prevails

Financial Calendar 2007

Financial Calendar 2007	
March 13, 2007	Publication of the Consolidated Financial Statement 2006
	Annual press conference
	Telephone conference with analysts and investors on the annual results for 2006
April 23, 2007	Interim Report as at March 31, 2007
	Telephone conference with journalists
	Telephone conference with analysts and investors
April 27, 2007	Annual General Meeting
July 25, 2007	Interim Report as at June 30, 2007
	Telephone conference with journalists
	Telephone conference with analysts and investors
September 21, 2007	Analyst/Investor Day 2007
October 25, 2007	Interim Report as at September at, 2007
	Telephone conference with journalists
	Telephone conference with analysts and investors

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

END



GER 03/07/MUC/02000/DC/EB/E